Form 20-F
period 2025-03-31
Robot Consulting Co., Ltd.
filed 2025-08-15
CIK 2007599

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from               to

Commission file number: 001-42740

Kabushiki Kaisha Robot Consulting

(Exact name of Registrant as specified in its charter)

Robot Consulting Co., Ltd.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Le Graciel Building 2, 6th Floor

5-22-6 Shinbashi, Minato Ward

Tokyo, 105-0005, Japan

(Address of principal executive offices)

Kanato Asagarasu, Manager

Telephone: +81 3 6280 5477

Email: info@robotconsulting.net

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one ordinary share	LAWR	The Nasdaq Stock Market LLC
Ordinary shares*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the registration of the American depositary shares on The Nasdaq Stock Market LLC. Each American depositary share represents one common share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,210,000 ordinary shares as of March 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares, each of which represents one Common Share (defined below);

●	“AI” are to artificial intelligence;

●	“AI” are to artificial intelligence;

●	“Certified Consultant” are to a certified social insurance and labor consultant (Shakai Hoken Roumu Shi, or Sharoushi), an expert in personnel and labor management who, once he or she passed the national examination, is qualified to provide consultation, guidance, and other services relating to employment, social insurance, and labor laws and regulations in Japan, as well as labor dispute resolutions, pursuant to the Certified Social Insurance and Labor Consultant Act (Act No. 89 of 1968, as amended);

●	“Certified Consultant Corporation” are to a special corporation similar to an unlimited partnership under the Commercial Code of Japan, whose members are limited to Certified Consultants who are jointly and severally liable to third parties;

●	“CJK Group” are to CJK Group Inc., an Arizona corporation which provides legal outsourcing services in the U.S. and Japan;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“JPY” or “¥” are to Japanese yen, the legal currency of Japan;

●	“METI” are to the Ministry of Economy, Trade, and Industry of Japan;

●	“metaverse” or “Metaverse” are to a highly immersive virtual environment where participating users may gather to interact with one another regardless of physical location;

●	“MHLW” are to the Ministry of Health, Labor, and Welfare of Japan;

●	“Ordinary Shares” are to the ordinary shares of Robot Consulting;

●	“Robot Consulting” are to Robot Consulting Co., Ltd., a joint-stock corporation (kabushiki kaisha) with limited liability organized under Japanese law;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Robot Consulting and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2025, 2024, and 2023. Our functional currency and reporting currency is JPY. Convenience translations included in this annual report of JPY into U.S. dollars have been made at the exchange rate of JPY149.9 = $1.00, which was the foreign exchange rate on March 31, 2025 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on April 7, 2025. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We have a history of operating losses and will likely incur substantial additional expenses and operating losses in the future. We may continue to be unprofitable for an extended period of time. Management has concluded that there is, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses, substantial doubt about our ability to continue as a “going concern.”

We had a loss of JPY534,685 thousand ($3.6 million), JPY661,966 thousand, and JPY478,633 thousand for the fiscal years ended March 31, 2025, 2024, and 2023 respectively. This operating loss has resulted in an accumulated deficit of JPY1,782,485 thousand ($11.9 million), JPY1,247,800 thousand, and JPY585,834 thousand as of March 31, 2025, 2024, and 2023 respectively. These factors raise substantial doubt regarding our ability to continue as a going concern.

We may consider obtaining additional financing in the future through the issuance of our Ordinary Shares, through other equity or debt financings, or other means. However, we are dependent upon our ability to obtain new revenue generating customer contracts, secure equity and/or debt financing and there are no assurances that we will be successful. As a result of the above, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we were to be unable to continue as a going concern, or if there were to be continued doubt about our ability to do so, the value of your investment would be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our results of operations and prospects.

We have only been in operation since 2020 and, therefore, have limited operating history with respect to each of our principal products. We commenced selling our Labor Robot in September 2022. The number of Labor Robot users grew to 261 users as of March 31, 2023, and to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. The number of Labor Robot users further grew to 536 as of March 31, 2025, with 53 new users added during the fiscal year ended March 31, 2025. While we concurrently provide e-learning services and software installation services, we promote Labor Robot as our principal product. During the fiscal years ended March 31, 2025, 2024, and 2023, the percentage of revenue that accounted for the products and services we ceased to operate was 0.00%, 48.48%, and 81.48%, respectively. Since we have terminated products and services which had significantly generated revenue during the last three fiscal years, our future success will require us to further expand our customer and user base and scale up the sales of Labor Robot, e-learning services, software installation services, and our new products. Our business model and ability to attract more customers are unproven. To address the risks, we must, among other things, continue to (i) expand our sales and distribution channel, (ii) maintain and further develop business relationships with our existing and potential customers, and (iii) improve public relations and brand awareness and enhance customer loyalty. We cannot assure you that we will be successful in addressing such risks. Although we have experienced revenue growth, given that we discontinued products and services which had significantly generated revenues during the last three fiscal years, we cannot assure you that our revenue will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses, and challenges that we will face as an early-stage company seeking to sell new products in a volatile and challenging market.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The markets for human resource and financial management platforms, business-to-business e-learning, and other digital transformation-related consulting services for small and medium-sized businesses in Japan are highly competitive, with relatively low barriers to entry. Our primary competitors in the Japanese market for Labor Robot are Yayoi Co., Ltd. (“Yayoi”) and freee K.K. (“freee”), well-established providers of human resource and financial management platforms, which have long-standing relationships with many customers. Other competitors include Jobcan, operated by Donuts Co., Ltd. and SmartHR. Inc. Prospective customers may be hesitant to adopt a cloud-based platform such as ours and may prefer to upgrade the more familiar applications offered by these vendors that are deployed on their premises. For other services, our competitors include WriteUp Co., Ltd., a company listed on the Tokyo Stock Exchange, which similarly offers products and services, including AI-related e-learning courses and grant and subsidy application support for small and medium-sized businesses.

These competitors are larger companies and have greater brand recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do. These vendors, as well as other competitors, may offer products and services on a stand-alone basis at a low price or bundled as part of a larger product sale. In order to take advantage of customer demand for their products and services, they may have greater capacity to expand their products and services through acquisitions and organic development.

We also face competition from large national and overseas cloud-based accounting platform service providers have also started to enter into the Japanese market, such as QuickBooks. We may also face competition from a variety of vendors of cloud-based and on premises software applications that address only a portion of one of our applications. In addition, other companies that provide cloud-based applications in different target markets, such as Salesforce.com and NetSuite, may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal applications. With the introduction of new technologies and market entrants, we expect this competition to intensify in the future.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. In addition, many of our competitors have established marketing relationships, access to larger customer bases and major distribution agreements with consultants, system integrators and resellers. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors’ products, services, or technologies become more accepted than our products or services, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels, our operating results would be negatively affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have recently experienced a period of rapid growth in the number of users for Labor Robot. In particular, since the launch of Labor Robot in September 2022, our user base increased from zero to 261 as of March 31, 2023, and further to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. The number of Labor Robot users further grew to 536 as of March 31, 2025, with 53 new users added during the fiscal year ended March 31, 2025. We anticipate that we will significantly expand our operations and headcount in the near term. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty or delays in deploying customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

If the market for cloud-based accounting and human resource software develops more slowly than we expect or declines, our business could be adversely affected.

The cloud-based accounting and human resource software market is not as mature as the market for on premises enterprise software, especially in the Japanese market. See “Item 4. Information on the Company—B. Business Overview—Market Opportunity.” It is uncertain whether cloud-based software for enterprise will achieve and sustain high levels of customer demand and market acceptance. Our success will depend to a substantial extent on the widespread adoption of cloud computing in general, and of human resource and financial management services in particular.

Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to cloud-based software. It is difficult to predict customer adoption rates and demand for our products, the future growth rate and size of the cloud-based software market, or the entry of competitive products. The expansion of the cloud-based software market depends on a number of factors, including the cost, performance, and perceived value associated with cloud-based software, as well as the ability of cloud-based software companies to address security and privacy concerns. If other cloud-based software providers experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for cloud-based software products as a whole, including our products, may be negatively affected. If cloud-based software does not achieve widespread adoption, or there is a reduction in demand for cloud-based software caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenues and our business could be adversely affected.

During the fiscal years ended March 31, 2024 and 2023, we derived a substantial majority of our revenues from certain consulting and support services, advertising services, and outsourcing services. While we have not provided advertising services, outsourcing services, and such consulting and support services since the beginning of the fiscal year ended March 31, 2025, going forward, our efforts to increase the sales of the remaining services we provide, as well as Labor Robot and our other products, may not succeed and may reduce our revenue growth rate.

During the fiscal years ended March 31, 2024 and 2023, we derived a substantial majority of our revenues from certain consulting and support services, advertising services, and outsourcing services, while endeavoring to increase the sales of Labor Robot, our principal product. While we decided not to provide advertising services, outsourcing services, and certain consulting and support services, including IT system installation subsidy application consulting and support services and e-commerce store set-up services as of the fiscal year beginning April 1, 2024, we have determined to focus our efforts on expanding the sales of e-learning services, software installation services, and Labor Robot. Any factor adversely affecting sales of the remaining services and Labor Robot, including market acceptance, product competition, performance and reliability, reputation, price competition, and economic and market conditions, could adversely affect our business and operating results. Our participation in the markets for the products and services we are developing or have just launched, such as e-learning services and metaverse-related services, is relatively new, and it is uncertain whether these areas will ever result in significant revenues for us. Further, the introduction of new products and services beyond these markets may not be successful.

If we are not able to provide successful enhancements, new features and modifications, our business could be adversely affected.

If we are unable to provide enhancements and new features for Labor Robot, our current services, or new products and services we may develop in the future that achieve market acceptance or that keep pace with rapid technological developments, our business could be adversely affected. For example, we are focused on enhancing the features and functionality of Labor Robot to improve their utility to larger user base. The success of enhancements, new features and products depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or products. Failure in this regard may significantly impair our revenue growth. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, uncertainties about the trends in digital transformation, AI, and the metaverse, the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our products and services to operate effectively with future digital transformation trends, network platforms or technologies could reduce the demand for our products and services, result in user dissatisfaction and adversely affect our business.

If our security measures are breached or unauthorized access to user data is otherwise obtained, Labor Robot may be perceived as not being secure, customers may reduce the use of or stop using our products and services and we may incur significant liabilities.

Labor Robot and e-learning service involve the storage and transmission of customers’ proprietary information, including personal or identifying information regarding their employees, customers and suppliers, as well as their finance and payroll data. As a result, unauthorized access or security breaches could result in the loss of information, litigation, indemnity obligations and other liability. On May 10, 2024, we adopted a comprehensive information security policy that established internal rules regarding information asset management, including authorization for, and access to, digital storage and physical premise storing information, infrastructure operation and management, and software development management and vendor selection security procedures. The policy also established an information security committee responsible for formulating, monitoring, and reviewing our information security measures and relevant guidelines. The current committee consists of Mr. Tomoya Suzuki, our director and chief technology officer, serving as the information security manager; Mr. Amit Thakur, our director and chief executive officer, serving as the information security inspector; and Mr. Kanato Asagarasu, our manager. According to the policy, the information security manager monitors relevant cybersecurity threats and trends in personal information protection and timely report them to the information security committee. Our information security inspector shall review this policy’s implementation annually and report his findings to the information security committee. Based on these findings, the committee shall formulate necessary improvement plans. In the event of a cybersecurity incident, Mr. Hidetoshi Yokoyama, our representative director, assumes the top leadership role, and Mr. Tomoya Suzuki acts as an incident response manager. Regardless of the policy, we have always used our best efforts to maintain appropriate service agreements with our third-party software vendors and cloud service providers to maintain the uninterrupted use of our products and services and protect customers’ data. We also endeavor to ensure through these agreements that the cloud services are sufficiently isolated, and the data are securely stored with necessary encryptions. Our chief technology officer and head of management are responsible for monitoring the execution of these agreements.

Although we have security measures in place to protect customer information and prevent data loss and other security breaches, if these measures are breached as a result of third-party actions, employee errors, malfeasance or otherwise, and someone obtains unauthorized access to customers’ data, our reputation could be damaged, our business may suffer and we could incur significant liability. Because we fully rely on our cloud service providers to maintain the server’s cybersecurity, we may be unable to timely or adequately address cybersecurity threats sufficiently and efficiently without the providers’ support. See “—We depend on a cloud storage service provider to operate Labor Robot and any disruption in the operation of the cloud storage service provider could adversely affect our business.” If someone obtains unauthorized access to customers’ data or we lose customers’ data, our reputation could be damaged, our business may suffer and we could incur significant liability. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our operating results.

We depend on a cloud storage service provider to operate Labor Robot and any disruption in the operation of the cloud storage service provider could adversely affect our business.

We host Labor Robot and serve all of its users by using Amazon Web Services (“AWS”), whose data center is located in the region called AWS Tokyo Region, which includes Tokyo and Chiba. We also host our e-learning services with IT Bee Inc., a Japanese corporation providing one-stop services for consultancy, development, and operation of e-learning products. While we control and have access to our files and data that are located in AWS, we do not control the operation of these facilities. Since the cloud server is located at our cloud storage service provider’s facilities, we fully rely on the provider’s service support to maintain the server and its infrastructure, including cybersecurity protection and recovery resulting from server failure. The server performance may also temporarily deteriorate since hosting infrastructure is also employed to serve the significant number of our cloud storage service provider’s users. Our cloud storage service provider has no obligation to renew a cloud storage service agreement with us on commercially reasonable terms, or at all. If we are unable to renew the agreement on commercially reasonable terms, or if our cloud storage service provider is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Any problems faced by our cloud storage service provider, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our cloud storage service provider may decide to terminate their service without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our cloud storage service provider or any of the service providers with whom we or it contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our cloud storage service provider is unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our cloud storage service provider’s server or any errors, defects, disruptions, or other performance problems with our products could adversely affect our reputation and may damage customers’ stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenues, subject us to potential liability, or adversely affect our future sales.

Furthermore, our accounting features in Labor Robot may play an important role in its users’ financial projections, reporting and compliance programs. Although we clearly indicate in the Labor Robot software licensing agreement that we are not liable for any damages arising from the use of Labor Robot, any interruption in our service may affect the availability, accuracy or timeliness of these programs and could damage our reputation, cause users to terminate their use of our software, require us to indemnify users against certain losses and prevent us from gaining additional business from current or future users.

We are still heavily relying on third-party software development vendors to build our products.

During the fiscal years ended March 31, 2025, 2024 and 2023, we spent 8.7%, 8.7% and 28.8% of our supply cost to outsource the software development of our products and services to third-party vendors, respectively. As we train our focus on legal technology and metaverse-related business, we are building our research and development team and hiring more engineers. Nevertheless, our team is still small, and we might need to incur substantial costs to develop additional features in Labor Robot or to develop new products or services. When negotiating development outsourcing agreements, we might be unable to have our software development vendors transfer the intellectual property rights to us. We may need to obtain licenses from such vendors, which may restrict the use of software and prevent us from further developing new intellectual properties based on the existing software. Moreover, if we are unsuccessful in obtaining the intellectual property rights to such software, we may not be able to prevent such software from being made available to our competitors. These restrictions and limitations may affect our ability to rapidly introduce new features in our products, and therefore could adversely affect the competitiveness of our products and services.

We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks.

As of the date of this annual report, we have not incorporated AI technologies into our products; however, we intend to incorporate AI technologies into our future products and services. Specifically, we plan to use API connecting Robot Lawyer with large language models (LLMs), such as ChatGPT. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies— Expansion into metaverse business in Japan through ‘Robot Lawyer,’” and “Item 4. Information on the Company—B. Business Overview—Research and Development.” We also invested in the development of Junior Lawyer X by CJK Group, where CJK Group employs AI technology in designing Junior Lawyer X. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies— Collaboration with CJK Group to launch ‘Junior Lawyer X’ in the U.S. market.”

As with many innovations, there are associated risks involved in utilizing AI technology. Although we believe that overall testing results of our products are improving and show promise, no assurance can be provided that our use of such AI will eventually produce the intended results. Even if it could produce such intended results, we cannot guarantee that such AI will not produce errors going forward. AI, particularly generative AI, has been known to produce false or “hallucinatory” inferences or outputs. AI can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges. Inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI tools that we use are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

Additionally, CJK Group has incorporated machine learning models in its Junior Lawyer X. If the machine learning models are incorrectly designed, the data CJK Group uses to train them is incomplete, inadequate, or biased in some way, or CJK Group does not have sufficient rights to use the data on which its machine learning models rely, the performance of Junior Lawyer X and the profit we may earn from the profit-sharing scheme could suffer.

In addition, regulation of AI is rapidly evolving worldwide, as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. For example, in May 2024, the Japanese government embarked on drafting bills to regulate large AI developers. On April 10, 2024, METI and Ministry of Internal Affairs and Communications published AI Guidelines for Business version 1.0 by compiling existing AI guidelines released by these two ministries. In the United States, President Trump announced an “AI Action Plan” through three executive orders in July 2025, rescinding former President Biden’s 2023 executive order on AI. The plan mandates “truth-seeking” and “ideological neutrality” for federal use of large language models, requiring all procurement contracts to comply by November 20, 2025. It streamlines federal permitting for high-power data centers by overriding environmental reviews and encourages financing and fast-tracking of AI infrastructure. A third order promotes global exports of the U.S. “AI technology stack,” including chips, models, and security tools. The Office of Management and Budget implemented this through memos M-25-21 and M-25-22, embedding AI governance across federal systems and requiring transparency in public AI use cases, while prioritizing domestic AI suppliers under “buy American” provisions.

Since these regulatory frameworks rapidly evolve, we may become subject to new laws and regulations, either in Japan or in the United States, which may affect the legality, profitability, or sustainability of our businesses, and we may be unable to predict all the legal, operational, or technological risks that may arise relating to the use of AI. The failure to comply with recommended guidelines, such as the AI Guidelines for Business version 1.0, may also negatively affect our reputation. Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all the legal, operational, or technological risks that may arise relating to the use of AI. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure.

We plan to employ ChatGPT, which is licensed from OpenAI, in one of our upcoming products, Robot Lawyer. We may also employ other AI technologies in our current or new products in the future. Our ability to continue to use such technologies at the scale we need may be dependent on access to such specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI technologies become incompatible with our solutions, become unavailable for use, or the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our products and services may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from such affected provider.

We may also make our products that employ AI technologies available via license agreements to third parties, who can use our products in their own operations. We may not have insight into, or control over, the practices of third parties who may utilize such products. As such, we cannot guarantee that such third parties will not use such AI technologies for improper purposes, including through the dissemination of illegal, inaccurate, defamatory, or harmful content, intellectual property infringement or misappropriation, furthering bias or discrimination, cybersecurity attacks, data privacy violations, or to develop competing technologies, or that the measures we implement to prevent such improper use will be effective. Such improper use by any third party could adversely affect our business, financial condition, reputation (and the reputations of our customers), and/or subject us to legal liability.

Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.

Our future products and services may incorporate open-source AI technology, which may expose us to various risks. We will rely on contributions from a community of external developers to maintain and update these technologies, which introduces uncertainty regarding their availability and development timeline. Any discontinuation or delay in updates could force us to seek alternative solutions, increasing our costs and potentially disrupting our operations. Additionally, compliance with the complex landscape of open-source licenses is challenging. Non-compliance could lead to significant legal penalties or the requirement to release our proprietary code, undermining our competitive advantage.

Open-source AI technologies may also pose security and reliability concerns, as they are more susceptible to exploitation due to their public nature. Security vulnerabilities or bugs could compromise the integrity of our products, resulting in reputational harm, loss of customer trust, and financial damage. Open-source software may not always align with regulatory requirements in different jurisdictions, potentially exposing us to legal and compliance risks. Ensuring that the use of open-source AI technology complies with applicable laws and regulations adds complexity and could incur additional costs. Furthermore, we may face the risk of intellectual property infringement claims, which could lead to costly legal battles and operational disruptions. The inherent lack of control over these external technologies and their development could limit our ability to customize solutions and promptly respond to market demands, impacting our innovation capabilities and market position.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our products and services and could adversely affect our business.

Labor Robot enables users to collect, use and store personal or identifying information regarding their employees, customers and suppliers. We also collect, store, and maintain names and e-mail addresses of the employees enrolling in our e-learning courses, as required to issue and maintain their e-learning accounts. Japanese government bodies and agencies have adopted laws and regulations regarding the collection, use, storage and disclosure of personal information obtained from consumers and individuals. Currently, the Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. See “Item 4. Information on the Company—B. Business Overview—Regulations.” The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our products and services and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Furthermore, privacy concerns may cause employees of Labor Robot’s users or our e-learning customers to resist providing the personal data necessary to allow the customers to use our products and services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our products and services in certain industries.

All of these domestic and international legislative and regulatory initiatives may adversely affect our customers’ ability to process, handle, store, use and transmit demographic and personal information from their employees, customers and suppliers, which could reduce demand for our products and services. In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the processing of personal information were to be curtailed in this manner, our products would be less effective, which may reduce demand for our products and adversely affect our business.

Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners.

Our business depends on our ability to satisfy our customers, both with respect to our product and service offerings and the consultation services with professionals, including Certified Consultants, who help Labor Robot’s users use features and functions that address their business needs. Our staff may perform some preliminary services relating to social insurance and labor consultations before Labor Robot’s users consult with our partnered Certified Consultants or our third-party service providers. We clearly indicate in Labor Robot software licensing agreement and e-learning licensing agreement that we will not be liable for any damages arising from the use of Labor Robot and e-learning courses. Additionally, Labor Robot users are required to separately enter into a service agreement with our partnered Certified Consultants to seek further consultation. See “Item 4. Information on the Company—B. Business Overview—Our Business Model—Sales of Software— (1) Grant and subsidy application support—Grant Application” and “Item 4. Information on the Company—B. Business Overview—Our Business Model—Sales of Software— (1) Grant and subsidy application support—Subsidy Application.” Regarding e-commerce store set-up services, we provide our customers with a three-month warranty in case there is any non-conformity. Despite such disclaimer, there is no assurance that a user will not sue us for damages they experience arising from the use of our product and services, if a customer is not satisfied with the services, either provided by us or a Certified Consultant.

Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects, and increase our costs. There is no assurance that courts will not enter into judgments against us. In such events, our business operations, financial condition, and reputation may be materially and adversely affected. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Changes in policies regarding grant and subsidy by the Japanese government and the use of Certified Consultants may significantly affect the profitability of our products, including Labor Robot.

We regard the grants and subsidies provided by the Japanese government as an important part of our products and services and their marketing strategy. For example, Labor Robot’s features include grant application support with MHLW and connecting users with Certified Consultants who help them apply for grants. See “Item 4. Information on the Company—B. Business Overview—Our Business Model—Sales of Software—(1) Grant and subsidy application support.” To lessen the actual expenses incurred by our prospective customers of Labor Robot or consulting and support services, we help them apply for the IT system installation subsidy provided by METI, which subsidizes costs for software licenses, cloud service fees of no more than two years, and costs relating to installation. See “Item 4. Information on the Company—B. Business Overview—Our Marketing Channel.” Hence, changes in policies regarding grants and subsidies may cause our product to be significantly less competitive than those of our competitors. Although we are now trying to diversify our new businesses, the development might not be completed in time to mitigate losses resulting from the policy changes, which could adversely impact our financial condition and operating results.

The unsuccessful application of the IT system installation subsidy or grants may significantly affect the profitability of our products and services, including Labor Robot.

Among the grants and subsidies provided by the Japanese government, IT system installation subsidy is a key part in our marketing strategy. For example, to lessen the actual expenses incurred by our prospective Labor Robot users, we help them apply for the IT system installation subsidy provided by METI. However, if the application is unsuccessful, our customers have an option to choose whether they will proceed with or cancel the purchase. See “Item 4. Information on the Company—B. Business Overview—Our Marketing Channel.” During the fiscal year ended March 31, 2023, we also separately provided IT system installation subsidy application consulting and support services for corporate customers, where we only charged the contingency fee equal to a percentage of the subsidies actually paid by METI. See “Item 4. Information on the Company—B. Business Overviews—Our Business Model—Consulting and Support Services—(1) IT System Installation Subsidy Application Consulting and Support Services.” During the fiscal years ended March 31, 2025, 2024, and 2023, our successful application rates of the IT system installation subsidy were 91.0%, 96.3%, and 85.0%, respectively. For e-learning customers, we also provide support for their grant applications with MHLW. If the grant application is successful, the e-learning customers will be subsidized at 75% of the e-learning cost, in case of the small and medium-sized businesses. The grant is generally awarded in the full amount by MHLW if the customers meet the requirements. See “Item 4. Information on the Company—B. Business Overview—Our Marketing Channel.”

Nevertheless, there is also a possibility that we will not obtain the price of Labor Robot or the consulting and support services if the applications were unsuccessful, and it may detrimentally affect our revenues and operating results. There is no guarantee that we will be able to maintain or increase the current success rate for the IT system installation subsidy or grant applications. Additionally, in the event that METI or MHLW reviews applications in a more stringent manner or imposes additional requirements for the applications, METI or MHLW may decide to provide subsidies or grants for our submitted applications in lesser amounts than applied for or not at all, which could materially and adversely affect our revenue generated from sales of Labor Robot and other consulting and support services, which could subsequently impact our business operations, results of operations and financial condition.

We outsource the application for the IT system installation subsidy to Kizashi Inc. (“Kizashi”), Apricot Inc. (“Apricot”), and AirPLAN LLC (“AirPLAN”) to help our customers apply for the subsidies. See “Item 4. Information on the Company—B. Business Overview—Our Business Model—Sales of Software—(1) Grant and subsidy application support—Subsidy Application” and “Item 4. Information on the Company—B. Business Overview—Our Business Model—Consulting and Support Service—(1) IT System Installation Subsidy Application Consulting and Support Services.” If these two vendors fail to maintain their successful application rate, our businesses and operating results may be significantly impacted.

A significant portion of our total revenue was derived from a few major customers. A high concentration of our revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

While we did not have any customer that accounted for more than 10% of our revenue in the fiscal year ended March 31, 2024, we had two customers and one customer that accounted for more than 10% of our revenue in the fiscal years ended March 31, 2025 and 2023, respectively. For example, during the fiscal year ended March 31, 2025, Enechita Co. Ltd. and Bran Co., Ltd., customers that used our e-learning services, accounted for 14.8% and 10.1% of our revenue. During the fiscal year ended March 31, 2023, ASC Certified Consultant Corporation (“ASC Consultant”) accounted for 69.6% of our revenue. We provided ASC Consultant our advertising services and outsourcing services during the fiscal year ended March 31, 2023. While we completely discontinued the advertising services and outsourcing services in February 2023, our revenue continued to increase during the fiscal year ended March 31, 2024. Nevertheless, having few major customers may make us vulnerable to the risk of financial impact if we are unable to secure new revenue-generating customer contracts in the future. The major customer may not continue using our services in the future, because it (i) may not need such services; (ii) may not have the budget for purchasing these services; (iii) may choose to purchase these services from our competitors instead of us; or (iv) may determine not to use our services for other reasons. A high concentration of revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Customers of Labor Robot and consulting and support services depend on our support team to resolve technical issues relating to services rendered. We may be unable to respond quickly enough to accommodate short-term increases in user demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased user demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to effectively sell Labor Robot and other services to customers and other future products to existing and prospective customers, and may adversely impact our business, operating results and financial position.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on relationships with third parties, such as distribution agents and third-party software development vendors. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce purchases of our services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our products and services by potential customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our products or increased revenues.

If our products fail to perform properly, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.

Our primary products and services, such as Labor Robot and e-learning services, are internet-based and complex, and may contain material defects or errors. Any defects in functionality or that cause interruptions in the availability of our service could result in:

●	loss or delayed market acceptance and sales;
●	breach of warranty claims;
●	sales credits or refunds for prepaid amounts related to unused subscription services;
●	loss of customers;
●	diversion of development and user service resources; and
●	injury to our reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that customers, including Labor Robot’s users, regard as significant. Furthermore, the availability or performance of our products could be adversely affected by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic for our services. Despite the disclaimer in our Labor Robot software licensing agreement and e-learning licensing agreement, which provides that we shall not be liable for damages resulting from the use of Labor Robot, we may nonetheless be determined to be liable to customers for damages they may incur resulting from certain of these events. For example, customers access our products through their Internet service providers. If a service provider fails to provide sufficient capacity to support our products or otherwise experiences service outages, such failure could interrupt customers’ access to our products, adversely affect their perception of our products’ reliability and reduce our revenues. In addition to potential liability, if we experience interruptions in the availability of Labor Robot or other services, our reputation could be adversely affected, and customers may not purchase any other products of ours.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract and retain qualified personnel.

We are highly dependent on our executive officers, as well as the other principal members of our management team. We also depend on our ability to retain and motivate key employees and attract qualified new employees. We may be unable to replace key members of our management team or key employees if we lose their services. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention, and ultimately prove unsuccessful. Any inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, and results of operations.

The loss of the services of any of these persons could impede the achievement of our growth, development, and commercialization objectives. The unexpected loss of the services of one or more of our directors or executive officers and/or advisors, including due to disease, disability, or death, could have a detrimental effect on us.

In addition, we currently rely on consultants and advisors to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of business partners and customers, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, including “Robot Consulting,” and “Labor Robot,” have contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of business partners and customers.

Our ability to attract business partners and customers depends not only on investment in our brands, our marketing efforts, and the success of our products and services, but also on the perceived value of our products and services versus competing alternatives among our customer bases. In addition, a failure by our customers to distinguish between our brands and the different products and services provided by our competitors may result in a reduction in revenue, profit, and margins. If our marketing initiatives are not successful or become less effective, or if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, we may not be able to attract new customers successfully or efficiently, and our business and results of operations may be materially and adversely affected.

In addition, negative publicity about our business, products, services, shareholders, affiliates, directors, officers, and other employees, and the industry in which we operate, can harm the recognition of our brands or reputation. Negative publicity, regardless of merits, concerning the foregoing, could be related to a wide variety of matters, including, but not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers, other employees, and business partners, including misrepresentation made by our employees to potential business partners and customers during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products and services offerings;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, other employees and business partners;

●	complaints by customers, or business partners about our products, services and sales, and marketing activities;

●	security breaches of confidential business partners, customer, or employee information;

●	employment-related claims relating to alleged employment discrimination, wage, and hour violations; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar devices in Japan, including instant messaging applications, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate, as is its impact, without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is readily available. Information concerning our Company, shareholders, affiliates, directors, officers, other employees, and business partners, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated by our strategies to maintain our brand integrity and may materially harm the recognition of our brand, our reputation, business, financial condition, and results of operations.

We could be adversely affected by a failure to protect our intellectual property or the intellectual property of our business partners.

We have intellectual property rights in our brands, such as “Robot Consulting,” and “Labor Robot.” See also “— Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of business partners and customers, and our reputation and operating results may be harmed.”

We regard our intellectual property as critical to our success, and we depend, to a large extent, on our ability to develop and maintain our intellectual property rights. To do so, we rely upon a combination of confidential policies, nondisclosure, and other contractual arrangements and copyrights, software copyrights, trademarks, and other intellectual property laws. We also make use of the intellectual property rights from business partners to monetize the services we provide. Despite our efforts to protect our or our business partners’ intellectual property rights, the steps we take in this regard might not be adequate to prevent, or deter, infringement or other misappropriation of our or our business partners’ intellectual property by competitors, former employees, or other third parties.

Monitoring and preventing any unauthorized use of our or our business partners’ intellectual property is difficult and costly, and any of our or our business partners’ intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Litigation or proceedings before governmental authorities, or administrative and judicial bodies may be necessary to enforce our intellectual property rights and to determine the validity and scope of our rights. Our efforts to protect our intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Any failure in protecting or enforcing our or our business partners’ intellectual property rights could have a material adverse effect on our business, results of operations, financial condition, or prospects.

We may be subject to intellectual property claims that create uncertainty about ownership or use of intellectual property essential to our business and divert our managerial and other resources.

Our success depends, in part, on our ability to operate without infringing the intellectual property rights of others. Third parties may, in the future, claim our or our business partners’ current or future copyrights, patents, trademarks, technologies, business methods, or processes infringe on their intellectual property rights or challenge the validity of our or our business partners’ intellectual property rights. We may be subject to intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical copyrights, trademarks, or business methods.

The defense and prosecution, if necessary, of intellectual property suits, interference proceedings, and related legal and administrative proceedings can become very costly and may divert our management personnel from their normal responsibilities. We may not prevail in any of these suits or proceedings. An adverse determination of any litigation or defense proceedings could require us to pay substantial compensatory and punitive damages, could restrain us from using critical copyrights, patents, trademarks, business methods, or processes, and could result in us losing or not gaining valuable intellectual property rights.

Furthermore, due to the voluminous amount of discovery frequently conducted in connection with intellectual property litigation, some of our confidential information could be disclosed to competitors during this type of litigation. In addition, public announcements of the results of hearings, motions, or other interim proceedings or developments in the litigation could be perceived negatively by investors and thus have an adverse effect on the trading price of the ADSs.

We require a significant amount of cash to fund our operations and business expansion; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including payments to the cooperating manufacturer for our products. We will also need to raise funds for the expansion of our sales and distribution channels and other investing activities so as to remain competitive.

During the fiscal years ended March 31, 2023 and 2024, the Company issued 296,000 and 576,000 Ordinary Shares (or 1,776,000 Ordinary Shares and 3,456,000 Ordinary Shares, respectively, after taking into account the 1-for-6 share split effective as of January 7, 2025) in private transactions for aggregate gross proceeds of approximately JPY325.6 million and JPY348.5 million, respectively. The Company achieved positive working capital of $980 thousand as of March 31, 2024, as a result of these fundraising activities through the issuance of new Ordinary Shares. We believe that our current cash and anticipated cash flow from operations, plus a portion of the net proceeds from the Company’s initial public offering (the “IPO”) together with other equity and debt financings as, when and if necessary and available, will be sufficient to meet our anticipated cash needs for the next 12 months, including for working capital and capital expenditures. However, future expansion, market changes, or other developments may cause us to require additional funds. Our ability to obtain external financing is subject to a number of uncertainties, including:

●	our future financial condition, results of operations, and cash flows;

●	the state of global credit markets;

●	general market conditions for financing activities by companies in our industry; and

●	economic, political, and other conditions in Japan and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

To sustain our ability to support our operating activities, we may have to consider supplementing our available sources of funds through the following sources:

●	cash generated from operations;

●	other available sources of financing from Japanese banks and other financial institutions; and

●	financial support from the Company’s related parties and shareholders.

However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors may raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements for the fiscal years ended March 31, 2024 and 2023 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We currently maintain directors and officers liability insurance; however, we do not have any other insurance coverage against potential losses or damages with respect to our business operations. As a result, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, and labor disputes.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, and labor disputes. We may experience earthquakes, floods, typhoons, power outages, labor disputes, or similar events beyond our control that could materially and adversely affect our operations. In the event of uncontrollable circumstances, including operating hazards, fires, and explosions, natural disasters, adverse weather conditions, and major equipment failures, for which we may not be able to obtain insurance at a reasonable cost, there could be a material and adverse effect on our business.

In addition, since a significant portion of our research and development activities and operations, our distribution partners’ activities, and our development outsourcing vendors’ activities occur at specific locations, the occurrence of any natural disaster, unanticipated catastrophic event, or unexpected accident at these locations could result in disruptions or shutdowns, which could significantly disrupt our business operations, cause us to incur additional costs, and affect our ability to deliver services and conduct courses as scheduled, thereby materially and adversely affecting our business, financial condition, and results of operations.

We may not be able to manage our expansion of operations effectively.

In anticipation of the growth in demand for our products, we plan to expand our business operations significantly. Our ability to meet existing commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis or at all, we may lose our customers and our reputation may be damaged.

The success of our business expansion and operational growth depends on the improvement of our operational and financial systems, enhancement of our internal procedures and controls, and development of the business alliance with existing and potential business partners. If we fail to improve our operational and financial systems, enhance our internal procedures and controls and risk monitoring and management system, and develop the business alliance with existing and potential business partners, we may not be able to take advantage of growth opportunities or identify unfavorable business trends, administrative oversights, or other risks that could materially and adversely affect our business, prospects, financial condition, and results of operations. Furthermore, our management will be required to maintain and expand our relationships with our customers, business partners, and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures, and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies, or respond to competitive pressures.

A resurgence of COVID-19 may adversely impact our business, results of operations, and cash flows.

From 2019 to 2022, the COVID-19 pandemic resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The possibility of future resurgences of the COVID-19 pandemic or similar events may prompt governments across the world to implement similar actions. Such governmental actions, together with the development of the COVID-19 pandemic, could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, and make it difficult to adequately staff our operations.

Our operating results were not materially affected by the COVID-19 pandemic during the fiscal year ended March 31, 2023, since our business was still at the early preparatory stage during such period. There was no negative impact resulting from COVID-19 during the fiscal years ended March 31, 2025 and 2024. Nevertheless, our business and results of operations may be significantly adversely impacted if a resurgence of COVID-19 were to occur and governments were to implement public health measures, such as lockdowns or operating restrictions for our partners and thus disrupt our supply chain. Given this uncertainty, we are currently unable to quantify the expected impact of any future resurgence of COVID-19 on our future operations, financial condition, liquidity, and results of operations.

We are currently operating in a period of economic uncertainty and capital markets disruption, significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine and the conflict between Israel and Hamas. Our business, financial condition, and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from these conflicts or any other geopolitical tensions.

U.S. and global markets are experiencing volatility following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and the situation involving Israel and Hamas. The duration and impact of these matters are unpredictable, but they could lead to continued market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The military conflicts in Ukraine and the Middle East have led to sanctions and other penalties being levied by the United States, the European Union, and other countries, including Japan, against various entities and countries. There is also the potential for additional sanctions and penalties. If Japan becomes actively involved in these conflicts or extends support to any involved parties, it could face sanctions and penalties by the United States, the European Union, and other countries. While our business has not been materially impacted by these geopolitical events as of the date of this annual report, the extent to which our operations or those of our business partners will be affected in the future, or the ways in which the conflicts may impact our business, including sanctions and penalties, is unpredictable. The extent and duration of the military actions, sanctions, and resulting market disruptions could be substantial. Any such disruptions may also amplify the impact of other risks described in this annual report.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our directors and an executive officer. See “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transactions.”. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests. Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions and other litigation.

The regulatory regimes governing internet platforms are uncertain, and new regulations or policies may materially and adversely affect our business, financial condition, and results of operations.

We operate in the internet platform industry, which is subject to certain laws and regulations in Japan. See “Item 4. Information on the Company—B. Business Overview—Regulations.” Our industry is relatively new and evolving, and relevant laws and regulations in Japan involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. New or changing laws and regulations or interpretations of existing laws and regulations may materially and adversely impact the development and growth of our industry, which could adversely affect our business.

Risks Relating to the Trading Market

Exercise of options issued to our employees, consultants, and service providers could increase the number of Ordinary Shares eligible for future resale in the public market and result in dilution to our shareholders.

On February 6, 2024, our board of directors approved the issuance of options to purchase an aggregate of 2,268,000 Ordinary Shares at the price of JPY200 per share to various officers, directors, employees, consultants, and service providers. See “Item 6. Directors, Senior Management, and Employees—B. Compensation—Share-based compensation.” To the extent such stock options are exercised, additional Ordinary Shares will be issued, which will result in dilution to our then existing shareholders, including the public shareholders, and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our Ordinary Shares.

Share ownership remains concentrated in the hands of our management, who will continue to be able to exercise a direct or indirect controlling influence on us.

As of the date of this annual report, our directors and executive officers together beneficially own approximately 61.91% of our Ordinary Shares issued and outstanding. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs, as well as future issuances of ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, ADSs or Ordinary Shares, could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. Additionally, future issuances of ADSs or our Ordinary Shares or securities convertible into, or exercisable or exchangeable for, ADSs or our Ordinary Shares, could cause the market price of the ADSs to decline. Future issuances of ADSs or our Ordinary Shares would result in the dilution of your holdings. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance.

The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on Nasdaq;

●	sales of ADSs or Ordinary Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;

●	rumors and market speculation involving us or other companies in our industry;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

●	any significant change in our management;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal control over financial reporting or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report following the completion of our IPO. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. See “Item 15. Controls And Procedures” for more information.

We have identified multiple material weaknesses in our internal control over financial reporting and, as a result, management has concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of March 31, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified as of the date of this annual report relate to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the reporting requirements set forth by the SEC to properly address complex technical accounting issues and to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. As a consequence of the material weaknesses, an accounting error was identified in our prior period financial statements as of March 31, 2023, and for the fiscal year then ended, related to revenue recognition of the sales of software, the classification of cost of revenue related to the sales of software, and the classification of restricted cash, causing us to restate our financial statements for such periods. In addition, during the audit of the financial statements for the fiscal year ended March 31, 2025, we identified an inadequate segregation of duties within key financial reporting processes, including the authorization, recording, and review of transactions as material weaknesses in our internal control over financial reporting which may result in unauthorized or erroneous transactions to be processed without independent verification or detection. As of the date of this annual report, the foregoing material weaknesses have not been rectified.  The material weaknesses in our internal control over financial reporting could also result in other misstatements of our accounts or disclosures, which may result in additional material misstatements in our annual or interim financial statements that would not be prevented or detected.

Following the identification of the material weaknesses described above, we plan to take remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with the assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. With the implementation of these measures, we aim to become fully compliant with the relevant U.S. GAAP and SEC reporting requirements.

However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting.

As of the date of this annual report, we have not undertaken a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any other weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses we have already identified or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and high stock price volatility with companies that have recently publicly issued shares, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to immediate and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to issue additional ADSs or Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will be sustained. If an active market is not sustained, holders of the ADSs may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all of our available funds and any future earnings to fund the operation, development, and growth of our business and, as a result, we do not expect to declare or pay any dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

As a foreign private issuer, we intend to follow home country practice, even though we will be considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders.

As of the date of this annual report, Mr. Hidetoshi Yokoyama, our chairman and representative director, owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

●	a majority of its board of directors consist of independent directors;

●	its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and

●	it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (Act No. 86 of 2005, as amended) (the “Companies Act”), or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under the Companies Act, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of our Ordinary Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to, for example, perform shareholders’ rights under the Companies Act such as bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Except as described in this annual report and in the deposit agreement, holders of ADSs are not able to exercise voting rights attaching to the Ordinary Shares evidenced by their ADSs.

Holders of ADSs will have a right to instruct the depositary how to exercise the voting rights attaching to the underlying Ordinary Shares represented by the ADSs. Otherwise, you, as an ADS holder, will not be able to exercise your right to vote unless you withdraw the underlying Ordinary Shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the Ordinary Shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. If we do not ask for instructions, you could still give the depositary voting instructions, but the depositary would not be obligated to try to carry out those instructions. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers, or other third parties, will not have the opportunity to exercise a right to vote.

By agreeing to the provisions of the deposit agreement, it will not be deemed that you have waived the right to our compliance with the federal securities laws and the rules and regulations thereunder.

Direct acquisition of our Ordinary Shares is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.

Because we are engaged in certain businesses designated by the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended, the “FEFTA”), and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”), such as a software business and information processing business, if a foreign investor, as defined under the FEFTA, intends to consummate an acquisition of our Ordinary Shares that constitutes an “inward direct investment” (“IDI”) under the Foreign Exchange Regulations, the foreign investor, in general, must file prior notification of such inward direct investment with the Minister of Finance and any other competent minister (“Ministers.”) IDI includes an acquisition by a foreign investor of one or more of our Ordinary Shares. If such prior notification is filed, the proposed acquisition may not be consummated until the prescribed screening period expires. In some cases, the Ministers may extend the screening period, and may recommend or order a modification or abandonment of such acquisition. In addition, if certain conditions, including those prescribed in light of national security of Japan under the Foreign Exchange Regulations are met, the Ministers may order the disposal of the shares acquired or take other measures. Consequently, any foreign investor seeking to acquire our Ordinary Shares that constitutes an IDI may not consummate such acquisition on the expected timeframe, in accordance with an intended plan, or at all.

Additionally, if a foreign investor holds one or more voting rights and, at a general meeting of shareholders, consents to certain proposals having a material influence on our management such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as our directors or (ii) transfer or discontinuation of our business, such consent, subject to certain exemptions, also constitutes an IDI requiring prior notification. If such prior notification is filed, such consent may not be given until the prescribed screening period expires. As a result, such foreign investors may have difficulties giving such consent in accordance with an intended plan, or at all.

The discussion above is not exhaustive of all possible foreign exchange controls requirements that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership, and disposition of our Ordinary Shares or the ADSs by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, see “Item 4. Information on The Company B—Business Overview—Regulations—Foreign Exchange and Foreign Trade Act” and “Item 10. Additional Information—D. Exchange Controls.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs, or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. We believe, however, that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation, or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of the ADSs in the secondary market) or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of the ADSs will agree to pay holders of ADSs any cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary will not be responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. We have no obligation to effect any registration or to take any other action to permit distributions on our Ordinary Shares or other securities to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation with limited liability. All of our directors are non-U.S. residents, and our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors in the U.S. to effect service of process upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There may be doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and JPY.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in JPY and then converted by the depositary into U.S. dollars, subject to certain conditions and terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between JPY and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules require U.S. domestic issuers to have an audit committee, a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We intend to follow home country practice, as permitted by Nasdaq. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If we cannot continue to satisfy listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

We have received approval from Nasdaq to list the ADSs under the symbol “LAWR”. However, although the ADSs are listed on Nasdaq, we cannot assure you that the ADSs will continue to be listed on Nasdaq.

In addition, to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially met the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting.

If the ADSs are delisted from Nasdaq, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on our operations, together with any other assets held for the production of passive income, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation— United States Federal Income Taxation — PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History

Robot Consulting was incorporated in Minato Ward, Tokyo, Japan on April 17, 2020, as a joint-stock corporation (kabushiki kaisha) with limited liability.

On February 5, 2024, our shareholders approved the share split of the 7,035 outstanding Ordinary Shares at a ratio of 1:1000 which was based on a record date of February 5, 2024 and became effective on February 5, 2024, resulting in 7,027,965 Ordinary Shares being issued after the share split.

On December 19, 2024, the Company’s board of directors approved a 1-for-6 share split of its issued and outstanding Ordinary Shares. The total number of outstanding Ordinary Shares increased from 7,035,000 to 42,210,000 as a result of such share split, which became effective on January 7, 2025.

On July 18, 2025, we closed our IPO of 3,750,000 ADSs at a price to the public of $4.00 per ADS. Each ADS represents one Ordinary Share of the Company. In connection with the IPO, the ADSs began trading on the Nasdaq Capital Market under the symbol “LAWR” on July 17, 2025.

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

(1)	Represents 11,358,000 Ordinary Shares held by 39 shareholders of our Company, each of which holds less than 5% of our Ordinary Shares, as of the date of this annual report.

Corporate Information

Our headquarters are located at Le Graciel Building 2, 6th Floor 5-22-6 Shinbashi, Minato Ward, Tokyo 105-0005, Japan and our phone number is +81 3-6280-5477. Our website address is https://robotconsulting.net/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report or the registration statement of which it forms a part. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Overview

We are a platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse. Our current major product is “Labor Robot,” a cloud-based human resource management system launched in September 2022. Labor Robot helps users track employee attendance and sales orders and journalize accounting items. Additionally, we provide the information relating to grant applications with MHLW, which will provide grants to small and medium-sized businesses to enhance their working conditions and employee welfare. Labor Robot also facilitates users in evaluating the types of grants they may be eligible for. In addition, we connect users interested in applying for grants with Certified Consultants. In addition to grant applications, we also support users who want to apply for a subsidy with METI for the IT system installation subsidy by connecting users interested in applying for a subsidy with our partners specializing in subsidy applications.

The number of Labor Robot users grew significantly to 261 users as of March 31, 2023, and to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. The number of Labor Robot users grew further to 536 as of March 31, 2025, with 53 new users added during the fiscal year ended March 31, 2025. Labor Robot users are the users of Labor Robot who directly purchase Labor Robot from us and the users who purchase it from Nac, a Japanese conglomerate that operates a water server business, sells and rental dust control products, provides architectural consulting, and manufactures and sells beauty product manufacturing.

The largest distributor contributing to the increased numbers of Labor Robot users during the fiscal years ended March 31, 2024 and 2023 was Nac. Nac is a listed company in Japan that has connections with small and medium-sized businesses, who serve as our target customers. Under the distribution agreement between us and Nac, Nac has agreed to act as our primary distributor, and we have agreed to provide support to Nac’s customers in applying for IT system installation subsidies with METI. In practice, Nac directly enters into the Labor Robot licensing or sales agreement with its customers, and we receive 7% of the total sales price (including tax) of Labor Robot that Nac sold to its customers in the prior month, which we recognize as revenue from the sales of Labor Robot. This arrangement enabled us to increase exposure of Labor Robot to our target customers through Nac’s pipeline during the fiscal years ended March 31, 2024 and 2023. We obtained nil, 98 and 209 new Labor Robot users through this arrangement during the fiscal years ended March 31, 2025, 2024 and 2023, respectively, representing 0.00%, 44.14% and 80.1% of new users acquired during the fiscal years ended March 31,2025, 2024 and 2023, respectively. The total accumulated number of Labor Robot users derived from Nac were 307, 307 and 209 for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. However, we receive only 7% of the original Labor Robot’s price from Nac, as opposed to the full price we usually obtain from users directly purchasing Labor Robot from us. The percentage of the revenue derived from Nac’s customers was 0.0%, 1.5% and 8.21% of the total revenue of the Company for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. See “—Our Marketing Channel.”

While we plan to continue expanding the customer base for Labor Robot through our distribution agents, we also aim to create more software and services related to digital transformation, legal technology, and the metaverse. For example, we plan to launch “Robot Lawyer,” which will enable users to pose metaverse-related legal questions on certain metaverse platforms through Robot Lawyer’s chat interface powered by ChatGPT’s API (the “Chatbot”), and allow users to (i) search legal precedents through a search engine integrating AI to enhance search quality, and (ii) will provide users with lawyer matching services for further legal consultation. As of the date of this annual report, our current products do not include any AI technology; however, we are endeavoring to incorporate third-party generative AI technology, such as ChatGPT, into our Robot Lawyer software. See “—Research and Development.”

In addition to Labor Robot, we also provide consulting and support services relating to digital transformation to small and medium-sized businesses. During the fiscal year ended March 31, 2025, our services included (i) e-learning services, and (ii) software installation services.] During the fiscal year ended March 31, 2024, our services included (i) e-learning services, (ii) e-commerce store set-up services, and (iii) software installation services. During the fiscal year ended March 31, 2023, we provided only IT system installation subsidy application consulting and support services to small and medium sized businesses and provided advertising services and outsourcing services to a certain Certified Consultant. The revenue from our products and services, excluding the sales of Labor Robot, accounted for 88.9%, 89.16% and 81.48% of our total revenue during the fiscal years ended March 31, 2025, 2024, and 2023, respectively. We plan to use proceeds from these services to further expand Labor Robot’s business and develop new products and services. While we have ceased providing IT system installation subsidy application consulting and support services, e-commerce store set-up services, advertising services, and outsourcing services, in order to focus our efforts on the expansion of sales of our Labor Robot, e-learning services, and software installation services, a determination as to whether such services may resume in the future has yet to be made. During the fiscal years ended March 31, 2025, 2024 and 2023, the percentage of revenue accounted for by the such discontinued products and services was 0.0%, 48.48% and 81.48%, respectively, and the percentage of revenue accounted for by those products and services we continued to offer during such periods was 100.00%, 51.52% and 18.52%, respectively.

Our Competitive Strengths

Growing a labor management platform for small and medium-sized enterprises

We are a platform service provider focusing on human resource solutions seeking to expand into legal technology and the metaverse. We launched Labor Robot, a cloud-based human resource management system, in September 2022, and the number of Labor Robot users grew significantly from zero user to 261 users in the fiscal year ended March 31, 2023, representing a CAGR of 261%, and to 483 cumulative users for the fiscal year ended March 31, 2024, representing a CAGR of 85%. From April 1, 2024 to March 31, 2025, the number of cumulative users grew from 483 to 536 representing a CAGR of 11.0%

Strong and expansive connection with distribution agents and effective marketing strategy

We have worked with 259 distribution agents who help us identify and attract potential small and medium-sized businesses for Labor Robot and consulting and support services. We carefully select our distribution agents based on their expertise and ability to secure sales channels with small and medium-sized businesses in specific industries. We tend to hire agents who commit to organizing seminars to approach small and medium-sized companies in their respective geographical regions. To expand our business at this incubation stage, we encourage and support potential customers in applying for an IT system installation subsidy with the METI. If successful, the METI will award such potential users a subsidy in an amount equal to up to two-thirds of the contract price. As a result, the subsidy will effectively reduce the costs the customer has to incur to install Labor Robot or use our services. We believe that this subsidy application support will encourage more users to select and use our services. See “—Our Marketing Channel.”

Experienced management team

As Mr. Hidetoshi Yokoyama, our chairman and representative director, has ten years of experience working in the temporary staffing industry, he is familiar with the business and legal risks in labor and human resource management. Mr. Yokoyama established our Company, intending to digitalize the professional service industry, including lawyers and Certified Consultants (Shigyo). With his background serving as an advisor at several Certified Consultant Corporations, we have developed close connections with other entities in this market. This has given us insight into practical ways to promote our business to small and medium-sized enterprises.

Additionally, Mr. Amit Thakur, our director and Chief Executive Officer, has extensive experience in software engineering, developing startups, and serving in international banks. With our management team’s diverse yet profound business and IT experience, we believe we are able to continue launching services and products with advanced technology that help modernize professional services in Japan and the U.S.

Our Growth Strategies

Continue to approach Labor Robot’s prospective customers through seminars held by our distributor agents

As a marketing strategy for Labor Robot, we plan to continue approaching small and medium-sized businesses, particularly those not located in metropolitan areas. To approach these prospective customers effectively, we plan to continuously expand and leverage our distributor network. We believe that seminars serve as an effective promotional strategy, and we will continue encouraging our distributors to hold such seminars to approach prospective customers.

Collaboration with CJK Group to launch “Junior Lawyer X” in the U.S. market

We also plan to expand into the U.S. legal technology market. As our first step, in July 2023, we entered into a product development agreement with CJK Group, the U.S. and Japan-based legal outsourcing service provider. Specifically, we agreed to invest in CJK Group’s development of Junior Lawyer X, a tool that will seek to automate certain manually intensive legal tasks, i.e., U.S. e-discovery process, conducted by lawyers in the U.S. We paid CJK Group a fee equal to $300,000 and the development process is now complete. In return, we will benefit from a profit-sharing arrangement once the product is ready for commercialization. The terms of the profit-sharing arrangement provide that we are entitled to 50% of all gross revenue earned from sales, license, distribution, or other exploitation of Junior Lawyer X in perpetuity, and all legal title, claim, interest, goodwill, and/or other rights in or to any intellectual property and work products shall remain the sole and exclusive property of CJK Group. See “—Our Suppliers.” CJK Group also employs AI technology in Junior Lawyer X, including third-party AI technology, and such incorporation may present operational and reputational risks, including the risk of being unable to appropriately respond to evolving regulatory frameworks. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks,” “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.” CJK Group is currently testing this product internally and plans to launch the beta version of Junior Lawyer X in the U.S. by the first calendar quarter of 2026. We intend to continue collaborating with CJK Group as we expand into the U.S. legal technology market.

Expansion into metaverse business in Japan through “Robot Lawyer”

Approximately in November 2025, we plan to launch Robot Lawyer (Robot Bengoshi) in Japan, which will enable users to (i) pose metaverse-related legal questions through Chatbot, (ii) search legal precedents through search engine integrating AI to enhance search quality, and (iii) provide users with lawyer matching services for further legal consultation. We plan to display Robot Lawyer as a three-dimensional non-playable character on metaverse platforms, where users could interact with such character and pose legal questions. The legal precedent search function assists metaverse users in searching for legal precedents related to labor issues, such as workplace harassment and sexual harassment, traffic accidents, defamation, and such other areas of law that may be included from time to time after the launch of Robot Lawyer. Lastly, Robot Lawyer’s lawyer matching function enables metaverse users to seek preliminary legal consultations with lawyers quickly.

In order to develop Chatbot, we are currently focusing on fine-tuning its functions for large language models (LLMs) to adjust general-purpose models, i.e., ChatGPT, to perform a specific task. We are doing this research internally and developing our non-AI in-house algorithm to perform such function. We also plan to recruit additional members to our research and development team to increase our research and development capacity. We have also entered into a master business consignment agreement with Argyle Inc., which provided us with chatbot API for Robot Lawyer. On March 13, 2023, we entered into a legal advisory agreement with a partner at one of Japan’s leading law firms, to request legal advice relating to the Robot Lawyer and are currently requesting that the partner prepare the training data necessary for fine-tuning. Under this agreement, the partner serves in his capacity, and the service is unrelated to the firm. See “—Research and Development.” The inclusion of ChatGPT or other similar generative AI technologies may present operational and reputational risks. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks,” “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.”

As of the date of this annual report, we are in the process of developing and incorporating desired features to the prototype of Robot Lawyer.

Our Business Model

We currently generate revenue from the following principal sources:

●	Sales of Software: We develop human resource management software for customers. Our main product is Labor Robot, a human resource management platform helping corporate users monitor employees’ attendance, manage their accounting, payroll, and sales orders, and support subsidy and grant applications with relevant governmental authorities.
●	Consulting and Support Services: We provide (i) IT system installation subsidy application consulting and support services, (ii) e-learning services, (iii) e-commerce store set-up services, and (iv) software installation services.
●	Advertising Services: We earn advertising fees from a Certified Consultant Corporation by posting its contact information on Labor Robot.
●	Outsourcing Services: We earn outsourcing fees from our customers, whose operations we help develop human resource-related software to support.

The following tables present our revenue the fiscal years ended March 31, 2025, 2024 and 2023. See also “Item 5. Operation and Financial Review and Prospects—A. Operating Results.”

	JPY in thousands
	For the Fiscal Years Ended March 31,
	2025	2024	2023

Sales of Software	150,971	75,125	15,481
Consulting and Support Services	524,590	617,979	12,156
Advertising Services	—	—	39,960
Outsourcing Services	—	—	16,000
Total	675,561	693,104	83,597

Sales of Software

Labor Robot (Roumu Robo) is a cloud-based platform designed to assist small and medium-sized businesses in managing their employees and overseeing sale orders and accounting functions. In addition to fundamental functions, such as employee attendance management, accounting journalizing, and sales order preparation, we provide information relating to grant applications and facilitate users in evaluating the types of grants they may be eligible for. In addition, we connect users interested in grant applications with a Certified Consultant to assist businesses in the preparation of necessary documents for grant applications. We also connect users interested in applying for a government subsidy with our partners specializing in subsidy applications. The detailed functions of Labor Robot are as follows:

(1) Grant and subsidy application support:

This function provides users with necessary information related to grant and subsidy applications and facilitates them in evaluating the types of grants and subsidies they may be eligible for. Labor Robot also connects users with Certified Consultants, who assist in preparing the applications. Additionally, with Labor Robot, users may conduct chat-based free consultation sessions with our partnered Certified Consultants regarding the applications to address any questions.

The differences between grants and subsidies are as follows:

Comparison	Grants	Subsidies
Purpose	To compensate the investment made by businesses in human resources (e.g., to boost employment, improve work environment or employees’ skills and ability)	To support investment that boost business expansion for small and medium-sized businesses
Governmental authority in charge	MHLW	METI
Conditions to obtain grants or subsidies

Applicants are usually required to:

(i) meet the requirements set forth by relevant authorities for each grant; and

(ii) hold unemployment insurance coverage.

If the applicants meet the requirements, they are usually awarded grants.

Applicants are usually required to submit business plans for relevant authorities for screening or examination. The authority has discretion to award the subsidies or deny the applications.
Grant/subsidies payment	Post-payment (average 1 year)	Post-payment (average 6 months)
Application prepared by Certified Consultants	An application could only be prepared and submitted by Certified Consultants.	None
Typical examples	Career development grants, work-life balance support grant, grant for employment	Subsidies for information technology system installation

Grant Applications

Labor Robot supports three grant applications as follows:

(i) The Career Development Grant (Kyaria Appu Joseikin) is a grant provided by MHLW to support companies in promoting their fixed-term, part-time, or temporary employees (hereinafter “temporary employees”) to permanent positions or in improving the working environment of temporary employees. This is achieved by setting up or revising the companies’ internal rules and systems regarding wages, bonus payments, retirement benefit plans, and social insurance.

(ii) The Work-Life Balance Support Grant (Ryoritsu Shien Joseikin) is a grant provided by MHLW to encourage companies to support their employees in achieving work-life balance. This includes, for example, establishing internal systems allowing employees to take leaves for parental, childcare, and newborn care purposes. The grant also encourages companies to facilitate employees’ return to the workplace despite extended maternity or paternity leave.

(iii) The Grant for Employment Promotion of Employees Older than the Age of 65 (65 Sai-chou Koyou Suishin Joseikin) is a grant provided by MHLW to support companies in hiring elderly individuals. Companies may become eligible for the grant by increasing the retirement age for employees to older than 65 years, establishing employment systems for the elderly, or transitioning fixed-term employees older than 50 years into permanent positions.

The amount of these grants is usually determined based on the number of employees meeting the requirements set forth by the MHLW. Small and medium-sized businesses have to invest significant time and manpower to ensure that each of their employees meets the applicable requirements. Our Labor Robot aims to alleviate this burden by providing a preliminary simulation to help users understand the types and approximate amount of grants they may be eligible for. It visualizes the documents and action items required for the grant application and reminds users when the application deadline is approaching. We also plan to expand Labor Robot’s functions to cover other grants provided by MHLW.

Additionally, with Labor Robot’s function, our targeted users can easily connect and have a preliminary consultation with social security and labor attorneys we are partnering with via our chat box, free of charge. Currently, we are partnering with ASC Consultant. ASC Consultant may also act on behalf of users in applying for grants. In addition to connecting ASC Consultant with chat box users, during the fiscal year ended March 31, 2023, we also advertised ASC Consultant by posting ASC Consultant’s contact information on Labor Robot. In return, we obtained advertising fees from ASC Consultant, who agreed to pay us JPY199,800 on a monthly basis (excluding tax) per user to whom we show an advertising post during that month. We terminated the advertising agreement with ASC Consultant in February 2023. See “—Advertising” and “—Our Customers.” Users and Certified Consultants must separately enter into a service agreement since our platform only provides relevant information relating to the application and connects users with our partners. We also clearly state in our terms and conditions that we do not provide any warranty regarding Labor Robot, and we will not be liable for any damages arising from the use of Labor Robot. Notwithstanding the disclaimer we have in place, there is no assurance that customers will not sue us for any damages they experience arising from the use of Labor Robot. There is also no assurance that courts will not enter into judgments against us arising from such claims. In such events, our business operations, financial condition, and reputation may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry —Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners.”

Subsidy Applications

Currently, we provide support for the application of two subsidies; namely, the Business Reconstruction Subsidy (Jigyo Sai-kouchiku Hojokin) and the IT system installation subsidy (IT Dounyu Hojokin), both provided by METI. We particularly focus on these two subsidies to support small and medium-sized businesses in kick-starting their metaverse operations. Since 2021, METI has granted Business Reconstruction Subsidy to small and medium-sized enterprises as well as sole business proprietors to reconstruct their businesses affected by the COVID-19 pandemic. Depending on the type and situation of each customer, we will apply for the subsidy using the Industrial Structure Transformation Framework (Sangyo Kouzou Tenkan Waku) and the Growth Framework (Seijo Waku).

Additionally, users planning to launch a store in the metaverse could apply for an IT system installation subsidy through the framework supporting the installation of digital infrastructure (Dejitaru-ka Kiban Dounyu Waku). Under this category, costs for a software license, cloud service fees of no more than two years, and costs relating to installation may be subsidized: (i) for no more than three-fourths of the total cost, if such cost is no more than JPY500 thousand; and (ii) for no more than two-thirds of the total cost, if such cost is between JPY500 thousand to JPY3,500 thousand.

We have partnered with Kizashi, Apricot, and AirPLAN to help our users apply for the subsidies. Kizashi is a Japanese corporation specializing in supporting its customers in applying for IT system installation subsidy. Apricot is a Japanese corporation providing cost-reduction services to its corporate customers. Since we only help users gather necessary information, the users desiring to apply for the subsidies must separately enter into a service agreement with our partners. We also state in our terms and conditions that we do not provide any warranty regarding Labor Robot, and we will not be liable for any damages arising from the use of Labor Robot. Despite the disclaimer, there is no assurance that a user will not sue us for any damages they experience arising from the use of Labor Robot. There is also no assurance that courts will not enter into judgments against us notwithstanding such disclaimer. In such event, our business operations, financial condition, and reputation may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry —Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners.”

(2) Consultation with a Certified Consultant

We provide a chat box in our Labor Robot which allows users to engage in preliminary consultations regarding social insurance payments and labor issues. We have a support team that filters and answers simple inquiries and will refer to our partnered Certified Consultants those questions that require complex analysis. Similar to the grant and subsidy application support services, we are not responsible for any consultations, and users seeking further consultation and representation will be charged separately by the Certified Consultant. Despite the disclaimer we have in place, there is no assurance that no user will sue us for any damages they experience arising from the use of Labor Robot. There is also no assurance that courts will not enter into judgments against us. In such events, our business operations, financial condition, and reputation may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry —Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners.”

(3) Employees’ attendance management

This function helps users track the number of hours each of their employees work daily by providing a web interface allowing users, usually comprised of our corporate customers’ human resource personnel, to input the employees’ information into the system.

(4) Payroll management.

This function helps users produce pay slips and track the salary payment records of each employee by providing the web interface for users to key necessary information manually.

(6) Sales order management

This function enables users to record and track sales orders. We provide the interface for users to input necessary information, and our system automatically generates invoice numbers. Users can extract the information of a particular order by searching their customers’ information.

(7) Accounting system

This function helps users journalize accounting items and produce balance sheets, profit and loss statements, and cash flow statements. We offer various interfaces to assist users in keeping records on their general journals, cash registers, general ledgers, trial balances, balance sheets, profit and loss statements, and cash flow statements.

Users may access this product in Japan at their offices or permitted locations to work remotely through a designated website. Generally, we sell Labor Robot as a one-time purchase software, inclusive of all the foregoing functions, at a price ranging from JPY3,000 thousand to JPY5,000 thousand (excluding tax). Labor Robot is cloud-based software, and to enable our users to access it, we host the software on the cloud storage provided by a third-party service provider. Nevertheless, the terms and conditions are subject to change. Additionally, we obtain less revenue from selling Labor Robot if it is sold through Nac, one of our distributors, than we would otherwise obtain were we to make such sales directly ourselves. See “—Our Marketing Channel”

Consulting and Support Services

During the fiscal years ended March 31, 2025, 2024 and 2023, we provided the following types of consulting and support services to small and medium-sized businesses.

(1) IT System Installation Subsidy Application Consulting and Support Services

During the fiscal year ended March 31, 2023, we provided IT system installation subsidy application support for our corporate customer’s clients to reduce their actual costs when they purchased our customers’ products. To provide this line of services, we outsourced the services to Kizashi and Apricot. See also “—Our Suppliers.”

We usually charged our corporate customers the contingency fee, representing a fixed percentage of the total amount of the subsidies our corporate customers’ clients received, for this service. The fees were only paid if the customers’ clients received the subsidies, and revenue was recognized only if the application was approved. As a result, there was also a possibility that we might not be able to receive any fees for this service, even though we had performed the service. See “Risk Factors— Risks Related to Our Business and Industry —The unsuccessful application of the IT system installation subsidy may significantly affect the profitability of our products and services, including Labor Robot.”

During the fiscal year ended March 31, 2023, revenue from IT system installation subsidy application consulting and support services was JPY12,156 thousand. While we have ceased providing such services since the beginning of the fiscal year ended March 31, 2024, in order to focus our efforts on the expansion of sales of our Labor Robot and other consulting and support services, a determination as to whether such services may resume in the future has yet to be made.

(2) E-learning services

As more businesses embrace digital transformation, supported by the Japanese government, we expect an increased focus on investing in human resources for better integration of digital technologies into their operations. Hence, we launched our online e-learning courses in November 2023, aimed at helping employees of small and medium-sized businesses learn about the latest trends in digital transformation, including AI, the metaverse, and Web 3.0.

As of the date of this annual report, we offer 26 courses on the designated website operated by a third-party provider. Course instructors include our directors and our partners, who are experts in their fields. We also assist customers by providing certain information necessary for the customers or their Certified Consultants to apply for the Human Resource Development Support Grant (Jinzai Kaihatsu Shien Joseikin, the “HR Development Grant”). This grant, provided by MHLW, subsidizes training expenses for small and medium-sized businesses to encourage investment in their employees’ skills development. With this grant, the customers can enjoy the benefits our courses offer to develop their employees’ skills while lowering the cost of training.

Our targeted customers are small and medium-sized businesses seeking courses to educate their employees on digital transformation. We offer all 26 courses in a bundle and generally charge corporate customers approximately JPY409 thousand (approximately $2,728) per student. Our standard e-learning terms and conditions provide that each student is eligible to attend courses for one month from the account origination date. In order to continue using the account after each one-month period, the customer needs to renew the terms and conditions with us.

In June 2024, we agreed to subscribe to e-learning services offered by ShareWis Co., Ltd., a Japanese online provider (“ShareWis”), to offer an additional 200 online courses, covering business skills, design, software, programming, and web marketing courses, to enhance our corporate e-learning offerings. We chose ShareWis for its diverse content, its progress monitoring and content management system, and its competitive pricing. The monthly fee is JPY91,300, and includes basic operation, domain name, and content access. This fee structure grants up to 100 students access to 200 online courses provided by ShareWis. According to the agreement with ShareWis, we have agreed to resell these courses to our corporate customers by a subscription method pursuant to which only students can access the contents with IDs to be issued by ShareWis. The term of this agreement, which commenced on June 11, 2024, is for one year and is automatically renewable for successive one-year terms, unless either party provides a written notice to terminate one month before its expiration. The courses offered by ShareWis have been made available to our customers since November of 2024. In addition to the 26 courses offered by us, customers now have access to the additional 200 online courses offered by ShareWis, under the original fee arrangements.

During the fiscal years ended March 31, 2025 and 2024, the revenue from these services was JPY360,957 (approximately $2,408 thousand) and JPY259,715 thousand, representing 53.4%, 37.47% of the total revenue of such fiscal years, respectively.

(3) E-commerce store set-up services

In May 2023, we launched the metaverse store set-up services, where we assist customers in building their e-commerce stores on ANZ, a metaverse run by Metaropolice Inc., a Japanese metaverse startup (“Metaropolice”). Since we believe that the metaverse will serve as an effective tool for local governments suffering from depopulation and economic decline to attract prospective tourists and resell their local products, we decided to work on ANZ because of its collaboration with a local government, i.e., Okinawa prefecture.

Our service included helping customers set up stores on ANZ, building e-commerce websites using Shopify, and providing support regarding the IT system installation subsidy application with METI. When metaverse users click on products or non-player staff in metaverse stores, e-commerce websites will pop up, showing product catalogs and leading the users to the payment process. The service fees for these e-commerce set-up services ranged from JPY4,000 thousand to JPY5,454.5 thousand per customer. According to the e-commerce website production services agreements, we provided a three-month warranty after the acceptance of our services, in the event of any non-conformity pursuant to the agreement. The intellectual property rights of the deliverables arising during the course of these services were transferred to a customer when the service fees have been paid, except for copyrights in works previously held by us or by a third party. We did not provide any warranty that the deliverables produced through these services did not infringe the rights of any third party. The term of such services agreements was one year.

We outsourced the metaverse store setup and maintenance on ANZ to Metaropolice. The outsourcing fee was JPY300 thousand (excluding tax) per customer, and the fee includes a store set-up and one-year store maintenance service. For the second year going forward, customers wishing to continue holding their e-commerce stores in ANZ are required to separately pay Metaropolice the maintenance fee.

During the fiscal year ended March 31, 2024, the revenue from these services was JPY336,031 thousand, representing 48.48% of the total revenue of such fiscal year. While we have ceased providing e-commerce store set-up services since the fiscal year ending beginning April 1, 2024, in order to focus our efforts on the expansion of sales of our Labor Robot, e-learning services, and software installation services, a determination as to whether such services may resume in the future has yet to be made.

(4) Software installation services

In October 2023, we launched software installation services, where we help small and medium-sized businesses install third-party AI tools and provide them with introductory training session and manuals and one-year maintenance services. The third-party software we are offering to install with this service includes (i) Fliki, an AI tool which generates videos from blog posts, text, and slides, (ii) tl; dv (Too Long; Didn’t View), an AI meeting notetaker for Zoom, Google Meet, and Microsoft Team, and (iii) DocsBot AI, a service that lets users create and embed ChatGPT-powered chatbots that are trained with users’ content and documentation.

Our service includes (i) installing the AI tool for our customers, (ii) providing an AI tool manual and introductory training for the customers’ personnel, (iii) configuring the AI tool as instructed by the customers, and (iv) responding to questions from the customers after the introductory training session. We offer the services for Fliki and tl;dv as a bundled set, while marketing DocsBot AI as a standalone service. The services will be provided on weekdays from 10 a.m. to 6 p.m. Japan standard time. When purchasing, our customers are required to enter into two agreements—the installation and introductory training agreement and the maintenance agreement, to obtain all our services. According to these agreements, the service fees are approximately JPY2,900 thousand (excluding tax) per a set of our services for a period of one year, including the one-year AI tool licensing fee. While we agree to pay the one-year licensing fee on behalf of the customers, they are required to directly enter into the licensing agreements with the AI tool providers. The service fees do not include expenses resulting from the AI tool’s version updates, price increases by the third-party AI tool service providers, changes in foreign exchange rates, and other external factors. We agree with the customers that we will comply with the terms of services of the applicable AI tool when providing this service and therefore will not be liable for any damages incurred by the customers as a result of such compliance. We also disclaim liability for any damages incurred by the customers due to errors, malfunctions, or other defects resulting caused by AI tool service providers.

During the fiscal years ended March 31, 2025 and 2024, the revenue from these services was JPY163,633 (approximately $1,092 thousand) JPY22,233 thousand, representing 24.2% and 3.2% of the total revenue of such fiscal year, respectively.

Advertising Services

During the fiscal year ended March 31, 2023, we obtained advertising fees from ASC Consultant, as we provided its contact information on our Labor Robot, enabling Labor Robot users seeking consultations regarding social insurance and labor issues to reach out to ASC Consultant. Our advertising consignment agreement with ASC Consultant was automatically renewed on a monthly basis, pursuant to which we charged ASC Consultant approximately JPY199.8 thousand per user to whom we showed the advertising during each month, which was usually equal to the number of users accessing Labor Robot each month. We terminated this agreement in February 2023 and have not provided any advertising services since then, although the determination as to whether such services may resume in the future has yet to be made. See “—Our Customers” for a description of the material terms of the agreement we entered into with ASC Consultant.

Outsourcing Services

During the fiscal year ended March 31, 2023, we entered into a service agreement with ASC Consultant, pursuant to which we dispatched personnel to support ASC Consultant’s marketing activities, such as preparing sales materials, organizing customer management, and providing administrative work relating to grant applications. We also assisted ASC Consultant in approaching business owners to make sales proposals for grant applications. We terminated this agreement in February 2023 and have not provided any outsourcing services since then, although the determination as to whether such services may resume in the future has yet to be made. See “—Our Customers.”

Our Marketing Channel

Our targeted customers for Labor Robot and consulting and support services are small and medium-sized businesses in Japan. We promote Labor Robot and consulting and support services eligible for the IT system installation subsidy mainly by supporting the customers’ applications for the subsidy. The subsidy usually subsidizes costs for software licenses, cloud service fees of no more than two years, and costs relating to installation. METI is the governmental authority responsible for this subsidy. If awarded, the subsidy will cover two-thirds of the contract price, ranging from approximately JPY2,000 thousand to JPY3,333 thousand.

When a customer decides to purchase Labor Robot or consulting and support services eligible for IT system installation subsidy, we will collaborate with Kizashi, Apricot, or AirPLAN, who will prepare documents and apply for the subsidy on behalf of our client (see “—Our Suppliers” for more details).

For e-learning services, we also assist customers to apply for the HR Development Grant by providing information necessary for the application to our customers or their Certified Consultants. We also recommend Certified Consultants to our customers to support them with the grant application. If awarded, the grant will cover 75% of the e-learning cost, in case of the small and medium-sized businesses. The grant is generally awarded in full amount by MHLW if the customers meet the requirement. See also “—Our Business Model—Sales of Labor Robot—(1) Grant and subsidy application support.”

It is our policy to send invoices to our customers only when their IT system installation subsidy applications or HR Development Grants are approved, because clients will not be liable for fees when the applications are not approved or when the amount of an awarded subsidy is less than the initial estimate. If the subsidy applications are unsuccessful, the clients have an option to determine whether they will terminate or continue the purchase. As a result, if we or our partners are unable to maintain the successful application rate, our revenues and operating results may be significantly impacted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —The unsuccessful application of the IT system installation subsidy may significantly affect the profitability of our products and services, including Labor Robot.” Additionally, any policy change resulting in the termination or a significant reduction of the awarded amount of the IT system installation subsidy may cause Labor Robot not to be as attractive to customers because of its pricing, and the Company’s business operations and results of operations may be affected. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry —Changes in policies regarding grant and subsidy by the Japanese government and the use of Certified Consultants may significantly affect the profitability of our products, including Labor Robot.”

Additionally, we also promote Labor Robot and other services through our contracted distributors. Currently, we have worked with 253 individual and entity distributors who help us promote Labor Robot and other services to small and medium-sized businesses. We select distribution agents based on their expertise and ability to secure sales channels with small and medium-sized companies in certain industries. We tend to hire agents who commit to organizing seminars to approach small and medium-sized companies in their respective geographical regions. We generally grant non-exclusive distribution rights and usually agree to pay the distributors approximately 66.7% to 75% of the price of each product a customer purchase through such distributors.

The largest distributor who contributes to the increasing number of Labor Robot users during the fiscal years ended March 31, 2024 and 2023 was Nac. Currently, we have two agreements with Nac—the Agency Agreement dated as of November 30, 2022 and the Consortium Agreement dated as of November 30, 2022. Under the Agency Agreement, Nac agrees to act as our primary distributor, and we agree to provide support to Nac’s customers in applying for IT system installation subsidies with METI. In practice, Nac directly enters into the Labor Robot licensing or sales agreement with its customers, and by the end of each month, we receive 7% of the total sales price (including tax) of Labor Robot that Nac sold to its customers in the prior month, which we recognize as revenue from the sales of Labor Robot. The Consortium Agreement was a form agreement required by the Service Design Engineering Council, an association commissioned by METI to manage and operate the application and approval of IT system installation subsidy. This agreement was executed to allow us to facilitate Nac’s customers in applying and obtaining IT system installation subsidy, where we act as a manager and Nac acts as a member.

This arrangement enabled us to increase the exposure of our Labor Robot to our target customers through Nac’s pipeline during the fiscal years ended March 31, 2024 and 2023. We obtained nil, 98 and 209 new Labor Robot users through this arrangement during the fiscal years ended March 31, 2025, 2024 and 2023, respectively. The total accumulated number of Labor Robot users derived from Nac was 307, 307 and 209 for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. However, we receive only 7% of the original Labor Robot’s price, as opposed to the full price we usually obtain from users directly purchasing Labor Robot from us. Consequently, while we sell Labor Robot at the price ranging from for JPY3,000 thousand to JPY5,000 thousand (excluding tax), we will be paid only 7% of the product price when Nac acts as our distributor. The percentage of the revenue derived from Nac’s customers was 0.0%, 1.5% and 8.21% of the total revenue for the fiscal years ended March 31, 2024 and 2023, respectively.

Research and Development

We outsourced the development of Labor Robot and the database for Robot Lawyer to Brand Cloud Inc (“Brand Cloud”), a Japanese company specializing in reputational risk management, web marketing and branding, and development outsourcing. Though Brand Cloud retains the intellectual property rights, including copyrights and patent rights, arising in the course of Brand Cloud’s performance of the entrusted duty (i.e., the development of Labor Robot and database of Lawyer Robot, and the design of Labor Robot’s user manual), it agreed to grant us the right to use such intellectual properties to the extent necessary for our business. See “—Our Suppliers” and “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry — We are still heavily relying on third-party software development vendors to build our products.”

To improve the functionality of the Chatbot in Robot Lawyer, we are currently focusing on fine-tuning its functions for large language models (LLMs) to adjust general-purpose models, e.g., ChatGPT, to perform a specific task. This research is crucial, as it will help us fine-tune ChatGPT to enable our Robot Lawyer to respond to legal questions asked by users instantly. This research is led by Mr. Amit Thakur, our director and CEO, and Mr. Tomoya Suzuki, our Chief Technology Officer. Our expected product of this research is a non-AI algorithm and software developed in-house. Furthermore, we are planning to recruit additional members to our research and development team to increase our research and development capacity.

We have also entered into a master business consignment agreement with Argyle Inc., which provided us with chatbot API for Robot Lawyer to connect our Robot Lawyer system with ChatGPT. Under such agreement, Argyle Inc. designed, created, and debugged the application designated to link our system with ChatGPT API for the compensation of JPY3,300 thousand (excluding tax, approximately $22 thousand) during April 1, 2023 to March 31, 2024. We have obtained the deliverable as planned. Under this agreement, the right to register any invention, idea, design, or other business or technical know-how arising in the course of the commissioned work (“Work Product”) for any patent right, utility model right, design right, or any other rights shall belong to the person who creates such Work Product. Except for the copyrights of works and programs that can be used for general purposes, which have been owned by us or any third party, the copyright of the deliverables under this agreement shall be transferred to us after Argyle Inc obtains the entire commission fees.

On March 13, 2023, we entered into a legal advisory agreement with a partner at one of Japan’s leading law firms to request legal advice relating to the Robot Lawyer and are currently requesting the partner to prepare the training data necessary for fine-tuning. Under this agreement, the partner serves in his own capacity, and the service is unrelated to the firm. We have agreed to pay an hourly fee of JPY48 thousand (with a 10% discount) as requested by the partner.

We consider several factors when selecting a third party to support our research and development, including its capability and reputation in a particular field, cost, our budget, and development priorities. We also consider outsourcing our development offshore to control development costs.

Since we plan to enter into the legal technology market, we pay particular attention to the pitfalls of AI technology when incorporated into legal technology products. We also oversee trends of AI regulation in Japan, our main market, and the United States, the main market of CJK Group’s Junior Lawyer X. We have taken these issues into consideration since the product conception stage. As of the date of this annual report, our current products do not include any AI technology. However, we believe that AI technology is a crucial element of legal technology going forward, and we intend to enter into such market and employ more AI technologies, both developed in-house and by third parties, in our products and services as soon as we can. There are significant risks involved in utilizing AI technology, both in terms of technology and regulations, and no assurance can be provided that our use of such AI will enhance our products or services or produce the intended results. Therefore, these uncertainties may adversely affect our business, financial condition, and reputation and/or subject us to legal liability. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.”

Our Customers

We had two major accounting for more than 10% of our revenue during the fiscal year ended March 31, 2025. While we did not have a major customer accounting for more than 10% of our revenue during the fiscal year ended March 31, 2024, we had a major customer accounting for more than 10% of our revenue in the fiscal year ended March 31, 2023. The reliance on a few major customers may make us vulnerable to the risk of financial impact if we are unable to secure new revenue-generating customer contracts. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry —A significant portion of our total revenue was derived from a few major customers. A high concentration of our revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.”

The table below summarizes our major customer accounting for more than 10% of our revenue, its revenue percentage, the services we provided, and the relevant major agreement terms for the fiscal year ended March 31, 2025 and 2023, respectively.

Name	Percentage of the total revenue for the fiscal year ended March 31, 2025	Service	Major agreement terms
Enechita Co., Ltd.	14.8%	E-learning services

E-learning licensing agreement

We granted Enechita Co. Ltd., a license to use our e-learning program for a period of one month, starting from the date the account is issued to Enechita Co., Ltd., and in consideration, Enechita Co. Ltd. agreed to pay fees for using the e-learning program, based on the amount to be invoiced by us.

			1.	Term of Use: One month from the date the account is issued to Enechita Co., Ltd.

			2.	Fees: Based on the invoices issued by us.

			3.	Termination provisions: terminable by us, (i) if Enechita Co. Ltd. breaches any clause of the agreement and fails to rectify the breach within 10 days of receiving a formal notice, or (ii) if any of certain listed events occur, such as a major breach of the agreement or an act of bad faith by Enechita Co. Ltd., if Enechita Co. Ltd. cannot fulfill its contractual obligations, if Enechita Co. Ltd. becomes subject to penalties by regulatory authorities, among others.

Bran Co., Ltd.	10.1%	E-learning services

E-learning licensing agreement

We granted Bran Co., Ltd. a license to use our e-learning program for a period of one month, starting from the date the account is issued to Bran Co., Ltd., and in consideration, Bran Co. Ltd. agreed to pay fees for using the e-learning program.

			1.	Term of Use: One month from the date the account is issued to Bran Co., Ltd.

			2.	Fees: Based on the invoices issued by us.

			3.	Termination provisions: terminable by us, (i) if Bran Co. Ltd. breaches any clause of the agreement and fails to rectify the breach within 10 days of receiving a formal notice, or (ii) if any of certain listed events occur, such as a major breach of the agreement or an act of bad faith by Bran Co. Ltd., if Bran Co. Ltd. cannot fulfill its contractual obligations, if Bran Co. Ltd. becomes subject to penalties by regulatory authorities, among others.

Name	Percentage of the total revenue for the fiscal year ended March 31, 2023	Service	Major agreement terms
ASC Consultant	69.6%	Advertising and Outsourcing	Advertising

			1.	Term: One month from November 1, 2022. Automatically renewed for successive one-month terms, unless ASC Consultant provides a written notice one month before the end of term. The agreement terminated in February 2023.

			2.	Fees: JPY199.8 thousand monthly (excluding tax) per each user whom we show the advertising during the month

			3.	Termination provisions: terminable by either party upon breach of the agreement, suspension of payment, and bankruptcy, among others.

			4.	There are no minimum purchase requirements.

Outsourcing

			1.	Term: One month from November 1, 2022. Automatically renewed for successive one-month terms, unless either party provides a written notice two weeks before the end of the term. The agreement terminated in February 2023.

			2.	Fees: JPY800 thousand monthly (excluding tax) for each employee dispatched for the required services.

			3.	Termination provisions: The agreement was terminable by ASC Consultant upon any of the following events occurs, including breach of agreement and bankruptcy, among others.

The agreement was terminable by the Company upon a default by ASC Consultant in paying the service fee or commencement of bankruptcy or in\voluntary insolvency proceedings.

			4.	There were no minimum purchase requirements.

Our Suppliers

We did not have any major suppliers accounting for more than 10% of our supply costs during the fiscal years ended March 31, 2025 and 2024. We had two major suppliers accounting for more than 10% of our supply costs during the fiscal year ended March 31, 2023.

The table below summarizes our major suppliers accounting for more than 10% of our supply costs, their respective supply cost percentages, the services we provided, and the relevant major agreement terms for the fiscal year ended March 31, 2023.

Name	Percentage of the total supply cost for the fiscal year ended March 31, 2023	Service	Major agreement terms

Brand Cloud	17.1%	Software development	1.	Term: One year from December 25, 2022. Automatically renewed for successive one-year terms, unless either party provides a written notice 30 days before the end of term.

			2.	Fees: Pursuant to an applicable individual agreement.

			3.	Intellectual property rights: Intellectual property rights arising in the process of services belong to Brand Cloud. Brand Cloud grants us the right to use intellectual property in deliverables to the extent necessary for our business. The license fee is included in the development fee. Brand Cloud represents that all the deliverables do not infringe intellectual property rights of third parties.

			4.	Termination provisions: Either party may terminate the contract if any of the following events occurs, including breach of agreement, suspension of payment, and bankruptcy, among others.

KIZASHI	10.4%	Subsidy application support	Subsidy application support for our corporate customers’ clients (IT system installation subsidy application and representation)

			1.	Term: One year from the date of execution (September 1, 2021). Automatically renewed for successive one- year terms, unless either party provides a written notice one month before the end of term. Nevertheless, Kizashi always has the right to terminate the agreement by providing one month’s prior written notice.

			2.	Fee: Contingency fee of the successful applications, including:

(i) For software: 92% of the subsidy amount awarded, but must be no less than JPY100 thousand JPY (excluding tax)
(ii) For hardware: 97% of the hardware rental profit (excluding tax)

			3.	Termination provisions: Either party may terminate the contract if any of the following events occurs to the other party, including breach of agreement, directors’ criminal conviction, suspension of payment, and bankruptcy, among others.

			4.	There are no minimum purchase requirements.

Subsidy application support for our client purchasing our products (i.e., Labor Robot and e-commerce mall establishment service)

			1.	Term: One year from the execution date (July 26, 2022). Automatically renewed for successive one-year terms unless either party provides a written notice one month before the end of term. Nevertheless, the Company always has the right to terminate the agreement by providing one month’s prior written notice.

			2.	Fee: Contingency fee of the successful applications, the amount of 10% of the subsidy awarded, but must be no less than JPY150 thousand.

			3.	Termination provisions: Either party may terminate the contract if any of the following events occurs to the other party, including breach of agreement, directors’ criminal conviction, suspension of payment, and bankruptcy, among others

			4.	There are no minimum purchase requirements.

Intellectual Property Rights

Currently, we mainly seek to protect our intellectual property rights by relying on Japanese intellectual property laws and contractual measures. Our practice is to have confidentiality or non-disclosure provisions with our employees to limit access to our confidential information and proprietary technology. We rely on a combination of trademarks, service marks, patents, domain name registrations, copyright protection, and contractual restrictions to establish and protect our brand name and logos, technologies, marketing designs, and internet domain names.

As of the date of this annual report, we have registered three patents, three trademarks, and five domain names in Japan. We have one pending intellectual property application for a patent. The chart below presents information about intellectual property that we have registered or applied for.

Type	Name	Issuing authority	Application date	Status	Expiration date
Patent	Information processing equipment and program (Metaverse-related business)	Japan Patent Office	November 22, 2022	Review in progress

	Information processing equipment and program (Metaverse-related business)	Japan Patent Office	March 3, 2022	Registered	March 3, 2042
	Information processing equipment and program (For a function in Labor Robot)	Japan Patent Office	May 10, 2022	Registered	May 10, 2042
	Information processing equipment and program (For a function in Lawyer Robot)	Japan Patent Office	June 6, 2021	Registered	June 6, 2041

Type	Name	Issuing authority	Application date	Status	Expiration date
Trademark	“労務ロボ” (Labor Robot in Japanese)	Japan Patent Office	June 17, 2021	Registered	January 4, 2032
	“弁護ロボ” (Lawyer Robot in Japanese)	Japan Patent Office	June 17, 2021	Registered	January 4, 2032
	“ロボットコンサルティング” (Robot Consulting in Japanese)	Japan Patent Office	June 17, 2021	Registered	January 4, 2032
	“請求ロボ” (Seikyu Robot in Japanese)	Japan Patent Office	September 10, 2024	Registered	December 12, 2034

Competition

The markets for human resource and financial management platforms, business-to-business e-learning, and other digital transformation-related consulting services for small and medium-sized businesses in Japan are highly competitive, with relatively low barriers to entry. Our primary competitors in the Japanese market for Labor Robot Labor Robot faces competition in Japan’s cloud-based accounting and human resource software industry. Japan’s cloud-based accounting and human resource software industry is competitive. We compete primarily with local software providers, such as Yayoi and “freee,” as well as large national and overseas cloud-based accounting platform service providers have also started to enter into the Japanese market, such as QuickBooks. For other services, our competitors include WriteUp Co., Ltd., a company listed on the Tokyo Stock Exchange, which similarly offers products and services, including AI-related e-learning courses and grant and subsidy application support for small and medium-sized businesses.

As a boutique cloud-based accounting and human resource software provider and digital transformation-related consulting service provider, we compete for, among other things, customers, the types of products and services offered, brand recognition, price, design and quality, financing, and skilled engineers. Increased competition may hinder our market share expansion or lead to pricing pressures on our services, adversely impacting our margins and revenues. Our competitors may independently develop products or services that are superior or substantially similar to our products and, because they are or may be significantly larger, have a more extensive operating history and/or have more significant resources or lower cost of capital than us, may be able to compete more effectively in one or more of the markets in which we operate or may operate in the future. See “Risk Factors— Risks Related to Our Business and Industry —The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.”

We believe that through our products integrating the human resource support service by Certified Consultant partners and our strategic pricing and support in subsidy application, we will be able to react more quickly than these competitors to market opportunities and market trends.

Market Opportunity

Cloud-based human resource management system market

MM Research Institute, an information and communication technology (ICT) market research consulting firm based in Tokyo, Japan, conducted an online questionnaire survey of sole proprietors and summarized cloud accounting software usage status as of March 31, 2024. A total of 24,848 sole proprietors responded to the survey. The survey was conducted independently, and not commissioned by us. The findings of the research are as follows:

●	The cloud-based accounting software market is growing steadily. The questionnaire survey shows that, among the sole proprietors who use accounting software, 33.7% use cloud accounting software, representing an increase of 2.7% from 31.0% in 2023, 3.9% from 29.8% in 2021, and 24.5% from 9.2% in 2016.
●	The digitization of administrative procedures by the Japanese government is driving the market expansion. In particular, during 2021 and 2022, the growth of cloud-based accounting software was large, the increase of 5.0% and 3.5%, respectively, because the government continues to allow a special tax return deduction of JPY650 thousand, instead of JPY550 thousand, if tax returns are filed electronically via the Internet.
●	Among the sole proprietors who used cloud-based accounting software, the top three cloud-based accounting software providers in the Japanese market for sole proprietors is Yayoi (53.6%), freee (24.9%) and Money Forward (15.2%).

E-learning market

According to Yano Research Institute Ltd.’ report on 2024 E-Learning/Digital Education Business Report dated April 11, 2024, Japan’s e-learning market in the financial year of 2023 is projected to experience a slight decline of 0.9% year-on-year, reaching 369 billion yen based on provider sales. The business-to-business segment, which includes corporations and individuals within companies and organizations, is expected to expand to 114.0 billion yen, representing a 6.0% year-on-year increase. In contrast, the business-to-customer segment, targeting individual consumers, is anticipated to contract to 255.0 billion yen, reflecting a 3.8% year-on-year decrease.

Within the business-to-business market, the extraordinary surge in demand for e-learning driven by the COVID-19 pandemic has fully subsided. However, the demand for e-learning as a strategic response to corporate digital transformation initiatives and reskilling efforts is on the rise. Consequently, the adoption of e-learning for corporate training purposes remains robust.

In 2024, the domestic e-learning market is expected to grow slightly by 0.1% to 369.35 billion yen. The business-to-business segment is likely to continue expanding due to ongoing corporate digital transformation and reskilling efforts, though growth may slow due to lower unit prices, increased competition, and challenges in the cram school and prep school industries.

Insurance

Other than the government-mandated social and health insurance and worker’s accident compensation insurance, we maintain directors and officers insurance. We do not maintain any other property insurance, business insurance, or employee liability insurance. For risks in connection with not maintaining adequate insurance coverage, please see “Item 3. Key Information—D. Risk Factors —Risks Related to Our Business and Industry —Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.”

Employees

We had 18, 12, and seven full-time employees as of March 31, 2025, 2024, and 2023, respectively. All of our employees are located in Japan. The following table sets forth the number of our full-time employees categorized by department as of March 31, 2025:

Department	Numbers of Employees
Corporate Division	5
Sales Division	4
Customer Support Division	3
Public Relation Media Marketing Division	3
Research and development	3
Total	18

We had no contract employee as of March 31, 2025.

We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a 30-day advance notice. Dismissal of the employee by us is required to be done by a written notice. The employment agreement requires our employees to keep the confidentiality of the information we hold. This confidentiality duty supersedes the termination of the employment agreement. Our current employment agreement form provides that the intellectual property rights arising from the employee’s duty with the Company shall belong to the Company. Additionally, the employees shall not, directly or indirectly, be involved with the competition against the Company both during and one year after their employment at the Company.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located on the sixth floor of Le Graciel Building, 5-22-6 Shinbashi, Minato Ward, Tokyo, Japan, where we lease offices from an independent third party with an area of approximately 125 square meters (approximately 1,345.49 square feet), with a lease term from April 2025 to April 2027 and a monthly rent of JPY586,055 (approximately $3,910). The lease agreement automatically renews for successive two-year terms unless either party notifies the other party of its intention to the contrary in writing no later than three months before the expiration of the then-current term.

Seasonality

Our business is not subject to seasonal fluctuations. We enter into business contracts with our customers throughout the year.

Regulations

Our business operations are subject to various governmental regulations in Japan. The principal regulations affecting our business operations are summarized below.

Attorneys Act

Article 72 of the Attorneys Act stipulates that no person other than an attorney or a legal professional corporation may, for the purpose of earning compensation, provide an expert opinion about, represent a client for, arbitrate or settle, or otherwise provide legal services in relation to litigation, non-contentious cases, complaints against administrative authority including requests for administrative review, requests for re-investigation and requests for re-examination or other general legal cases, or may engage in mediation services related to these cases; provided, however, this does not apply if otherwise provided in the Act or other laws.

On August 1, 2023, the Ministry of Justice published the guideline “The Relationship between the Provision of Contract and Other Related Business Support Services Using AI, etc. and Article 72 of the Attorneys Act,” clarifying the relationship between Article 72 of the Attorneys Act and automatic legal consulting services or automatic contract review services (the “Automated Legal Services”). The guideline provides the term “legal cases” in Article 72 of the Attorneys Act is generally defined as a case in which there is a dispute or doubt concerning legal rights and obligations, or in which a new relationship of rights and obligations arises. In order to fall under “general legal cases” under Article 72, a case must have a so-called “incidental nature,” meaning that there is a dispute or question concerning legal rights and obligations to the same degree as the “the case for which an appeal is filed with the administrative authority” listed in the main text of Article 72. The “incidental nature” should be judged on a case-by-case basis, taking into consideration the purpose of the contract, the relationship between the parties to the contract, the circumstances leading up to the contract, the background circumstances, and various other factors.

The guideline further provides, as an example, that when the parties to a transaction are trying to settle a dispute out of court and conclude a settlement agreement, the “incidental nature” is recognized as there is a dispute or doubt as to the legal rights and obligations. Therefore, it can be considered to fall under “general legal cases” to provide the Automated Legal Services for drafting contracts or like in relation to such cases. The guideline says, on the other hand, when concluding a contract to procure the same goods as before based on an existing basic contract without any disputes, it is usually difficult to recognize the so-called “incidental nature,” and it does not usually fall under “other general legal cases” to provide the Automated Legal Services for drafting contracts or like to clarify the contractual relationship. We believe that our services are in compliance with these guidelines.

Regarding services to support the examination of contracts and other legal services, if the following functions and indications are recognized in the system constructed to provide the service, the service may fall under the category of “legal services such as provision of an expert opinion”: (i) when the existence or non-existence of legal risk and its degree according to individual cases are indicated with regard to the contents of the contract to be examined, and (ii) when the legal process of the contract, its background, and the contents to be contracted in each case are legally processed, and specific amendment proposals are indicated according to the process of the contract. On the other hand, if, for example, the provision of the service is limited to the following functions and indications, the service does not usually fall under “legal services such as provision of an expert opinion” and is not considered to violate Article 72: (i) when there is a discrepancy between the description of the contract, subject to review and the description of the model of the contract, registered in advance in the system by the provider or user of the service, and the discrepancy is only indicated without regard to the meaning of the words and phrases, (ii) when the descriptions in the contract, subject to review match the descriptions in the template of the contract, or the wording in the checklist that the provider or user of the service has registered in the system in advance, and (iii) when the language and semantics are similar to those in the template or the checklist, and when the same or similar clauses or phrases are only indicated in the template or the checklist without individual modification.

Mediation services, including lawyer matching function, does not violate Article 72 unless such services are done for the purpose of earning compensation. We do not receive any fees from the public or from attorneys registered, and therefore, as advised by our Japan legal counsel, we comply with these regulations.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action.

Personal Information Protection Act

We are subject to laws and regulations regarding protection of personal information. The Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this act, we are required to lawfully use personal information which we have obtained within the purposes of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties without obtaining prior consent of the corresponding individual, except for (i) cases based on laws and regulations (including local ordinances), (ii) cases in which there is a need to protect the life, well-being, or property of an individual, and it is difficult to obtain the consent of the identifiable person, (iii) cases in which there is a special need to improve public well-being or promote healthy child development, and it is difficult to obtain the consent of the identifiable person, or (iv) cases in which there is a need to cooperate with a national government organ, local government, or person entrusted thereby with performing the functions prescribed by laws and regulations, and obtaining the consent of the identifiable person is likely to interfere with the performance of those functions. Personal information as to an identifiable person’s race, creed, social status, medical history, criminal record, the fact of having suffered damage by a crime, or other identifiers or their equivalent prescribed by Cabinet Order as those of requiring special care so as not to cause unjust discrimination, prejudice or other disadvantages to that person, are classified as “special care-required personal information.” We must not obtain such special care-required personal information without the prior consent of the principals, except for cases that fall under any of the scenarios set forth in (i) through (iv) above, or (v) cases in which the sensitive personal information is open to the public by a person identifiable by that information, a national government organ, a local government, an academic research institution or the equivalent, a person set forth in each item of Article 57, paragraph (1) of the Act on the Protection of Personal Information, or other person prescribed by Order of the Personal Information Protection Commission, or (vi) other cases prescribed by Cabinet Order as equivalent to the cases set forth in each preceding item.

Intellectual Property Protection Laws

There are various intellectual property laws in Japan, including the Patent Act (Act No. 121 of April 13, 1959, as amended), the Utility Model Act (Act No. 123 of April 13, 1959, as amended), the Design Act (Act No. 125 of April 13, 1959, as amended), the Trademark Act (Act No. 127 of April 13, 1959, as amended), and the Copyright Act (Act No. 48 of May 6, 1970). The Patent Act provides patent right and regulates protection and utilization of inventions. The Utility Model Act provides utility model right and regulates protection and utilization of devices. The Design Act provides design rights. The Trademark Act provides trademark rights. The Copyright Act provides authors’ rights and neighboring rights.

Regulations on Advertising

The Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this Act, so as not to mislead our customers.

Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors

The Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors (shitauke hou) is the law regulating large companies subcontracting their jobs, to protect subcontractors from exploitation. The applicability of this law is determined based on three prongs: (i) type of subcontracted job; (ii) registered capital of a subcontracting company; and (iii) registered capital of a subcontractor. With regard to (i) type of subcontracted job, the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors provides four major categories: (a) manufacturing of goods; (b) repairing of goods; (c) creation of “information-based products”; or (d) provision of services that a subcontracting company is primarily responsible for. If a company subcontracts any of the four types of jobs specified, then an analysis of the second prong is required. In the second prong, a subcontracting company needs to review whether its registered capital exceeds certain thresholds established by the law. The important thresholds are JPY300 million, JPY50 million, and JPY10 million, and an applicable threshold differs from what the job is subcontracted. If a company subcontracts (a) manufacturing of goods, (b) repairing of goods, (c) creation of computer programs in the category of information-based products, or (d) provision of transportation service/warehousing/information processing services, then the thresholds of JPY300 million and JPY10 million will apply. If a company subcontracts any creation of information-based products or provision of services other than the foregoing, then the thresholds of JP50 million and JPY10 million will apply. Lastly, the third prong looks at whether the subcontractor’s registered capital is under the threshold applicable in the second prong. For example, in the case where the threshold of JPY300 million applies and the second prong is satisfied, if the subcontractor’s registered paid-in capital does not exceed JPY300 million, then the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors will apply to the subcontracting company, which requires it to obey various duties, including: (i) a duty to provide a form stating terms and conditions of order, such as the amount of subcontract fees to subcontractors; (ii) a duty to prepare and retain a form; (iii) a duty to specify a payment due, which must not exceed 60 days from receipt of project deliverables from subcontractors; (iv) prohibition of unreasonable refusal of such deliverables; (v) prohibition of unreasonable delay in paying subcontract fees; (vi) prohibition of return of such deliverables; and (vii) prohibition of unreasonable request of rework.

Companies Act

The formation, organization, operation and management of companies are governed by the Companies Act (Act No. 86 of July 26, 2005, as amended) and other related laws.

Taxation Regulations

The taxes levied in Japan on income generated by the activities of a corporation include corporate tax (national tax), local corporate tax (national tax), corporate inhabitant tax (local tax), enterprise tax (local tax), and special local corporate tax (a national tax). The scope of income subject to the taxes is determined and the taxable income is calculated in accordance with the tax-related laws and regulations, including the Corporation Tax Act (Act No. 34 of March 31, 1965, as amended) and the Local Corporation Tax Act (Act No.11 of March 31, 2014, as amended). Corporate inhabitant taxes are levied on corporate tax amount and a per capita basis using the corporation’s capital and the number of its employees as the tax base. Business transaction is levied consumption tax which is a type of value-added tax.

Foreign Exchange and Foreign Trade Act

The FEFTA regulates foreigners’ investment activities into Japanese companies. Under the FEFTA, among other triggering events, a foreign investor, including (i) an individual who is a non-resident, (ii) a juridical person or other organization established pursuant to foreign laws and regulations, or a juridical person or other organization having its principal office in a foreign state or a juridical person or other organization defined under the FEFTA (the “Foreign Investor”) who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired number of shares, if such Japanese company engages any business in certain industries related to national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility services. Additionally, due to growing awareness of technology, the scope of FEFTA was expanded, through amendments, to cover industries related to data processing businesses and information and communication technologies services. A Foreign Investor wishing to acquire or hold our Ordinary Shares directly will be required to submit a filing in advance with the relevant government authorities through the Bank of Japan and receive clearance from the applicable governmental authorities before proceeding with the intended acquisition. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our Ordinary Shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount indicated in the filing at any time within six months from the date of filing. While the standard waiting period for clearance is 30 days, the waiting period could be expedited to four business days, at the discretion of the applicable governmental authorities, depending on the level of potential impact on national security. In addition to the advance filing requirement, when a Foreign Investor who completed an advance filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completion of purchase. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares. See also “Item 10. Additional Information—D. Exchange Controls.”

Regulation on AI

As of the date of this annual report, there is no statutory law or regulation in Japan that specifically addresses AI. Nevertheless, the Japanese government has been active in developing guidelines related to AI. For example, METI and Ministry of Internal Affairs and Communications compiled existing AI guidelines released by these two ministries and published AI Guidelines for Business version 1.0 on April 10, 2024. The guidelines aim to provide basic guiding principles for those who develop, provide, or use AI in businesses. Additionally, in May 2024, the Japanese government embarked on drafting bills to regulate large AI developers.

Moreover, there is no federal law or regulation specifically relating to AI in the United States, as of the date of this annual report, and AI policy has been evolving overtime. For example, in July 2025, President Trump announced an “AI Action Plan” through three executive orders, rescinding former President Biden’s 2023 executive order on AI. The plan mandates “truth-seeking” and “ideological neutrality” for federal use of large language models, requiring all procurement contracts to comply by November 20, 2025. It streamlines federal permitting for high-power data centers by overriding environmental reviews and encourages financing and fast-tracking of AI infrastructure. A third order promotes global exports of the U.S. “AI technology stack,” including chips, models, and security tools. The Office of Management and Budget implemented this through memos M-25-21 and M-25-22, embedding AI governance across federal systems and requiring transparency in public AI use cases, while prioritizing domestic AI suppliers under “buy American” provisions.

Since these regulatory frameworks rapidly evolve, we may become subject to new laws and regulations, either in Japan or in the United States, which may affect the legality, profitability, or sustainability of our businesses, and we may be unable to predict all of the legal, operational, or technological risks that may arise relating to the use of AI. The failure to comply with recommended guidelines, such as the AI Guidelines for Business version 1.0 in Japan, may also negatively affect our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks.”

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2025 and 2024

The following table sets forth our statements of operations for the fiscal years ended March 31, 2025 and 2024:

(in thousands, except change % data)

	Fiscal Year Ended March 31,			Change
	2025 ($)	2025 (¥)	2024(¥)	¥	YoY %
Revenue
Software	1,007	150,971	75,125	75,846	101.0%
Consulting and Support Services	3,500	524,590	617,979	(93,389)	(15.1)%
Total Revenue	4,507	675,561	693,104	(17,543)	(2.5)%
Cost of revenue	26	3,936	19,848	(15,912)	(80.2)%
Gross Profit	4,481	671,625	673,256	(1,631)	(0.2)%
Research and development	575	86,158	103,440	(17,282)	(16.7)%
Selling, General and Administrative Expenses	7,469	1,119,641	1,221,614	(101,973)	(8.3)%
Total Operating Expenses	8,044	1,205,799	1,325,054	(119,255)	(9.0)%
Loss from operations	(3,563)	(534,714)	(651,798)	117,624	(18.0)%
Other income (expenses), net	(3)	(511)	(10,168)	9,657	(95.0)%
Loss before income taxes	(3,566)	(534,685)	(661,966)	127,281	(19.2)%
Provision for income taxes	—	—	—	—	0.0%
Net Loss	(3,566)	(534,685)	(661,966)	127,281	(19.2)%

Revenue

Revenue for the fiscal year ended March 31, 2025 was JPY675,561 thousand ($4,507,000), decreased by JPY17,543 thousand or 2.5% from JPY693,104 thousand in the fiscal year ended March 31, 2024. The decrease was primarily driven by the following factors:

●	Software revenue: revenue from sales of software increased by JPY75,846 thousand. Since the Company released its software, Labor Robot, in 2023, the number of accumulated users increased, with more users as of March 31, 2025 compared to March 31, 2024, which resulted in higher revenue in the fiscal year ended March 31, 2025.
●	Consulting and support services: revenue from consulting and support services decreased by JPY93,389 thousand, as the Company discontinued the e-commerce store set-up services and had no revenue from such services during the fiscal year ended March 31, 2025.

Cost of Revenue

Cost of revenue for the fiscal year ended March 31, 2025 was JPY3,936 thousand ($26,000), compared to JPY19,848 thousand for the fiscal year ended March 31, 2024, representing a decrease of JPY15,912 thousand or 80.2%. The decrease was primarily due to the discontinuation of e-commerce store set-up services, which had higher cost of revenue relative to total revenue.

Research and Development

Research and development expenses for the fiscal year ended March 31, 2025 were JPY86,158 thousand ($575,000), down by JPY17,282 thousand or 16.7% from JPY103,440 thousand for the fiscal year ended March 31, 2024. The decrease was primarily due to reduced software development costs related to Lawyer Robot incurred during the fiscal year ended March 31, 2024.

SG&A expenses

SG&A expenses for the fiscal year ended March 31, 2025 were JPY1,119,641 thousand ($7,469,000), compared to JPY1,221,614 thousand for the fiscal year ended March 31, 2024, representing a decrease of JPY101,973 thousand or 8.3%. The decrease was primarily due to lower audit-related expenses.

Other Income (Expenses), net and Interest Expenses

Other expenses for the fiscal year ended March 31, 2025 were JPY511,000 ($3,000), compared to JPY10,168,000 for the fiscal year ended March 31, 2024, representing a decrease of JPY9,657, or 95.0%. The decrease was primarily due to the impairment loss on investments as non-recurring expenses in the fiscal year ended March 31, 2024.

Net Loss

As a result, the net loss was JPY534,685 thousand ($3,566,000) during the fiscal year ended March 31, 2025, compared to the net loss of JPY661,966 thousand during the fiscal year ended March 31, 2024.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2024 and 2023

The following table sets forth our statements of operations for the fiscal years ended March 31, 2024 and 2023:

(in thousands, except change % data)

	For the Fiscal Years Ended March 31,		Change (2024 vs. 2023)
	2024(¥)	2023(¥)	¥	YoY %

Revenue
Software	75,125	15,481	59,644	385.3%
Consulting and Support Services	617,979	12,156	605,823	4,983.7%
Advertising Services	—	39,960	(39,960)	(100.0)%
Outsourcing Services	—	16,000	(16,000)	(100.0)%
Total Revenue	693,104	83,597	609,507	729.1%
Cost of revenue	19,848	70,622	(50,774)	(71.9)%
Gross Profit	673,256	12,975	660,281	5,088.9%
Research and development	103,440	138,322	(34,882)	(25.2)%
Selling, General and Administrative Expenses	1,221,614	342,670	878,944	256.5%
Total Operating Expenses	1,325,054	480,992	844,062	175.5%
% of revenue	(94.0)%	(559.8)%
Other income (expenses), net	(10,168)	(10,591)	423	(4.0)%
Interest expenses	—	(25)	25	(100.0)%
Loss before income taxes	(661,966)	(478,633)	(183,333)	38.3%
Provision for income taxes	—	—	—	0.0%
Net Loss	(661,966)	(478,633)	(183,333)	38.3%

Revenue

Revenue increased by JPY609,507 thousand, or 729.1%, year-over-year to JPY693,104 thousand ($4,589 thousand). The increase was primarily driven by the following factors:

●	Sales of software: Sales of software increased by JPY59,644 thousand, as the Company’s new software, Labor Robot, was released during the third quarter in the fiscal year ended March 31, 2023.
●	Consulting and support services: Revenue from consulting and support services increased by JPY605,823 thousand, as the Company started providing new services, including e-learning courses, e-commerce store set-up services, and software installation support services during the fiscal year ended March 31, 2024.
●	Advertising services: Revenue from advertising services decreased by JPY39,960 thousand, as the Company had a non-recurring advertising contract regarding the application of IT system installation subsidy during the fiscal year ended March 31, 2023.
●	Outsourcing services: Revenue from outsourcing services decreased by JPY16,000 thousand, as the Company had a non-recurring outsourcing contract during the fiscal year ended March 31, 2023.

Cost of Revenue

Cost of revenue decreased by JPY50,774 thousand, or 71.9%, year-over-year to JPY19,848 thousand. The cost of revenue decreased while revenue increased in the fiscal year ended March 31, 2024, compared with the fiscal year ended March 31, 2023. In the fiscal year ended March 31, 2024, the majority of our revenue from consulting and support services was generated from e-learning courses and e-commerce store set-up services, which have a higher gross profit margin, while in the fiscal year ended March 31, 2023, our revenue from consulting and support services was from IT system installation subsidy application consulting and support services, which had a lower gross profit margin.

Research and Development

Research and development expenses decreased by JPY34,882 thousand, or 25.2%, year-over-year to JPY103,440 thousand, primarily due to less software development costs incurred related to Labor Robot during the fiscal year ended March 31, 2024.

SG&A expenses

SG&A expenses increased by JPY878,944 thousand, or 256.5%, year-over-year to JPY1,221,614 thousand, primarily due to the following factors:

●	The increase in selling expenses in the fiscal year ended March 31, 2024, due to the higher volume of software sold, which resulted in higher commission fees paid to the distributors.

●	The increase in salary and employee benefit expenses, due to the increase in the average number of employees during the fiscal year ended March 31, 2024.

●	The increase in professional expenses, primarily due to the additional audit and legal consulting expenses we incurred related to the preparation for the IPO during the fiscal year ended March 31, 2024.

Other Income (Expenses), net and Interest Expenses

Other expenses decreased by JPY448 thousand, or 4.2%, year-over-year to JPY10,168 thousand, primarily due to the loss from disposal of property and equipment the Company had in the fiscal year ended March 31, 2023 as a non-recurring expense.

Net Loss

As a result, the net loss was JPY661,966 thousand during the fiscal year ended March 31, 2024, compared to the net loss of JPY478,633 thousand during the fiscal year ended March 31, 2023.

B. Liquidity and Capital Resources

Cash flows for the fiscal years ended March 31, 2025 and 2024:

As of March 31, 2025 and 2024, we had cash of JPY112,012 thousand ($3,146,000) and JPY471,648 thousand, respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally fund our operations with cash flow from operations, and, when needed, capital injections from our principal shareholders. We may also consider borrowing from Japanese financial institutions. Our principal use of liquidity has been to fund our daily operations and working capital. We expect that our cash flow from operations, plus a portion of the net proceeds from our IPO, together with other equity and debt financings as, when and if necessary and available, will be sufficient to meet our anticipated operating expenses and cash obligations for the next 12 months. However, our ability to continue as a going concern will depend upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

(Yen in thousands)

	Fiscal Year Ended March 31,
	2025	2024

Cash flows from operating activities:
Net loss	¥(534,685)	¥(661,966)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,892	1,832
Noncash lease expenses	6,643	6,179
Loss on disposal of property and equipment	—	—
Impairment loss on investments	—	10,000
Change in allowance for credit losses	(7,044)	—
Accounts receivable	70,056	(2,441)
Related party receivable	9,304	(7,230)
Prepaid expenses and other current assets	63,495	(51,507)
Other Assets	1,950	(2,297)
Accounts payable and accrued expenses	(260,857)	220,609
Deferred revenue	365,520	175,942
Operating lease liabilities	(6,643)	(6,179)
Other liabilities	6,350	—
Net cash used in operating activities	(283,019)	(317,058)
Cash flows from investing activities:
Purchase of property and equipment	(7,587)	(3,339)
Purchase of intangible assets	(5,464)	(2,101)
Acquisition of investments	—	(10,000)
Proceeds from sales of investment	—	6,552
Net cash used in investing activities	(13,051)	(8,888)
Cash flows from financing activities:
Payment for deferred offering costs	(63,566)	(22,015)
Proceeds from stock issuance	—	338,600
Proceeds received for subscription receivable	—	29,834
Net cash provided by financing activities	(63,566)	346,419
Net increase in cash, cash equivalents and restricted cash	(359,636)	20,473
Cash, cash equivalents and restricted cash at beginning of period	491,118	470,645
Cash, cash equivalents and restricted cash at end of period	¥131,482	¥491,118

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	¥112,012	¥471,648
Restricted cash	19,470	19,470
Total cash, cash equivalents and restricted cash	¥131,482	¥491,118

Operating Activities

Net cash used in operating activities during the fiscal year ended March 31, 2025 decreased to JPY283,019 thousand ($1,888,000), compared to JPY317,058,000 net cash used during the fiscal year ended March 31, 2024. The decrease in cash outflow from operating activities was primarily due to the improvement of our operating results (i.e., lower net loss) in the fiscal year ended March 31, 2025.

Investing Activities

Net cash used in investing activities during the fiscal year ended March 31, 2025 decreased to JPY13,051 thousand ($87,000) compared to JPY8,888 thousand during the fiscal year ended March 31, 2024. The decrease in cash outflow was primarily due a lower amount spent on acquisition of investments during the fiscal year ended March 31, 2025.

Financing Activities

Net cash provided by financing activities during the fiscal year ended March 31, 2025 decreased to the net cash outflow of JPY63,566 thousand ($424,000) compared to JPY346,419 thousand during the fiscal year ended March 2024, primarily due to decrease in proceeds obtained from stock issuance and subscription receivable.

Cash flows for the fiscal years ended March 31, 2024 and 2023

As of March 31, 2024 and 2023, we had cash of JPY471,648 thousand and JPY451,175 thousand, respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations, and, when needed, with borrowings from Japanese financial institutions or capital injections from our principal shareholders. Our principal use of liquidity has been to fund our daily operations and working capital.

	(JPY in thousands)
	For the Fiscal Years Ended March 31,
	2024	2023

Cash flows from operating activities:
Net loss	¥(661,966)	¥(478,633)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,832	220
Noncash lease expenses	6,179	2,968
Loss on disposal of property and equipment	—	592
Impairment loss on investments	10,000	10,000
Changes in operating assets and liabilities:
Accounts receivable	(2,441)	(81,983)
Related party receivable	(7,230)	(2,073)
Prepaid expenses and other current assets	(51,507)	(9,555)
Other Assets	(2,296)	(594)
Accounts payable and accrued expenses	220,609	189,607
Deferred revenue	175,942	219,185
Operating lease liabilities	(6,179)	(2,968)
Other liabilities	—	19,470
Net cash used in operating activities	(317,057)	(133,764)
Cash flows from investing activities:
Purchase of property and equipment	(3,339)	(437)
Purchase of intangible assets	(2,101)	—
Acquisition of investments	(10,000)	(10,134)
Proceeds from sales of investment	6,552	—
Net cash used in investing activities	(8,888)	(10,571)
Cash flows from financing activities:
Repayment under lease liabilities	—	—
Payment for deferred offering costs	(22,016)	(45,454)
Proceeds from stock issuance	338,600	335,500
Proceeds received for subscription receivable	29,834	17,327
Net cash provided by financing activities	346,418	307,373
Net increase in cash, cash equivalents and restricted cash	20,473	163,038
Cash, cash equivalents and restricted cash at beginning of period	470,645	307,607
Cash, cash equivalents and restricted cash at end of period	¥491,118	¥470,645

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	¥471,648	¥451,175
Restricted cash	19,470	19,470
Total cash, cash equivalents and restricted cash	¥491,118	¥470,645

Operating Activities

Net cash used in operating activities during the fiscal year ended March 31, 2024 increased to JPY317,057 thousand compared to JPY133,764 thousand net cash used during the fiscal year ended March 31, 2023, primarily due to the higher net loss in the fiscal year ended March 31, 2024, partially offset by the increase in deferred revenue.

Investing Activities

Net cash used in investing activities during the fiscal year ended March 31, 2024 decreased to JPY8,888 thousand compared to JPY10,571 thousand during the fiscal year ended March 31, 2023. The decrease in cash outflow was mainly due to the proceeds received from the investment we sold during the fiscal year ended March 31, 2024 which offset the cash used for the acquisition of the new investment.

Financing Activities

Net cash provided by financing activities during the fiscal year ended March 31, 2024 increased to JPY346,418 thousand compared to JPY307,373 thousand, primarily due to the lower amount of deferred offering costs capitalized during the fiscal year ended March 31, 2024.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth information regarding members of our board of directors, our executive officers, and our corporate auditor as of the date of this annual report.

Name	Age	Position(s)
Hidetoshi Yokoyama	39	Representative Director and Chairman
Amit Thakur	56	Director and Chief Executive Officer
Yukio Aida	55	Director and Chief Financial Officer
Arisa Koga	38	Director and Chief Operating Officer
Tomoya Suzuki	31	Director and Chief Technology Officer
Koji Aoki	47	Independent Director
Mitsuhiro Kashimura*	39	Corporate Auditor
Atsuo Ogasawara*	44	Corporate Auditor
Masayoshi Takatsu*	47	Corporate Auditor

* Members of our statutory board of corporate auditors are not members of our board of directors.

Mr. Hidetoshi Yokoyama is our founder and has served as our representative director since April 2020. He also served as our Chief Executive Officer from April 2020 to July 2023. Mr. Yokoyama has 9 years of experience working at TRY NET Co., Ltd. (“Trynet”), a Japanese temporary staffing company, from April 2004 to June 2013. At Trynet, he started his career in the sales department and was promoted to sales department supervisor in April 2012. His experiences in this company helped him understand the risks resulting from labor and human resource management and led him to serve as an advisor for several Certified Consultant Corporations, such as Murata Certified Consultant Corporation from July 2013 to August 2021. He served as an advisor at ASC Consultant from September 2021 to September 2022. He also has served as an advisor at Sakura Law Office since April 2012. Mr. Yokoyama is also a founder and has been a director of METAVERSE Ltd., a Micronesian company focusing on the development of metaverse with animation characters, since December 2022. Mr. Yokoyama graduated from Miyagi Kenritsu Miyako-no-jo Izumi-ga-oka High School in March 2003.

Mr. Amit Thakur has served as our director and Chief Executive Officer since July 2023. He has extensive experience in finance technology, as he worked as a technician team lead in several foreign banks in Japan, including JP Morgan Chase Securities Ltd. from December 2001 to June 2003, UBS Securities Japan Ltd. from June 2003 to June 2005 and June 2006 to July 2008, and Lehman Brothers Japan Ltd. from June 2005 to June 2006. Mr. Thakur founded ANS Solves Co. Ltd., a Tokyo-based software technology company, in August 2008, and has served as its representative director since then. Prior to joining our Company, Mr. Thakur served as a Chief Technology Officer at Aikomi KK., a Japanese company providing digital therapy or challenging behavior often seen in dementia, from March 2018 to June 2019. Mr. Thakur received a bachelor’s degree in computer science from University of Calcutta in India in 1991 and a master’s degree in applied finance from Macquarie University in Australia in 2004.

Mr. Yukio Aida has served as our director since July 2023 and our Chief Financial Officer since September 2023. Mr. Aida has more than 30 years of experience in accounting and auditing, including Ernst and Young from October 1992 to October 2011 and Nomura Securities from July 2000 to December 2002. Mr. Aida is a founder of the Yukio Aida Certified Public Accountant Office, which he established in November 2011. Currently, Mr. Aida has served as a part-time corporate auditor at Souken Ace Co., Ltd. since June 2023. Mr. Aida graduated from the Faculty of Economics of Keio University in March 1992. Mr. Aida is currently working as the Chief Financial Officer at our Company full-time.

Ms. Arisa Koga has served as our director and Chief Operating Officer since July 2023. She co-founded AMICUS Co., Ltd., a Japanese Company specializing in fax service optimization, call center outsourcing services, and foreign workers’ recruitment, where she has also served as a director since December 2012. She has also been a representative director of Global Works Co., Ltd., a company specializing in inbound business solution service, hotel outsourcing services, translation and interpretation, and foreign business matching service since May 2019. Ms. Koga also has served as a non-executive director at Souken Ace Co., Ltd., a Japanese conglomerate, since June 2023. Ms. Koga obtained an associate degree in global tourism business from Seneca College in 2008.

Mr. Tomoya Suzuki has served as our director and Chief Technology Officer since July 2023. Prior to joining our Company, Mr. Suzuki was an independent creator focusing on animation, video, and three-dimensional production since October 2018. He obtained a bachelor’s degree in digital contents from Digital Hollywood University in Tokyo in March 2017.

Mr. Koji Aoki has served as our Independent Director since July 2023. Prior to joining our Company, Mr. Aoki founded water server business named “Frecious” at Mt. Fuji Spring Inc., a Japanese mineral water manufacturer and seller. He founded Active Sonar Co., Ltd., a company which operates “RECLO,” an online luxury brand name product resale platform, in September 2012, and served as its representative director until December 2021. While serving at our Company, Mr. Aoki has served as a director and executive officer at Samurai Partners Co., Ltd., where he is responsible for promotion business since January 2021. Mr. Aoki graduated from Faculty of Business Administration of Aichi University in March 2000.

Mr. Mitsuhiro Kashimura has served as our full-time corporate auditor since October 2021. Mr. Kashimura has more than 13 years of experience in tax accounting. He kickstarted his career as a tax accountant at KPMG Tax Corporation, where he worked from September 2010 to October 2016. From November 2016 to March 2019, he served as a global tax manager at MUFG Bank Ltd. (“MUFG”), where he was responsible for creating tax strategies and control tax responsibilities for the Mitsubishi UFJ Financial Group, MUFG’s parent organization. He also served as a tax accountant manager at AGS Consulting Co., Ltd. and AGS Consulting Tax Co., Ltd., tax consultancy firms in Japan, from April 2019 to July 2019 and at AGS Consulting Singapore, the Singaporean office of AGS Consulting Co., Ltd., from July 2019 to March 2021. Mr. Kashimura founded Lead & Company, Inc., a Japanese company providing financial advisory services, and L&C Certified Public Tax Accountant’s Office, a tax consultancy firm, in May 2021 and has served as the Chief Executive Officer and representative tax accountant since then. Mr. Kashimura obtained his bachelor’s degree in science and engineering from Tokyo University of Science in March 2009 and a master’s degree in economics from Rikkyo University in March 2018.

Mr. Atsuo Ogasawara has served as our full-time corporate auditor since December 2023. He has approximately 15 years of experiences as a certified tax accountant in Japan. He served as a tax specialist at STC International Certified Tax Accountant Corporation from January 2007 to March 2009, and served as a certified tax accountant partner from April 2009 to March 2012. He also founded OGA Accounting and Tax Firm in April 2012 and has served as its founding partner since then. Mr. Ogasawara also has served as a representative director at Tax Lab Co., Ltd., a company focusing on bookkeeping and accounting consulting since April 2014 and at Human Capital Management Co., Ltd., a company focusing on market research and management consulting, since December 2014. He also founded Tax Lab Certified Tax Accountant Corporation in June 2023 and has served as its chairman since then. Mr. Ogasawara has also been a founding partner at Beauty Lab LLC, a limited liability company which operates beauty clinics since February 2024. Mr. Ogasawara obtained a bachelor’s degree from Faculty of Tourism of Rikkyo University in March 2002.

Mr. Masayoshi Takatsu has served as our part-time corporate auditor since November 2023. He became a Certified Administrative Scrivener in Japan in August 2007 and founded MB Consulting Certified Administrative Scrivener in January 2008 to provide consulting services relating to legal matters relating to franchise agreements and licensing, the application of transportation license and secondhand dealer permits, and corporate legal services. Mr. Takasu has served as the founding partner since then. Currently, he is also a partner at Brain Infinity LLC, a limited liability company providing consultation services for museums and galleries as well as legal consulting. He also has served as a non-executive director in several companies, including Souken Ace Co., Ltd., since June 2023, and SenkaQ Inc. since March 2018. Mr. Takatsu obtained a bachelor’s degree from the Faculty of Letter, Komazawa University in March 2001.

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditor, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director is fixed by our board of directors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director at the time of retirement, length of service as a director and contribution to our performance.

For the fiscal year ended March 31, 2025, we paid an aggregate of JPY55.4 million (approximately $370 thousand) as compensation to our executive officers and directors, and we do not set aside or accrue any budget to provide pension, retirement, or other similar benefits to our directors.

Additionally, for the fiscal year ended March 31, 2025, we paid an aggregate of JPY6.2 million (approximately $41 thousand) as compensation to our corporate auditors, and we do not set aside or accrue any budget to provide pension, retirement, or other similar benefits to our directors and executive officers.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

Share-based Compensation

On February 6, 2024, our board of directors approved the issuance of stock options to purchase an aggregate of 2,268,000 Ordinary Shares. Each stock option contains the right to purchase 10 Ordinary Shares at an exercise price of JPY12,000 per stock option, equivalent to JPY200 per share, to various officers, directors, employees, consultants, and service providers of the Company to measure the cost of their services received in exchange for the share-based awards. The stock options shall vest on February 7, 2026 with the expiration date on February 6, 2034. As a result, the following directors and officers have obtained the following numbers of stock options (as adjusted for the share split effective January 7, 2025): (i) Ms. Arisa Koga, 96,600 stock options, (ii) Mr. Tomoya Suzuki, 21,000 stock options, (iii) Mr. Yukio Aida 12,600, stock options, (iv) Mr. Amit Thakur, 8,400 stock options, and (v) Mr. Koji Aoki, 4,200 stock options.

C. Board Practices

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, we are required to have no fewer than three but not more than 10 directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

The board of directors appoints from among its members one or more representative directors who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a president, one or more senior managing directors, and managing directors.

Our board of directors consists of six directors. Our board of directors has determined that our director, Mr. Koji Aoki, satisfies the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for no more than four corporate auditors. Corporate auditors are typically nominated by the board of directors and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. A corporate auditor may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees, or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Limitation of Liability of Directors and Corporate Auditor

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditor from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditor to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount or an amount stipulated in laws and regulations. We have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our directors and executive officers may incur in connection with their conduct as our directors or executive officers. We have executed a customary limitation of liability agreement with one of our corporate auditors, Mr. Mitsuhiro Kashimura. We have obtained directors and officers liability insurance, which covers expenses that our directors, executive officers, and corporate auditors may incur in connection with their conduct as our directors, executive officers, or corporate auditors. The maximum payout amount of the insurance is JPY100 million (approximately $667 thousand), and the applicable geography is worldwide.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors, corporate auditors, and executive officers;

●	all directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 45,960,000 Ordinary Shares outstanding as of the date of this annual report excluding shares issuable upon exercise of unexercised options.

Information with respect to beneficial ownership has been furnished by each director, corporate auditor, executive officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed to be outstanding, but are not deemed to be outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Senior Management(1):
Hidetoshi Yokoyama	28,452,000	61.91%
Amit Thakur	—	—
Yukio Aida	—	—
Arisa Koga	—	—
Tomoya Suzuki	—	—
Koji Aoki	—	—
Mitsuhiro Kashimura	—	—
Atsuo Ogasawara	—	—
Masayoshi Takatsu
All directors and senior management as a group (10 individuals):	28,452,000	61.91%
5% Shareholders:
Hidetoshi Yokoyama	28,452,000	61.91%
Stella MIC Investment Ltd.(2)	2,400,000	5.22%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is Le Graciel Building 2, 6th Floor 5-22-6 Shinbashi, Minato Ward, Tokyo, 105-0005, Japan.
(2)	Represents 2,400,000 Ordinary Shares held by Stella MIC Investment Ltd., a Micronesian company. Takumi Sawa serves as a representative director. The registered address of Stella MIC Investment Ltd. is VB Center, Suite 2A, Pohn Umpomp Place, Nett, Pohnpei 96941, Federated States of Micronesia.

As of the date of this annual report, none of our outstanding Ordinary Shares are held by one holder of record in the United States. None of the Company’s major shareholders have any different or special voting rights with respect to their Ordinary Shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The related parties of the Company with whom transactions are reported in these financial statements are as follows:

Name of entity or individual	Relationship to the Company as of the date of this annual report
Hidetoshi Yokoyama	Representative director, Chairman, and the former Chief Executive Officer of the Company
Clustar, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer
Samulion Factory, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer
A holder of more than five percent of the Company’s Ordinary Shares

In the ordinary course of business, during the fiscal years ended March 31, 2025, 2024, and 2023 and up to the date of this annual report, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties.

The Company had the following related party balances as of the date of this annual report and March 31, 2025, 2024, and 2023:

		JPY in thousands
	Nature of transactions	As of the date of this annual report	At March 31,
			2025	2024	2023
Related party receivable
Hidetoshi Yokoyama	For the payment made on behalf by the Company	—	—	9,304	2,073

Subscription receivable
Hidetoshi Yokoyama(1)	Receivable for capital contributions	—	—	—	29,834

(1)	Mr. Yokoyama had not transferred the capital contribution from his personal account, which was designated as the bank account for the Company’s capital accumulation at the time of the Company’s incorporation, to the Company’s corporate account once the Company was successfully established. Mr. Yokoyama paid the balance of subscription receivable by covering the Company’s liabilities and expenses on behalf of the Company. He completed the payment of the outstanding balance in January 2024, and as of the date of this annual report, the outstanding balance of the subscription receivable is zero.

The Company had the following related party transactions during the fiscal years ended March 31, 2025, 2024 and 2023:

		JPY in thousands
	Nature of transactions	For the fiscal years ended March 31,
		2025	2024	2023
Selling, General and Administrative Expenses with related parties
Clustar, Inc.	Provision of adverting services to the Company	—	2,190	—
Samulion Factory, Inc.	Provision of consulting services to the Company	—	9,786	2,036

Loan from Mr. Hidetoshi Yokoyama

On May 26, 2025, the Company executed a loan agreement with Mr. Hidetoshi Yokoyama for the principal amount of JPY46,618 thousand (approximately $311,000) from Mr. Yokoyama during the period of May 26, 2025 to July 16, 2025. The loan is unsecured, has an interest rate of 0.9% per annum, and is due for repayment by July 31, 2025. Proceeds of the loan were used for working capital and other general corporate purposes As of the date of this annual report, the loan has been fully repaid.

Share Issuances to Related Parties

On March 31, 2023, we issued 200 Ordinary Shares to Stella MIC Investment Ltd. for a consideration of JPY220,000,000.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business.

Except as disclosed below, we are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results, or financial condition.

On May 14, 2023, ZESTO Consulting LLC, a Japanese limited liability company (“Zesto”), filed a complaint against us at Tokyo District Court for unpaid compensation and damages totaling JPY21.77 million (approximately $145,000) under the system development outsourcing agreement between us and Zesto. On December 13, 2024, the Tokyo District Court ruled against us, holding us liable for unpaid service fees totaling JPY19.47 million (approximately $136,000), with interest accruing at a rate of 3%. As of the date of this annual report, Zesto has appealed the portions of its complaint that were not granted, seeking an additional payment of approximately JPY 2.3 million in damages, as well as the application of a higher interest rate. The Company has filed an objection to the appeal and, as of the date hereof, is in the process of preparing a supplemental submission to such objection while the proceedings are still pending.

Dividend Policy

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the amount of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act.

Subject to the terms of the deposit agreement for the ADSs, investors will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Item 10. Additional Information—E. Taxation—Material Income Tax Considerations — Japanese Taxation” and “Description of American Depositary Shares” in Exhibit 2.3. The depositary will generally convert JPY it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in JPY.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “LAWR.” Each ADS represents one Ordinary Share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on the Nasdaq Capital Market under the symbol “LAWR.” Each ADS represents one Common Share.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our articles of association and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333- 284875), as amended, initially filed with the SEC on February 12, 2025.

C. Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Foreign Exchange Regulations

Japanese Foreign Exchange Controls

General

The Foreign Exchange Regulations govern certain aspects, in particular, relating to the acquisition and holding of our Ordinary Shares by “exchange non-residents” and by “foreign investors” (each as defined below). However, in general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents for the purchase or sale of shares outside Japan using currencies other than Japanese yen.

“Exchange residents” are defined in the Foreign Exchange Regulations as:

(i)	individuals having domicile or residence within Japan; or

(ii)	corporations whose principal offices are located within Japan.

“Exchange non-residents” are defined in the Foreign Exchange Regulations as any individuals or corporations other than exchange residents.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

“Foreign investors” are defined in the Foreign Exchange Regulations as:

(i)	individuals who are exchange non-residents;

(ii)	corporations or other entities that are organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within (iv) below);

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)	general partnerships under the Civil Code of Japan (Act No. 89 of 1896, as amended) established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of Japan (Act No. 90 of 1998, as amended), or any other similar partnerships under the laws of foreign countries, where either (a) 50% or more of the total contributions are made by exchange non-residents or certain other foreign investors prescribed by the Foreign Exchange Regulations or (b) a majority of the general partners who are delegated to execute the business of such general partnerships, general partners of such limited partnerships or other similar partners of the other similar partnerships are exchange non-residents or certain other foreign investors prescribed by the Foreign Exchange Regulations; or

(v)	corporations or other entities of which a majority of either (i) directors or other officers (including those who have the same degree or more control over such corporations or such other entities as directors or other officers) or (ii) directors or other officers (including those who have the same degree or more control over such corporations or such other entities as directors or other officers) having the power of representation are individuals who are exchange non-residents.

Acquisition of Shares

In general, the acquisition by an exchange non-resident of shares of a Japanese corporation, such as our Ordinary Shares, is not subject to any prior filing requirements. However, in the case where such acquisition constitutes an IDI, the exchange non-resident may be required to file a prior notification (see “Prior Notification Requirements on Inward Direct Investment in Shares of Non-Listed Corporations” below). Also, in the case where an exchange resident transfers shares of a Japanese corporation, such as our Ordinary Shares, for consideration exceeding ¥100 million, to an exchange non-resident, the exchange resident who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the later of (a) the date of the transfer or (b) the date of payment for the transfer, unless (i) the transfer was made through a bank or financial instruments business operator registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA acting as an agent or intermediary or (ii) the transfer constitutes an IDI.

Prior Notification Requirements on Inward Direct Investment in Shares of Corporations Not Listed on a Japanese Stock Exchange

If a foreign investor acquires shares of a Japanese corporation that is not listed on any Japanese stock exchange, such as our Ordinary Shares, such acquisition constitutes an IDI. In general, any foreign investor intending to make an IDI in a Japanese corporation which is (whether itself or any of its subsidiaries or certain related corporations in Japan) engaged in the Designated Business Sectors (in which our business sectors are currently included) must, except where any of certain exemptions applies, file a prior notification of the acquisition with the Ministers.

If such prior notification is filed, the proposed acquisition may not be consummated until 30 days have passed from the date of the filing, although this period may be shortened up to five business days, if the proposed acquisition is determined not to raise concerns from a perspective of national security or certain other factors. On the other hand, if any concerns are recognized in the proposed acquisition from a perspective of national security or certain other factors, the Minister may extend such period up to five months to ensure the time for examination. The Ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted by the acquiring investor, they may order the modification or abandonment of such acquisition.

Acquisition of one or more our Ordinary Shares by a foreign investor from other foreign investor is also subject to similar prior notification requirements. Acquisitions of shares by foreign investors by way of stock split are not subject to the prior notification requirements.

Exemption for Prior Notification Requirements

Under the Foreign Exchange Regulations, in the case of an acquisition of shares, any foreign investors which fall under the definition of foreign financial institutions, or the “Foreign Financial Institutions,” will be exempted from the prior notification requirements without any upper limit on the number of shares to be acquired or held, on condition that they comply with the following exemption conditions, or the “Common Exemption Conditions.”

In general, “Common Exemption Conditions” are set out in the relevant public notice as follows:

(i)	foreign investors or their related persons are not to become directors or corporate auditor and supervisory board members of the investee corporation or its certain related corporation;

(ii)	foreign investors will not propose by themselves or through other shareholders to the general meeting of shareholders certain matters such as the transfer or disposition of the investee corporation’s business activities in the Designated Business Sectors; and

(iii)	foreign investors will not access non-public information about the investee corporation’s or its certain related corporation’s technology in relation to business activities in the Designated Business Sectors.

Under the Foreign Exchange Regulations, any foreign investors (other than the Foreign Financial Institutions), excluding disqualified investors such as those with a record of sanctions for violation of the FEFTA and state-owned enterprises (except those who are accredited by the authorities), or “Eligible Foreign Investors,” will also be exempted from the prior notification requirements without any upper limit on the number of shares or voting rights to be acquired or held, on condition that they comply with the Common Exemption Conditions, unless the investment intended to be conducted by them constitutes an IDI in a Japanese corporation engaging, or a Japanese corporation which subsidiary or certain related corporation is engaging, in certain types of the Designated Business Sectors designated under the Foreign Exchange Regulations and the relevant public notice as being a substantial threat to national security (Core-Gyoshu) (in which our business sectors are currently not included), or the “Core Sectors.” On the other hand, Eligible Foreign Investors who intend to invest in a Japanese corporation engaging, or a Japanese corporation which subsidiary or certain related corporation is engaging, in the Core Sectors will be exempted from the prior notification requirements, on condition that they comply with the following additional exemption conditions, or the “Additional Exemption Conditions,” as well as the Common Exemption Conditions, unless and until such investment results in holdings of 10% or more of the total issued shares or the total voting rights of the relevant Japanese corporation.

In general, “Additional Exemption Conditions” are set out in the relevant public notice as follows:

(i)	regarding business activities in the Core Sectors, foreign investors will not attend or cause their designated persons to attend the board of directors, executive board or other committees of the investee corporation or its certain related corporation that make important decisions on these activities; and

(ii)	regarding business activities in the Core Sectors, foreign investors will not make proposals by themselves or through their designated persons, in written form, to (a) the board of directors, executive board or other committees of the investee corporation or its certain related corporation that make important decisions on these activities or (b) the members of such board or committees, requesting responses and/or actions by certain deadlines.

Consent at General Meeting of Shareholders

In addition to the acquisition of shares mentioned above, if a foreign investor who holds one or more voting rights of a Japanese corporation that engages in the Designated Business Sectors intends to consent, at the general meeting of shareholders, to certain proposals having material influence on the management of such corporation, such as (i) election of such foreign investor or its related persons as directors or audit and supervisory board members of the investee corporation or (ii) transfer or discontinuation of its business activities in the Designated Business Sectors, such consent also constitutes an IDI which generally requires the filing of a prior notification with the Ministers; provided, however, that in the case of proposal (ii), the prior notification is required only where such proposal is made by such foreign investor by itself or through other shareholders. In such cases, the exemptions from the prior notification requirements described in “Exemption for Prior Notification Requirements” above are not available.

Post Investment Reports

Further to the prior notifications, under the Foreign Exchange Regulations, foreign investors conducting IDIs may be required to submit post investment reports to the Ministers within 45 days from the transaction settlement date, once the IDIs for which prior notifications have been filed are actually made, or even if such IDIs are not subject to the prior notification requirements or are exempted from such requirements.

Acquisitions of shares by foreign investors by way of stock split are not subject to the post investment report requirements.

Dividends and Proceeds from Sales of Shares

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of our Ordinary Shares held by exchange non-residents may generally be converted into any foreign currency and repatriated abroad. However, under the Foreign Exchange Regulations, certain procedures may be required for the transfer of funds out of Japan or such transfer of funds may be prohibited, depending on the location of the recipient, the purpose of such fund transfer and other factors.

Acquisition of ADSs, Surrender of ADSs

Regarding the acquisition of ADSs, the Minister of Finance has expressed its view that, provided that it should be judged in accordance with the actual situation on a case-by-case basis, in general, in the case where a Japanese company that is not listed on any Japanese stock exchange, such as us, lists depositary receipts issued by a foreign depository bank backed by the shares of such Japanese corporation on any foreign stock exchange, it is considered that, while such a foreign depositary bank may need to submit a prior notification of IDI upon acquiring the shares, non-residents or foreign corporations that acquire such depositary receipts do not need to submit any prior notification of IDI, because the foreign depositary bank that will acquire the shares of such Japanese corporation is required to submit a prior notification. As such, the depositary has already submitted a prior notification and obtained clearance from the Minister of Finance. However, there is no guarantee that the Minister of Finance will maintain this view in the future.

Foreign investors that intend to surrender the ADSs and thereby acquire the underlying our Ordinary Shares will be required to submit a prior notification to the Ministers.

The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership, and disposition of the ADSs and our Ordinary Shares by consulting their own advisors.

E. Taxation

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on any dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will, in general, be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or the ADSs.

Non-resident holders of our Ordinary Shares or the ADSs who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares or the ADSs, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or the ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks, together with any required forms and documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent is required to submit an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent is required to submit another application form together with certain other documents so that such holder can claim exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of Ordinary Shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Ordinary Shares or the ADSs from another individual as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

●	persons holding our Ordinary Shares or the ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders (defined below) that purchase Ordinary Shares or ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash raised in the IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash raised in the IPO, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Ordinary Shares and the amount of cash raised in the IPO. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash raised in the IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Ordinary Shares from time to time and the amount of cash raised in the IPO) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-284875), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For information about our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

We primarily transact our operating activities in Japanese yen. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. We acknowledge the recent deterioration and volatility of the Japanese yen relative to U.S. dollars, but believe we are relatively insulated from foreign exchange risk, as primarily all of our economical transactions are conducted within Japan and using Japanese yen.

Inflation Risk

Inflationary factors, such as increases in our operating expenses, may adversely affect our results of operations. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, an increase in the rate of inflation in the future may have an adverse effect on our levels of operating expenses as a percentage of revenue if we are unable to increase our prices to keep pace with these increased expenses.

Interest Rate Risk

As of March 31, 2025, we had cash and cash equivalents that consisted of bank deposits. We did not have investment or other interest-earning instruments that carry a high degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one share (or a right to receive one share) deposited with MUFG Bank, as custodian for the depositary in Japan. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the “deposited securities”. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Holders or persons depositing or withdrawing shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled, must pay:	For:

$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the deposit agreement terminates or in relation to a change in the number of shares represented by ADSs

$.10 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Fees assessed from time to time, but not exceeding $.10 (or less) per ADS during any calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed $.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it retains for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You are responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333- 284875), which was declared effective by the SEC on June 30, 2025(the “Registration Statement”). The Registration Statement related to the IPO of 3,750,000 ADSs at a price to the public of $4.00 per ADS. On July 17, 2025, the ADSs began trading on the Nasdaq Capital Market under the ticker symbol “LAWR.” On July 18, 2025, the Company closed its IPO. D. Boral Capital LLC. acted as a representative of the several underwriters in connection therewith.

We incurred approximately $3,135,986 in expenses in connection with our IPO, which included approximately $1,050,000 in underwriting discounts, approximately $150,000 in non-accountable expense allowance, approximately $250,000 in out-of-pocket accountable expenses paid to or for 864,014underwriters, and approximately $1,685,986 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We received aggregate net proceeds of $11,864,014 from our IPO, after deducting underwriting discounts, non-accountable expense allowance, and other related expenses. As of the date of this annual report, we haven’t used the net proceeds of the IPO.

We still intend to use the proceeds from that offering as disclosed in the Registration Statement.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.

We have identified multiple material weaknesses in our internal control over financial reporting and, as a result, management has concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of March 31, 2024. The material weaknesses identified mainly relate to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the reporting requirements set forth by the SEC to properly address complex technical accounting issues and to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

As a consequence of the material weaknesses, an accounting error was identified in our prior period financial statements as of March 31, 2023, and for the fiscal year then ended, related to revenue recognition of the sales of software, the classification of cost of revenue related to the sales of software, and the classification of restricted cash, causing us to restate our financial statements for such periods. The material weaknesses could also result in other misstatements of our accounts or disclosures, which may result in additional material misstatements in our annual or interim financial statements that would not be prevented or detected.

In addition, during the audit of the financial statements for the fiscal year ended March 31, 2025, we identified an inadequate segregation of duties within key financial reporting processes, including the authorization, recording, and review of transactions as further material weaknesses in our internal control over financial reporting which may result in unauthorized or erroneous transactions to be processed without independent verification or detection.

As of the date of this annual report, the foregoing material weaknesses have not been rectified.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors. The function of our board of corporate auditors and each board member is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three members, each of which satisfies the requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

We have adopted a Charter of Corporate Ethics and Conduct, which is applicable to all of our directors and employees. A copy of such Charter of Corporate Ethics and Conduct is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Grassi & Co., CPAs P.C., our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended March 31
	2025	2024
Audit fees (1)	$296,948	$277,425
Audit-Related fees	-	-
Tax fees	-	-
All other fees	$-	$-
Total	$296,948	$277,425

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our IPO in 2025.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.”

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. Of particular note, the following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of six directors, one of which is considered “independent,” as determined in accordance with the applicable Nasdaq rules.

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of corporate auditors. We have a three-member board of corporate auditors, two of whom are considered “independent,” as determined in accordance with the applicable Nasdaq rules. See “Item 6. Director, Senior Management and Employees—C. Board Practices—Board of Corporate Auditors” for additional information.

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive, directors, and corporate auditors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters.

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices.

●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We adopted a comprehensive information security policy that established internal rules regarding information asset management, including authorization for, and access to, digital storage and physical premise storing information, infrastructure operation and management, and software development management and vendor selection security procedures. The policy also established an information security committee responsible for formulating, monitoring, and reviewing our information security measures and relevant guidelines.

In the fiscal year ended March 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems.

Governance

Board Oversight and Management Role

Our board of directors, according to the information security policy, has delegated cybersecurity management to the information security committee. The current committee consists of Mr. Tomoya Suzuki, our director and chief technology officer, serving as the information security manager; Mr. Amit Thakur, our director and chief executive officer, serving as the information security inspector; and Mr. Kanato Asagarasu, our manager. According to the policy, the information security manager monitors relevant cybersecurity threats and trends in personal information protection and timely report them to the information security committee. Our information security inspector shall review this policy’s implementation annually and report his findings to the information security committee. Based on these findings, the committee shall formulate necessary improvement plans. In the event of a cybersecurity incident, Mr. Hidetoshi Yokoyama, our representative director, assumes the top leadership role, and Mr. Tomoya Suzuki acts as an incident response manager.

Regardless of the policy, we have always used our best efforts to maintain appropriate service agreements with our third-party software vendors and cloud service providers to maintain the uninterrupted use of our products and services and protect customers’ data. We also endeavor to ensure through these agreements that the cloud services are sufficiently isolated, and the data are securely stored with necessary encryptions. Our chief technology officer and head of management are responsible for monitoring the execution of these agreements.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

2.1	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

2.3*	Description of the rights of each class of securities registered

4.1	Outsourcing Agreement between ASC Certified Consultant Corporation and Robot Consulting Co., Ltd. dated October 25, 2022 (English translation) (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.2	Advertising Consignment Agreement between ASC Certified Consultant Corporation and Robot Consulting Co., Ltd. dated October 22, 2022 (English translation) (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.3	Master System Development Consignment Agreement between Brand Cloud Inc and Robot Consulting Co., Ltd. dated December 25, 2022 (English translation) (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.4	Outsourcing Agreement between Kizashi Inc. and Robot Consulting Co., Ltd. dated September 1, 2022 (For the subsidy application support for our corporate customers’ clients) (English translation) (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.5	Outsourcing Agreement between Kizashi Inc. and Robot Consulting Co., Ltd. dated July 26, 2022 (For subsidy application support for our clients purchasing our products) (English translation) (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.6	Product Development Agreement between CJK Group, Inc. and Robot Consulting Co., Ltd. dated July 19, 2023 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.7	Agency Agreement between Nac Co., Ltd. and Robot Consulting Co., Ltd. dated November 30, 2022 and the Memorandum Concerning the Agency Agreement dated March 14, 2023 (English translation) (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.8	Master Business Consignment Agreement between Robot Consulting Co., Ltd. and Argyle Inc., dated May 26, 2022 (English translation) (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.9	Form of Labor Robot Software Licensing Agreement (English translation) (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on June 16, 2025)

4.10	Form of E-Learning Licensing Agreement (English translation) (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.11	Consulting and Services Agreement between Robot Consulting Co., Ltd. and Spirit Advisors, LLC dated April 24, 2023 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.12	Common Stock Purchase Warrant between Robot Consulting Co., Ltd. and Spirit Advisors, LLC dated August 29, 2023 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.13	WisdomBase Cloud Service Application Form between the Robot Consulting Co., Ltd. and ShareWis Co., Ltd. dated June 11, 2024 (English translation) (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on June 16, 2025)

4.14	Side Letter Agreement between Robot Consulting Co., Ltd. and Spirit Advisors LLC dated December 18, 2024 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.15	E-learning Licensing Agreement between Robot Consulting Co., Ltd. and Enechita Co., Ltd., dated August 30, 2024 (English translation) (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.16*	E-learning Licensing Agreement between Robot Consulting Co., Ltd. and Bran Co., Ltd., dated July 1, 2025 (English translation)

11.1	Code of Corporate Ethics and Conduct of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

11.2*	Insider Trading Policy of the Registrant

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed with this annual report on Form 20-F

** Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROBOT CONSULTING CO., LTD.

	By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman
(Principal Executive Officer)

Date August 14, 2025

ROBOT CONSULTING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Robot Consulting Co., Ltd.

Tokyo, Japan

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Robot Consulting Co., Ltd. (the “Company”) as of March 31, 2025 and 2024, and the related statements of operations, stockholder’s equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Robot Consulting Co., Ltd, will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s operating losses and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions, and management’s plans regarding those matters, are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1, the accompanying financial statements reflect retrospective application of the reverse stock split.

Grassi & Co., CPAs, P.C.

We have served as the Company’s auditor since 2023.

Jericho, New York

August 14, 2025

ROBOT CONSULTING CO., LTD.

BALANCE SHEETS

As of March 31, 2025 and 2024

(Yen in thousands, except share data)

	March 31,
	2025	2024

ASSETS
Current Assets:
Cash and cash equivalents	¥112,012	¥471,648
Accounts receivable, net	21,412	84,424
Related party receivable	—	9,304
Deferred offering costs	131,035	67,470
Prepaid expenses and other current assets	13,041	76,538
Total Current Assets	277,500	709,384
Non-current Assets:
Restricted cash	19,470	19,470
Property and equipment, net	6,946	1,929
Operating lease right-of-use assets, net	880	6,778
Intangible assets, net	7,104	1,962
Investments - Non-current	134	134
Other assets	1,938	3,888
Total Assets	¥313,972	¥743,545

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Trade accounts payable	¥113,962	¥368,883
Other payable	58,150	64,765
Accrued expenses	1,614	936
Deferred revenue - Current	351,937	130,824
Current portion of operating lease liabilities	402	6,523
Total Current Liabilities	526,065	571,931
Non-current Liabilities:
Non-current operating lease liabilities	479	255
Deferred revenue - Non-current	412,996	268,589
Other liabilities	25,817	19,470
Total Liabilities	965,357	860,245
Commitments and contingencies (Note 10)
SHAREHOLDERS’ DEFICIT:
Ordinary share, JPY1.7 par value - 168,000,000 shares authorized as of March 31, 2025 and 2024; 42,210,000 shares issued and outstanding as of March 31, 2025 and 2024	70,350	70,350
Additional paid-in capital	1,060,750	1,060,750
Accumulated deficit	(1,782,485)	(1,247,800)
Total Shareholders’ Deficit	(651,385)	(116,700)
Total Liabilities & Shareholders’ Deficit	¥313,972	¥743,545

The accompanying notes are an integral part of the financial statements.

ROBOT CONSULTING CO., LTD.

STATEMENTS OF OPERATIONS

For the Fiscal Years Ended March 31, 2025, 2024 and 2023

(Yen in thousands, except share and per share data)

	For the Fiscal Years Ended March 31,
	2025	2024	2023

Revenue	¥675,561	¥693,104	¥83,597
Cost of revenue	3,936	19,848	70,622
Gross profit	671,625	673,256	12,975
Operating expenses:
Research and development	86,158	103,440	138,322
Selling, General and Administrative Expenses	1,119,641	1,221,614	342,670
Total operating expenses	1,205,799	1,325,054	480,992
Loss from operations	(534,174)	(651,798)	(468,017)
Other income (expenses), net	(511)	(10,168)	(10,591)
Interest expenses	—	—	(25)
Loss before income taxes	(534,685)	(661,966)	(478,633)
Provision for income taxes	—	—	—
Net Loss	¥(534,685)	¥(661,966)	¥(478,633)
Net loss per share attributable to shareholders, basic and diluted	¥(12.7)	¥(16.1)	¥(12.3)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted	42,210,000	41,127,797	38,882,926

The accompanying notes are an integral part of the financial statements.

ROBOT CONSULTING CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Fiscal Years Ended March 31, 2025, 2024, and 2023

(Yen in thousands, except share data)

	Share Class		Additional			Total Shareholders’
	Ordinary Share		Paid-In	Subscription	Accumulated	Equity
	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balance, March 31, 2022	38,682,000	¥64,470	¥392,530	¥(47,162)	¥(107,201)	¥302,637
Sale of ordinary shares	1,830,000	3,050	332,450	—	—	335,500
Cash receipt for subscription receivable	—	—	—	17,328	—	17,328
Net loss	—	—	—	—	(478,633)	(478,633)
Balance, March 31, 2023	40,512,000	67,520	724,980	(29,834)	(585,834)	176,832
Sale of ordinary shares	1,698,000	2,830	335,770	—	—	338,600
Cash receipt for subscription receivable	—	—	—	29,834	—	29,834
Net loss	—	—	—	—	(661,966)	(661,966)
Balance, March 31, 2024	42,210,000	70,350	1,060,750	—	(1,247,800)	(116,700)
Net loss	—	—	—	—	(534,685)	(534,685)
Balance, March 31, 2025	42,210,000	¥70,350	¥1,060,750	¥—	¥(1,782,485)	¥(651,385)

The accompanying notes are an integral part of the financial statements.

ROBOT CONSULTING CO., LTD.

STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended March 31, 2025, 2024, and 2023

(Yen in thousands)

	For the Fiscal Years Ended March 31,
	2025	2024	2023

Cash flows from operating activities:
Net loss	¥(534,685)	¥(661,966)	¥(478,633)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,892	1,832	220
Noncash lease expenses	6,643	6,179	2,968
Loss on disposal of property and equipment	—	—	592
Impairment loss on investments	—	10,000	10,000
Change in allowance for credit losses	(7,044)	—
Accounts receivable	70,056	(2,441)	(81,983)
Related party receivable	9,304	(7,230)	(2,073)
Prepaid expenses and other current assets	63,495	(51,507)	(9,555)
Other Assets	1,950	(2,297)	(594)
Accounts payable and accrued expenses	(260,857)	220,609	189,607
Deferred revenue	365,520	175,942	219,185
Operating lease liabilities	(6,643)	(6,179)	(2,968)
Other liabilities	6,350	—	19,470
Net cash used in operating activities	(283,019)	(317,058)	(133,764)
Cash flows from investing activities:
Purchase of property and equipment	(7,587)	(3,339)	(437)
Purchase of intangible assets	(5,464)	(2,101)	—
Acquisition of investments	—	(10,000)	(10,134)
Proceeds from sales of investment	—	6,552	—
Net cash used in investing activities	(13,051)	(8,888)	(10,571)
Cash flows from financing activities:
Payment for deferred offering costs	(63,566)	(22,015)	(45,454)
Proceeds from stock issuance	—	338,600	335,500
Proceeds received for subscription receivable	—	29,834	17,327
Net cash provided by financing activities	(63,566)	346,419	307,373
Net increase in cash, cash equivalents and restricted cash	(359,636)	20,473	163,038
Cash, cash equivalents and restricted cash at beginning of period	491,118	470,645	307,607
Cash, cash equivalents and restricted cash at end of period	¥131,482	¥491,118	¥470,645

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	¥112,012	¥471,648	¥451,175
Restricted cash	19,470	19,470	19,470
Total cash, cash equivalents and restricted cash	¥131,482	¥491,118	¥470,645

The accompanying notes are an integral part of the financial statements.

ROBOT CONSULTING CO., LTD.

NOTES TO FINANCIAL STATEMENTS

For the Fiscal Years Ended March 31, 2025, 2024 and 2023

(Yen in thousands, except share and per share data)

1. Nature of Operations

Robot Consulting Co., Ltd. (the “Company”) was incorporated on April 17, 2020 in Tokyo, Japan. The Company’s principal product is Labor Robot, a cloud-based software which provides human resource solutions, The Company also provides consulting support services such as e-learning courses relating to digital transformation and software installation services. The Company is committed to researching, developing, and selling artificial intelligence (“AI”) technology.

Stock Split - On January 7, 2025, the Company’s board of directors approved the change in the number of ordinary shares authorized and a sub-division of the ordinary shares issued at a ratio of 1:6, which became effective on January 7, 2025. As a result, the number of shares authorized and issued became 168,000,000 and 42,210,000 shares, respectively, with a par value of JPY1.7 each.

Going concern

The Company had a loss of JPY534,685, JPY661,966 and JPY478,633 for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. This operating loss has resulted in an accumulated deficit of JPY1,782,485 and JPY1,247,800 as of March 31, 2025 and 2024, respectively. These factors, among others, raise substantial doubt regarding the Company’s ability to continue as a going concern for twelve months since issuance date.

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Company’s ordinary shares through other equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts and secure equity and/or debt financing and there are no assurances that the Company will be successful. The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in thousand Japanese yen, (“JPY” or “¥”), the currency of the country in which the Company is incorporated and primarily operates. The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of the financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment, the carrying value of operating lease right-of-use asset, allowance for credit losses on accounts receivable, valuation of stocks, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Revenue Recognition

The Company applies Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 – Identification of the contract with a customer

2 – Identification of the performance obligation in the contract

3 – Determination of the transaction price

4 – Allocation of the transaction price to the performance obligation in the contract

5 – Recognition of revenue when, or as, a performance obligation is satisfied

During the fiscal years ended March 31, 2025 and 2024, the Company generated revenues from sales of software, consulting and support services, advertising services, and outsourcing services.

Revenue is recognized when the control of the promised products or services is transferred by the Company to its customer. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for the products or services delivered. The transaction prices are generally fixed at contract inception. Consumption taxes collected from customers and remitted to government authorities are excluded from revenue and deferred revenue.

At contract inception, the Company assesses the performance obligations, or deliverables, the Company has agreed to provide pursuant to the contract and determines if they are individually distinct or if they should be combined with other performance obligations. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. Performance obligations are combined when an individual performance obligation does not have standalone value to its customer. For example, customers do not have the ability to take possession of the software, Labor Robot, and, as a result, the Company’s contracts for sales of software and hosting service arrangement are typically accounted for as service arrangements with a single performance obligation.

Sales of Software

Revenue from sales of software is primarily comprised of sales of Labor Robot. Revenue is recognized on a straight-line basis over the period of five years as the Company’s performance obligation is satisfied over-time and as control of the promised service is transferred to the customer, commencing when the product key is delivered to the customer.

Consulting and Support Services

Revenue from consulting and support services is recognized when the control of the promised service is transferred by the Company to its customer. Consulting and support services the Company provided during the fiscal years ended March 31, 2025, 2024 and 2023, include the following services. See note 13 for the disaggregation of revenue.

E-learning: The Company provides online training courses to help employees of small and medium-sized businesses learn the latest trends in digital transformation. Revenue is recognized on a straight-line basis over the contract period which is generally one month as the Company’s performance obligation is satisfied over-time, commencing when the access code is delivered to the customer.

E-commerce store set-up service: The Company assists customers in building their e-commerce stores on a metaverse and building e-commerce websites. Revenue is recognized at the point in time when the transfer of control occurs, which is upon completion of set-up service.

Software installation support: The Company helps customers with the installation and initial set-up of the software and provides support services during the contract period. Revenue is recognized on a straight-line basis over the contract period which is generally one year as the Company’s performance obligation is satisfied over-time.

IT system installation subsidy application consulting and support service: The Company provides consulting and support services on IT system installation subsidy application to corporate customers to help them reduce the costs of installing and implementing new IT products. Revenue is recognized at the point in time when the transfer of control occurs, which is when the Company completes submitting applications for IT system installation subsidies to the Ministry of Economy, Trade, and Industry or an entrusted organization. Fees for consulting and support services are only paid if the customer receives the subsidies, and revenue is recognized only if the application is approved.

From time to time, the Company engages subcontractors for developing software and performing services such as applying for IT system installation subsidies and setting up e-commerce website. The Company assesses and records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that the Company is the principal in the performance obligation to provide consulting and support services and gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified vendors, (ii) has the discretion to select the vendors and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by its customers.

Advertising Services

Revenue from advertising services is from advertising the services provided by the Company’s customer, ASC Certified Consultant Corporation (“ASC Consultant”). The Company shows ASC Consultant’s contact information on Labor Robot to promotes ASC Consultant’s grants or subsidies application support services to Labor Robot’s users.

Revenue from advertising services is recognized on a straight-line basis over the contract period as the Company’s performance obligation is satisfied over-time.

Outsourcing Services

Revenue from outsourcing services is from outsourcing the Company’s employees to support the marketing services of its customer, ASC Consultant.

Segment Information

ASC 280, Segment Reporting, establishes standards requiring companies to report in their financial statements information about operating segments, on a basis consistent with the Company’s internal organizational structure, as well as information about geographical areas, business segments, and major customers, to provide details on the Company’s business segments.

The Company operates and manages its business as one operating and reportable segment, focused on sales of software and provision of consulting and support services. The Company’s representative director is considered the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s financial performance and allocates resources on a consolidated basis. As such, the Company has determined that it has one operating and reportable segment in accordance with ASC Topic 280, Segment Reporting as amended by ASU2023-07.

The table below shows the reconciliation between the net loss prepared in accordance with accounting principles generally accepted in Japan (“J GAAP”) and the U.S. GAAP.

	Fiscal Year Ended March 31,
	2025	2024	2023
Net loss - J GAAP	¥(342,201)	¥(264,037)	¥(145,724)
Reconciling items	(192,484)	(397,929)	(332,909)
Net loss - US GAAP	(534,685)	(661,966)	(478,633)

Concentration of Customers and Vendors

For the fiscal year ended March 31, 2025, there were two customers, and for the fiscal year ended March 31, 2024, there was no customer, and for the fiscal year ended March 31, 2023, there was one customer, who accounted for more than 10% of the Company’s total revenue in each period. As of March 31, 2025, there were three customers, and as of March 31, 2024, there were no customers who accounted for more than 10% of the Company’s total accounts receivable as of the end of the respective period.

For the fiscal years ended March 31, 2025 and 2024, there was no vendor, and for the fiscal year ended March 31, 2023, there were two vendors, who individually accounted for more than 10% of the Company’s total purchase. As of March 31, 2025 and 2024, two vendors, who accounted for more than 10% of the Company’s total accounts payable as of the end of each respective period.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with an initial maturity date of three months or less to be cash equivalents. The Company’s restricted cash consists of the earmarked balance related to an ongoing lawsuit with ZESTO Consulting LLC disclosed in Footnote 9.

Accounts Receivable, Net

Accounts receivable primarily consist of the amounts billed and currently due from customers, net of an allowance for credit loss, if recorded. When the Company has an unconditional right to payment, subject only to the passage of time, the right is treated as receivable. The Company’s accounts receivable balances are unsecured, bearing no interest. Fees billed in advance of the related contractual term represent contract liabilities and presented as deferred revenue.

Accounts receivable is subject to collection risk. The Company performs evaluations of its customers’ financial positions and generally extends credit on account, without collateral. The Company determines the need for an allowance for doubtful accounts based on various factors, including the credit quality of the customer, the age of the receivable balance, and current economic conditions.

The Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, effective April 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in enhanced disclosures only.

At each balance sheet date, the Company recognizes an expected allowance for credit losses. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist.

The allowance estimate is derived from a review of the Company’s historical losses on the aging of receivables. This estimate is adjusted for management’s assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes that historical loss information is a reasonable starting point to calculate the expected allowance for credit losses, given that the composition of the Company’s customers has remained constant. The Company recorded JPY203 and JPY 7,246 as the allowance for credit loss for the fiscal years ended March 31, 2025 and 2024, respectively. The Company recorded no allowance for credit loss for the fiscal year ended March 31, 2023. Provisions for the allowance for expected credit losses are recorded in selling, general and administrative expenses in the Statements of Operations.

The Company writes off receivables when there is information indicating that any debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized as income or an offset to credit loss expense in the year of recovery. The amount of receivable that The Company wrote off during the fiscal years ended March 31, 2025 and 2024 was JPY37,690 and nil, respectively.

The amount of receivable included at the beginning of fiscal years ended Mach 31, 2025 and 2024 was JPY84,424 and JPY81,983, respectively.

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly related to an equity financing that is likely to be successfully completed, until such financing is consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the Statements of Operations in the period of determination. As of March 31, 2025 and 2024, deferred offering costs that were capitalized related to the Company’s initial public offering (“IPO”) were JPY131,035 and JPY67,470, respectively. Upon completion of the IPO, the deferred offering costs were reclassified to equity.

Property and Equipment, Net

Property and equipment are recorded at the cost less accumulated depreciation. Depreciation is computed using the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets, as follows:

Property and Equipment	Estimated Useful Life
Fixtures	Shorter of 3 years or lease term
Tooling and equipment	5 years
Computer and other equipment	3 years

Repair and maintenance costs are expensed as incurred. The Company records depreciation expenses in selling, general and administrative expenses in the Statements of Operations.

Intangible assets, Net

Intangible assets consist of the Company’s patents, trademarks, and software. Amortization is computed using the straight-line method, over the estimated useful lives of the assets, which is typically eight years for patents, 10 years for trademarks, and five years for software. Amortization expenses are recorded in selling, general and administrative expenses in the Statements of Operations.

Impairment or Disposal of Long-Lived Assets

Long-lived assets with finite lives include property and equipment, net, software, operating lease right-of-use assets, and Intangible assets, net subject to amortization. Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sales are reported at the lower of cost or fair value less costs to sell. There were no impairments of long-lived assets during the fiscal years ended March 31, 2025, 2024 and 2023.

Leases

Leases are comprised of operating leases for office space. In accordance with the Financial Accounting Standards Board (“FASB”) ASC Topic 842, Leases, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of operating lease liabilities, and non-current operating lease liabilities in the Balance Sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.

For leases with terms greater than 12 months, the Company records an ROU asset and a lease liability representing the present value of future lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, or the Company’s collateralized incremental borrowing rate. The implicit rate within the Company’s leases is generally not determinable and, therefore, the incremental borrowing rate at lease commencement is utilized to determine the present value of lease payments. The Company estimates its incremental borrowing rate based on third-party lender quotes to obtain secured debt in a like currency for a similar asset over a timeframe similar to the term of the lease. For those contracts that include fixed rental payments for both the use of the asset (“lease costs”) as well as for other occupancy or service costs relating to the asset (“non-lease costs”), the Company generally includes both the lease costs and non-lease costs in the measurement of the lease asset and liability.

The Company has elected the “package of practical expedients” and as a result is not required to reassess its prior accounting conclusions regarding lease identification, lease classification and initial direct costs for lease contracts existing as of the transition date. The Company accounts for each lease and any associated non-lease components as a single lease component across all asset classes. Lease expenses for the Company’s operating leases are recognized on a straight-line basis over the lease term except for variable lease costs, which are expensed as incurred.

Investments

In the normal course of business, the Company invests in business partners that support the Company’s underlying business strategy and provide the Company the ability to enter into new markets thereby expanding the reach of the Company’s products and services.

The Company’s investments consist of investments in privately held entities that do not report net asset value (“NAV”) per share. These investments are measured at costs, adjusted for observable price changes and impairments. Gain or loss resulting from price changes and impairments are recognized in other income (expense), net in the Statement of Operations.

Fair Value of Financial Instruments

The Company reports financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with ASC Topic 820 Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The U.S. GAAP established a hierarchy framework to classify the fair value based on the observability of significant inputs to the measurement.

The levels of the fair value hierarchy are as follows:

Level 1: Determined using an unadjusted quoted price in an active market for identical assets or liabilities.

Level 2: Estimated using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: Estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

The fair value of the Company’s investments is determined based on inputs not observable in the market and classified as Level 3 within the fair value hierarchy.

Foreign Currency

The Company uses Japanese yen as its reporting currency. The Company’s functional currency is Japanese yen. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the Company at the balance sheet date foreign exchange rate, and gains and losses resulting from such remeasurement are included in other income (expenses), net in the Statement of Operations. Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period.

Deferred Revenue

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment regardless of whether revenue has been recognized. If revenue has not yet been recognized, then deferred revenue, or contract liability, is recorded. Deferred revenue consists of consideration recorded in advance of performance obligations being delivered and is classified as current or non-current based on the related period in which services are expected to be provided. See note 13 for the roll forward of deferred revenue.

Cost of Revenue

Cost of revenue primarily consists of costs paid to the Company’s vendors and costs paid to its employees related to the Company’s delivery of services.

Research and Development Costs

Research and development (“R&D”) costs consist primarily of fees paid to vendors for research, prototyping and consulting. Most R&D costs are expensed as incurred.

Time and costs incurred between establishment of technological feasibility and the release of software product is not material, and the costs incurred during this period is recorded as R&D costs.

Advertising Costs

Advertising and marketing costs are expensed as incurred and are included in selling, general and administrative expenses in the Statement of Operations. For the fiscal years ended March 31, 2025, 2024 and 2023, these costs were JPY49,559 and JPY55,034 and JPY9,977, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the differences between the financial statement and tax basis of assets, liabilities and net operating loss by using enacted tax rate in effect for the fiscal year in which the differences are expected to reverse. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company files tax returns in the tax jurisdictions of Japan. Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Net Loss per Share

Basic net loss per ordinary share is calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per ordinary share is computed by dividing the net loss by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period determined using the treasury stock method.

Recently Issued Accounting Pronouncements

As an emerging growth company, the Jumpstart Our Business Startups Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to delay adoption of certain new or revised accounting standards. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In November 2024, the FASB issued ASU No. 2024-03 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities to disclose, for interim and annual reporting periods, additional information about certain income statement expense categories. The requirements are effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Entities are permitted to apply either the prospective or retrospective transition methods. The Company is currently evaluating the impact that the adoption of this ASU will have on its financial statements.

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information regarding income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2025 for public business entities and for fiscal years beginning after December 15, 2025 for all other entities. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”). This ASU incorporates certain SEC disclosure requirements into the FASB ASC. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC Topics, enabling users to more easily compare entities subject to the SEC’s existing disclosures with those not previously subject to the requirements, and aligning the requirements in the ASC with the SEC regulations. The ASU has an unusual effective date and transition requirements since it is contingent on future SEC rule making. If the SEC fails to enact the required changes by June 30, 2027, this ASU is not effective for any entities. Early adoption is not permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statements

3. Prepaid expenses and other current assets

As of March 31, 2025, and 2024, prepaid expenses and other current assets include the following components:

	March 31,
	2025	2024
Advance payment	¥—	¥9,561
Prepaid expenses	6,850	28,461
Deposit	2,450	1,850
Consumption taxes paid	3,725	26,459
Others	16	10,207
Total Prepaid expenses and other current assets	¥13,041	¥76,538

4. Property and Equipment, Net

As of March 31, 2025 and 2024, property and equipment consisted of the following:

	March 31,
	2025	2024
Fixtures	¥3,664	¥3,476
Tooling and equipment	337	337
Computer and other equipment	308	127
Vehicle	7,218	-
Total property and equipment	¥11,527	¥3,940
Less: Accumulated depreciation	(4,581)	(2,011)
Total property and equipment, net	¥6,946	¥1,929

The Company recognized depreciation expenses on property and equipment of JPY2,570, JPY1,693 and JPY220 during the fiscal years ended March 31, 2025, 2024 and 2023, respectively. The Company had a write-off of property and equipment of nil, nil and JPY592 during the fiscal years ended March 31, 2025, 2024 and 2023, respectively. The Company records depreciation expenses and loss on disposal of property and equipment in selling, general and administrative expenses and other income (expense), net in the Statements of Operations, respectively.

5. Intangible assets, Net

As of March 31, 2025 and 2024, intangible assets consisted of the following:

	March 31,
	2025	2024
Patents	¥2,101	¥2,101
Trademarks	773	-
Software - WIP	4,691	-
Total intangible assets	7,565	2,101
Less: Accumulated amortization	(461)	(139)
Total intangible assets, net	¥7,104	¥1,962

The Company recognized amortization expenses on intangible assets of JPY322, JPY139 and nil during the fiscal years ended March 31, 2025, 2024 and 2023, respectively. The Company records amortization expenses in selling, general and administrative expenses in the Statements of Operations.

6. Leases

The Company has an operating lease for office space and a printer. As of March 31, 2025 and 2024, the following amounts were recorded on the Balance Sheets relating to the Company’s operating lease.

	March 31,
	2025	2024
Right-of-Use Assets
Operating lease assets	¥880	¥6,778
Lease Liabilities
Operating lease liabilities - Current	¥402	¥6,523
Operating lease liabilities - Non-current	479	255

The following table summarizes the contractual maturities of operating lease liabilities as of March 31, 2025:

2026	¥411
2027	155
2028	155
2029	155
2030	25
Thereafter	-
Total lease payments	901
Less amounts representing interest	(20)
Present value of lease payments	881
Less: current portion	(402)
Non-current lease liabilities	¥479

The following table illustrates information regarding the Company’s operating leases as of and for the fiscal years ended March 31, 2025 and 2024:

	March 31,
	2025	2024
Total operating lease cost	¥6,643	¥6,179
Cash paid for amounts included in the measurement of the operating lease liability	¥6,708	¥6,323
Weighted average remaining lease term (years)	3.0	1.1
Weighted average discount rate	1.48%	1.48%

The Company did not have significant sublease income or variable lease costs for the fiscal years ended March 31, 2025, 2024 and 2023.

7. Investments

The fair value of the Company’s investments is determined based on inputs not observable in the market and classified as Level 3 within the fair value hierarchy.

The following table summarizes the activity in investments during the fiscal years ended March 31, 2025 and 2024:

	March 31,
	2025	2024
Balance, beginning of period	¥134	¥6,686
Additions	—	10,000
Disposals	—	(6,552)
Impairment loss	—	(10,000)
Balance, end of period	¥134	¥134

The Company recognized impairment loss on investments of nil, JPY10,000, and JPY10,000 during the fiscal years ended March 31, 2025, 2024 and 2023, respectively. The Company records impairment loss in other income (expenses), net in the Statements of Operations.

8. Other payables

As of March 31, 2025 and 2024, other payables consisted of the following:

	March 31,
	2025	2024
Outsourcing fees	¥1,584	¥19,085
Professions fees	9,912	1,266
Sales and marketing	4,596	160
Research and development	8,180	7,370
Income tax withholding	3,110	16,423
Compensations	16,070	9,247
Business tax payable	3,919	6,888
Others	10,779	4,326
Total other payables	¥58,150	¥64,765

9. Commitments and Contingencies

Guarantees and Commitments

There were no commitments under certain purchase or guarantee arrangements as of March 31, 2025 and 2024.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended March 31, 2025 and 2024 except for the following.

On May 14, 2023, the Company was served with a complaint by ZESTO Consulting LLC (“ZESTO”) demanding unpaid system development fees of JPY21,770. On December 13, 2024, the Tokyo District Court ruled against the Company, holding the Company liable for unpaid service fees totaling JPY19,470 with interest accruing at a rate of 3%. On December 29, 2024, ZESTO submitted the notice of appeal demanding for the full compensation of the unpaid system development fees and a higher statutory interest rate. The Company has filed an objection to the appeal and, as of the date hereof, is in the process of preparing a supplemental submission to such objection while the proceedings are still pending. It is, therefore, premature to anticipate the case’s outcome. In the fiscal year ended March 31, 2023, the Company recognized the total JPY22,470 related to the lawsuit in research and development costs in the Statements of Operations.

Indemnification

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with third parties. To date, the Company has not paid any material claims or been required to defend any material actions related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

10. Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share:

	For the Fiscal Years Ended March 31
	2025	2024	2023

Basic and Diluted Net Loss Per Ordinary Share:
Net loss attributable	¥(534,685)	¥(661,966)	¥(478,633)
Weighted average ordinary shares outstanding	42,210,000	41,127,797	38,882,926
Basic and diluted net loss per ordinary share	¥(12.7)	¥(16.1)	¥(12.3)

11. Income Taxes

The components of loss before income taxes, by geography, consists of the following:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Japan	¥(534,685)	¥(661,966)	¥(478,633)

During the fiscal years ended March 31, 2025, 2024 and 2023, the Company had no tax expense.

The Company is subject to national and local income taxes in Japan which, in the aggregate, indicate a statutory rate of approximately 30.62% for the fiscal years ended March 31, 2025 and 2024, respectively, and 33.58% for the fiscal year ended March 31, 2023. The statutory tax rate in effect for the year in which the temporary differences are expected to reverse is used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

A reconciliation of income tax expense to the amount of income tax expense (benefit) at the statutory rate in Japan for the fiscal years ended March 31, 2025, 2024 and 2023 is as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Income tax benefit at the statutory rate	¥(163,721)	¥(202,694)	¥(160,725)
Increase (reduction) in taxes resulting from:
Change in valuation allowance	193,402	175,731	175,162
Permanent difference	(19,400)	(6,741)	(15,264)
Unrecognizable loss carryforwards	—	13,083
Non-deductible expenses	6,937	4,548
Rate difference	(16,310)	17,892	729
Inhabitat and business tax	(909)	(1,818)
Other	1	(1)	98
Income tax expense	¥—	¥—	¥—

Significant components of deferred tax assets and liabilities are as follows:

	March 31,
	2025	2024
Deferred tax assets:
Deferred revenue	¥245,701	¥178,054
Net operating loss carryforwards	212,825	107,085
Accrued expenses and reserves	122,403	94,401
Operating lease liabilities	278	2,076
Other	909	2,447
Total deferred tax assets	582,116	384,063
Deferred tax liabilities:
Depreciation and amortization	¥9,725	¥3,278
Operating lease ROU assets	280	2,076
Total deferred tax liabilities	10,005	5,354
Less: Valuation allowance	(572,111)	(378,709)
Net deferred tax assets/(liabilities)	¥—	¥—

The Company has net operating loss carryforwards of JP675,207, JPY349,722 and JPY143,264 as of March 31, 2025, 2024 and 2023, respectively, which expire between 2033 to 2035.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets. Due to the Company’s history of net losses and the difficulty in predicting future results, the Company concluded it was not more likely than not that the deferred tax assets would be utilized. Accordingly, the Company has established a full valuation allowance against net deferred tax assets as of March 31, 2025 and 2024. Significant management judgment is required in determining the Company’s deferred tax assets and liabilities and valuation allowances for purposes of assessing its ability to realize any future benefit from its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, the Company’s valuation allowance.

The net changes in the total valuation allowance for net deferred tax assets for the fiscal years ended March 31, 2025 and 2024 consist of the following:

	For the Fiscal Years Ended March 31,
	2025	2024
Valuation allowance at beginning of year	¥378,709	¥202,978
Additions (deductions)	193,402	175,731
Valuation allowance at end of year	¥572,111	¥378,709

For the fiscal years ended March 31, 2025, 2024 and 2023, the Company had no uncertain tax positions anticipated to significantly increase or decrease within 12 months.

Interest and penalties related to income tax matters are recognized as a component of selling, general and administrative expenses in the Statements of Operations, if applicable. The Company did not have any interest or penalties associated with any uncertain tax benefits that had been accrued or recognized as of and for the fiscal years ended March 31, 2025, 2024 and 2023.

The Company files national and local income tax returns within Japan. As of the reporting date, the Company is not currently, or has it been, under income tax examination, but it may be subject to examination in the future. The tax authorities could perform tax examination on years as early as the tax year ended March 31, 2025.

12. Shareholders’ Equity (Deficit)

Ordinary Shares

As of March 31, 2025, the Company has 168,000,000 ordinary shares authorized. Each holder of ordinary shares shall be entitled to one vote for each share held as of the record date and shall be entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the Board of Directors. The total ordinary shares issued and outstanding as of March 31, 2025 and 2024 was 42,210,000 shares.

13. Revenue

Disaggregation of Revenue

The tables below reflect revenue by major source, timing of transfer of goods and services, and geographical markets for the fiscal years ended March 31, 2025, 2024 and 2023:

	For the Fiscal Years Ended March 31,
	2025	2024	2023

Sales of Software	¥150,971	¥75,125	¥15,481
Consulting and Support Services	524,590	617,979	12,156
Advertising Services	—	—	39,960
Outsourcing Services	—	—	16,000
Total	¥675,561	¥693,104	¥83,597

During the fiscal year ended March 31, 2025, revenue from consulting and support services was generated from the provision of e-learning and software installation support services. During the fiscal year ended March 31, 2024, revenue from consulting and support services was generated from the provision of e-learning, e-commerce store set-up services, and software installation support services, while during the fiscal year ended March 31, 2023, revenue from consulting and support services was generated from the provision of IT system installation subsidy application consulting and support services.

	For the Fiscal Years Ended March 31,
	2025	2024	2023

Timing of transfer of goods and services
Point in time	-	336,031	12,156
Over time	675,561	357,073	71,441
Total	¥675,561	¥693,104	¥83,597

	For the Fiscal Years Ended March 31,
	2025	2024	2023

Geographical markets
Japan	675,561	693,104	83,597
Total	¥675,561	¥693,104	¥83,597

The following table summarizes the activity in deferred revenue during the fiscal years ended March 31, 2025 and 2024.

	For the Fiscal Years Ended March 31,
	2025	2024
Deferred revenue, beginning of period	¥399,413	¥223,471
Deferred revenue, end of period	764,933	399,413

Revenue recognized in the period from amounts included in deferred revenue at the beginning of period	93,870	55,172

Changes in deferred revenue are primarily due to the timing of revenue recognition and cash collections. As of March 31, 2025 and 2024, deferred revenue represents the Company’s remaining performance obligations to provide software, e-learning and software installation support services for which consideration has been received.

As of March 31, 2025, JPY764,933 of revenue is expected to be recognized from remaining performance obligations for customer contracts. The Company expects to recognize revenue on JPY130,824 of these remaining performance obligations over the next 12 months, with the remaining balance to be recognized thereafter.

14. Cost of revenue

Disaggregation of Cost of revenue

The table reflects cost of revenue by major source for the fiscal years ended March 31, 2025, 2024 and 2023:

	Fiscal Year Ended March 31,
	2025	2024	2023

Sales of Software	¥1,057	¥4,072	¥370
Consulting and Support Services	2,879	15,776	62,315
Advertising Services	—	—	—
Outsourcing Services	—	—	7,937
Total	¥3,936	¥19,848	¥70,622

For the fiscal year ended March 31, 2024, cost of revenue from consulting and support services mainly relates to the personnel costs to provide e-learning and software installation support services. For the fiscal year ended March 31, 2024, cost of revenue from consulting and support services mainly relates to the personnel costs and costs paid to the Company’s vendors to set up e-commerce site. For the fiscal year ended March 31, 2023, cost of revenue from consulting and support services mainly relates to the costs paid to the vendor who provide IT system installation subsidy application services.

15. Stock-based Compensation

On February 6, 2024, the Company’s Board of Directors approved the issuance of the stock options. On February 7, 2024, stock options to purchase in aggregate of 226,800,000 ordinary shares at an exercise price of JPY0.2 per ordinary share were granted to the Company’s directors, employees and consultants. The options vest upon the successful completion of IPO, which is a performance condition. The options are exercisable only after February 7, 2026 and have a contractual term of eight years. Achievement of the IPO-based performance condition of stock options is not deemed to be probable until such event occurs. Therefore, no stock options vest, are expected to vest, or are exercisable prior to the Company’s IPO. Accordingly, the Company recognizes no stock-based compensation expense prior to the IPO.

The fair value of the stock options as of the grant date was JPY0.07 and was estimated using the Black-Scholes option-pricing model. The following table summarizes the significant assumptions used to estimate the fair value of the stock options.

Expected term	3 years
Expected volatility	44.67%
Expected dividend rate	—%
Risk-free rate	2.00%

As of March 31, 2025, there was a total of JPY16,367 unrecognized compensation expenses related to unvested stock options.

As of March 31, 2025 and March 31, 2024, the Company had 226,800 nonvested stock options with weighted-average grant-date fair value of JPY72 per option.

16. Consulting Agreement

On April 24, 2023, the Company entered into a consulting and services agreement with Spirit Advisors, LLC. (“Spirit Advisors”) pursuant to which it agreed to compensate Spirit Advisors with cash consideration of US$320,000 and common share purchase warrants (the “Spirit Warrants”) in exchange for professional services to be provided by Spirit Advisors in connection with its IPO. Spirit Advisors may exercise the Spirit Warrants to purchase 3% of the issued and outstanding ordinary shares as of the date of the Spirit Warrants’ issuance, which will be automatically adjusted to 3% of the fully diluted number of ordinary shares on the date the Company completes the IPO. The exercise price per share is US$0.01, subject to adjustment as provided in the Spirit Warrants. The warrants are only exercisable upon the successful completion of the IPO. The Spirit Warrants will be substituted in kind with the stock acquisition rights.

As of December 18, 2024, pursuant to the side letter agreement between the Company and Spirit Advisors, the Spirit Warrants were cancelled due to structural limitations specific to the Company’s shareholder framework and internal procedures.

17. Related Party

The related parties that had material balances and transactions as of and for the fiscal years ended March 31, 2025 and 2024 consist of the following:

Name of Related Party	Nature of Relationship on March 31, 2025
Hidetoshi Yokoyama	Representative director, Chairman, and the former Chief Executive Officer of the Company
Clustar, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer
Samulion Factory, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer

The Company had the following related party transactions as of and for the fiscal years ended March 31, 2025 and 2024:

		March 31,
		2025	2024
Related party receivable
Hidetoshi Yokoyama	For payment made on behalf by the Company	¥—	¥9,304

		Fiscal year ended March 31,
		2025	2024	2023
Selling, General and Administrative Expenses with related parties
Clustar, Inc.	Advertising expenses	¥—	¥2,190	¥—
Samulion Factory, Inc.	Provision of consulting services	—	9,786	2,036

18. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through August 14, 2025, the date the financial statements were available for issuance. Management has determined that, except as disclosed below, no significant events or transactions have occurred subsequent to the balance sheet date that require both recognition and disclosure in the financial statements.

On April 4, 2025, the Company renewed its operating lease agreement for the office space in Tokyo, Japan. The lease term is two years, commencing on April 15, 2025, with base monthly rent of JPY592. Under the provisions of ASC 842, the Company expects to recognize ROU asset and corresponding lease liabilities of JPY13,993 on the commencement date.

On May 26, 2025, the Company executed a loan agreement with Mr. Hidetoshi Yokoyama for the principal amount of JPY46,618 from Mr. Yokoyama during the period of May 26, 2025 to July 16, 2025. The loan is unsecured, has an interest rate of 0.9% per annum, and is due for repayment by July 31, 2025. Proceeds of the loan were used for working capital and other general corporate purposes The outstanding balance was fully repaid at the end of July 2025.

On July 18, 2025, the Company completed its IPO of 3,750,000 ordinary shares, each represented by one American depositary share, at an IPO price of $4.0 per share. The net proceeds to the Company from the IPO, after deducting underwriting discounts and other offering expenses payable by the Company, were $13,370.

In connection with the IPO, certain previously granted stock options that had a performance condition tied to the IPO became fully vested. As a result, the Company recognized stock-based compensation expense in the period subsequent to the balance sheet date but prior to issuance of theses financial statements.

