Form 20-F/A
period 2025-03-31
Robot Consulting Co., Ltd.
filed 2025-08-26
CIK 2007599

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

Robot Consulting Co., Ltd. (the “Company,” “we,” “us,” or “our”) is filing this Amendment No. 1 to Form 20-F (this “Amendment No. 1”) to amend its Annual Report on Form 20-F for the fiscal year ended March 31, 2025 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission on August 15, 2025 (the “Original Filing Date”). This Amendment No. 1 is being filed at the request of our auditor to include the inadvertently omitted conformed signature of Grassi & Co., CPAs, P.C., our Independent Registered Public Accounting Firm, in the “Report of Independent Registered Public Accounting Firm” (the “Audit Report”) on page F-2 of the Form 20-F. A manually signed version of the Audit Report was received by the Company from Grassi & Co., CPAs, P.C. prior to the original filing. There are no other changes to the Audit Report or to the Form 20-F.

The consolidated financial statements and notes to the consolidated financial statements remain the same as the previously filed Form 20-F. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment No. 1.

Except for the changes expressly described above, this Amendment No. 1 continues to present information as of the Original Filing Date and does not amend, supplement, or update any information contained in the Form 20-F to give effect to any subsequent events. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements or disclosure contained in the Form 20-F are true and complete as of any date subsequent to the Original Filing Date, except as expressly noted above. Accordingly, this Amendment No. 1 should be read in conjunction with the Form 20-F.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

2.1	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

2.3*	Description of the rights of each class of securities registered

4.1	Outsourcing Agreement between ASC Certified Consultant Corporation and Robot Consulting Co., Ltd. dated October 25, 2022 (English translation) (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.2	Advertising Consignment Agreement between ASC Certified Consultant Corporation and Robot Consulting Co., Ltd. dated October 22, 2022 (English translation) (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.3	Master System Development Consignment Agreement between Brand Cloud Inc and Robot Consulting Co., Ltd. dated December 25, 2022 (English translation) (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.4	Outsourcing Agreement between Kizashi Inc. and Robot Consulting Co., Ltd. dated September 1, 2022 (For the subsidy application support for our corporate customers’ clients) (English translation) (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.5	Outsourcing Agreement between Kizashi Inc. and Robot Consulting Co., Ltd. dated July 26, 2022 (For subsidy application support for our clients purchasing our products) (English translation) (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.6	Product Development Agreement between CJK Group, Inc. and Robot Consulting Co., Ltd. dated July 19, 2023 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

1

4.7	Agency Agreement between Nac Co., Ltd. and Robot Consulting Co., Ltd. dated November 30, 2022 and the Memorandum Concerning the Agency Agreement dated March 14, 2023 (English translation) (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.8	Master Business Consignment Agreement between Robot Consulting Co., Ltd. and Argyle Inc., dated May 26, 2022 (English translation) (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.9	Form of Labor Robot Software Licensing Agreement (English translation) (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on June 16, 2025)

4.10	Form of E-Learning Licensing Agreement (English translation) (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.11	Consulting and Services Agreement between Robot Consulting Co., Ltd. and Spirit Advisors, LLC dated April 24, 2023 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.12	Common Stock Purchase Warrant between Robot Consulting Co., Ltd. and Spirit Advisors, LLC dated August 29, 2023 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.13	WisdomBase Cloud Service Application Form between the Robot Consulting Co., Ltd. and ShareWis Co., Ltd. dated June 11, 2024 (English translation) (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on June 16, 2025)

4.14	Side Letter Agreement between Robot Consulting Co., Ltd. and Spirit Advisors LLC dated December 18, 2024 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.15	E-learning Licensing Agreement between Robot Consulting Co., Ltd. and Enechita Co., Ltd., dated August 30, 2024 (English translation) (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.16*	E-learning Licensing Agreement between Robot Consulting Co., Ltd. and Bran Co., Ltd., dated July 1, 2025 (English translation)

11.1	Code of Corporate Ethics and Conduct of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

11.2*	Insider Trading Policy of the Registrant

12.1**	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed with the annual report on Form 20-F on August 15, 2025

** Furnished with this annual report on Form 20-F

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROBOT CONSULTING CO., LTD.

	By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman
(Principal Executive Officer)

Date August 26, 2025

3

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

/s/ Grassi & Co., CPAs, P.C.

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

