Form 20-F
period 2026-03-31
Robot Consulting Co., Ltd.
filed 2026-07-31
CIK 2007599

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Le Gratteciel Building 2, 6th Floor

5-22-6 Shimbashi, Minato Ward

Tokyo, 105-0004, Japan

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,960,000 ordinary shares as of March 31, 2026

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares, each of which represents one Common Share (defined below);

●	“AI” are to artificial intelligence;

●	“Certified Consultant” are to a certified social insurance and labor consultant (Shakai Hoken Roumu Shi, or Sharoushi), an expert in personnel and labor management who, once he or she passed the national examination, is qualified to provide consultation, guidance, and other services relating to employment, social insurance, and labor laws and regulations in Japan, as well as labor dispute resolutions, pursuant to the Certified Social Insurance and Labor Consultant Act (Act No. 89 of 1968, as amended);

●	“Certified Consultant Corporation” are to a special corporation, similar to an unlimited partnership under the Commercial Code of Japan, whose members are limited to Certified Consultants who are jointly and severally liable to third parties;

●	“CJK Group” are to CJK Group Inc., an Arizona corporation which provides legal outsourcing services in the U.S. and Japan;

●	“Digitalization & AI Implementation Subsidy,” are to the Digitalization & AI Implementation Subsidy (Digitaruka AI Donyu Hojokin) provided by METI (defined below), which term was formerly referred to as the “IT system installation subsidy” in previous filings of the Company;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“JPY” or “¥” are to Japanese yen, the legal currency of Japan;

●	“LLM” are to large language model;

●	“METI” are to the Ministry of Economy, Trade, and Industry of Japan;

●	“metaverse” or “Metaverse” are to a highly immersive virtual environment where participating users may gather to interact with one another regardless of physical location;

●	“MHLW” are to the Ministry of Health, Labor, and Welfare of Japan;

●	“Ordinary Shares” are to the ordinary shares of Robot Consulting;

●	“Robot Consulting” are to Robot Consulting Co., Ltd., a joint-stock corporation (kabushiki kaisha) with limited liability organized under Japanese law;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Robot Consulting and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2026, 2025, and 2024. Our functional currency and reporting currency is JPY. Convenience translations included in this annual report of JPY into U.S. dollars have been made at the exchange rate of JPY159.08 = $1.00, which was the foreign exchange rate on March 31, 2026, as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on April 6, 2026. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

On February 5, 2024, our shareholders approved a 1,000-for-1 share split of its issued and outstanding Ordinary Shares. In connection with the share split, the total number of outstanding Ordinary Shares on such date increased from 7,035 to 7,035,000.

On December 19, 2024, the Company’s board of directors approved (i) a 6-for-1 share split of its issued and outstanding Ordinary Shares, and (ii) the increase of the number of authorized shares from 28,000,000 to 168,000,000. In connection with the share split, the total number of outstanding Ordinary Shares on such date increased from 7,035,000 to 42,210,000. Such share split and increase of the number of authorized shares became effective on January 7, 2025.

Unless otherwise indicated, all share amounts and per share amounts in this annual report have been presented to give effect to (i) the 1,000-for-1 share split of our Ordinary Shares which became effective on February 5, 2024, (ii) the increase of the number of authorized shares from 28,000,000 to 168,000,000, which became effective on January 7, 2025, and (iii) the 6-for-1 share split of our Ordinary Shares, which became effective on January 7, 2025.

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

We had a loss of JPY1,489,414 thousand (approximately $9.4 million), JPY534,685 thousand, and JPY661,966 thousand for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. This operating loss has resulted in an accumulated deficit of JPY3,271,899 thousand (approximately $20.6 million), JPY1,782,485 thousand, and JPY1,247,800 thousand as of March 31, 2026, 2025, and 2024, respectively. These factors raise substantial doubt regarding our ability to continue as a going concern.

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

We have only been in operation since 2020 and, therefore, have limited operating history with respect to each of our principal products. We commenced selling our Labor Robot in September 2022. The number of Labor Robot users grew to 483 users as of March 31, 2024, and to 536 users as of March 31, 2025, with 53 new users added during the fiscal year ended March 31, 2025. The number of Labor Robot users further grew to 715 as of March 31, 2026, with 179 new users added during the fiscal year ended March 31, 2026. While a significant part of our revenue for the last three fiscal years derived from the sales of Labor Robot and consulting and support services, for the fiscal year ending March 31, 2027, we plan to promote Robot Lawyer as our principal product. Our future success will require us to further expand our customer and user base and scale up the sales of Labor Robot, e-learning services, software installation services, and our new products. Our business model and ability to attract more customers are unproven. To address the risks, we must, among other things, continue to (i) expand our sales and distribution channel, (ii) maintain and further develop business relationships with our existing and potential customers, and (iii) improve public relations and brand awareness and enhance customer loyalty. We cannot assure you that we will be successful in addressing such risks. Although we have experienced revenue growth, given that we discontinued products and services which had significantly generated revenues during the last three fiscal years, we cannot assure you that our revenue will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses, and challenges that we will face as an early-stage company seeking to sell new products in a volatile and challenging market.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The markets for human resource and financial management platforms, AI legal consultation chat service providers, bill payment and invoice management service providers, business-to-business e-learning, and other digital transformation-related consulting services for small and medium-sized businesses in Japan are highly competitive, with relatively low barriers to entry. Our primary competitors in the Japanese market for Labor Robot are Yayoi Co., Ltd. (“Yayoi”) and freee K.K. (“freee”), well-established providers of human resource and financial management platforms, which have long-standing relationships with many customers. Other competitors include Jobcan, operated by Donuts Co., Ltd. and SmartHR. Inc. Prospective customers may be hesitant to adopt a cloud-based platform such as ours and may prefer to upgrade the more familiar applications offered by these vendors that are deployed on their premises. For other services, our competitors include WriteUp Co., Ltd., a company listed on the Tokyo Stock Exchange, which similarly offers products and services, including AI-related e-learning courses and grant and subsidy application support for small and medium-sized businesses. For Robot Lawyer, our most direct domestic competitor is Bengo4.com, Inc. (TYO:6027), which offers a consumer-oriented AI legal consultation chat service leveraging over 1.25 million consultation records accumulated on its “Minna no Houso Soudan” platform. In addition, the legal office portal, “Bennaví,” provides an AI chatbot as a consultation channel, and for general-purpose AI applications such as ChatGPT. Such entities serve as de facto competitors, as consumers may use them to seek initial legal guidance at no cost. For Billing Robot, our primary direct competitor in the bill payment service provider (“BPSP”) sector includes Shiharai.com, a service jointly provided by UPSIDER Inc. and Credit Saison Co., Ltd. Invoice Card Payment by GMO, a B2B invoice card payment service provided by GMO Payment Gateway, Inc., is another established provider of such services with whom we may compete. See “Item 4. Information on the Company—B. Business Overview—Competition” for more details.

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

We may also face competition from large national and overseas cloud-based accounting platform service providers that have also started to enter into the Japanese market, such as QuickBooks, and from a variety of vendors of cloud-based and on premises software applications that address only a portion of one of our applications. In addition, other companies that provide cloud-based applications in different target markets, such as Salesforce.com and NetSuite, may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal applications. With the introduction of new technologies and market entrants, we expect this competition to intensify in the future.

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

We have recently experienced a period of rapid growth in the number of users for Labor Robot. In particular, since the launch of Labor Robot in September 2022, our user base increased from zero to 261 as of March 31, 2023, and further to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. The number of Labor Robot users further grew to 536 as of March 31, 2025, with 53 new users added during the fiscal year ended March 31, 2025. The number of Labor Robot users grew to 715 as of March 31, 2026, with 179 new users added during the fiscal year ended March 31, 2026.We anticipate that we will significantly expand our operations and headcount in the near term. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty or delays in deploying customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

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

If we are not able to provide successful enhancements, new features and modifications to our products and services, our business could be adversely affected.

If we are unable to provide enhancements and new features to our current products and services, or new products and services we may develop in the future that achieve market acceptance or that keep pace with rapid technological developments, our business could be adversely affected. For example, we are focused on building a platform into which we will incorporate Robot Lawyer by the end of the fiscal year ending March 31, 2027. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Expansion into the legal technology business in Japan through “Robot Lawyer.”“. The success of enhancements, new features and products depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or products. Failure in this regard may significantly impair our revenue growth. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, uncertainties about the trends in digital transformation, AI, and the metaverse, the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our products and services to operate effectively with future digital transformation trends, network platforms or technologies could reduce the demand for our products and services, result in user dissatisfaction and adversely affect our business.

If our security measures are breached or unauthorized access to user data is otherwise obtained, our products may be perceived as not being secure, customers may reduce the use of or stop using our products and services and we may incur significant liabilities.

Labor Robot and e-learning service involve the storage and transmission of customers’ proprietary information, including personal or identifying information regarding their employees, customers and suppliers, as well as their finance and payroll data. Billing Robot also stores customers’ personal information, such as their names, contact information, and dates of birth. In addition, Robot Lawyer handles personally identifiable information of users consulting with Robot Lawyer, such as consultation details in a form of chat messages. As a result, unauthorized access or security breaches could result in the loss of information, litigation, indemnity obligations and other liability. On May 10, 2024, we adopted a comprehensive information security policy that established internal rules regarding information asset management, including authorization for, and access to, digital storage and physical premise storing information, infrastructure operation and management, and software development management and vendor selection security procedures. The policy also established an information security committee responsible for formulating, monitoring, and reviewing our information security measures and relevant guidelines. The current committee consists of Mr. Tomoya Suzuki, our director and chief technology officer, serving as the information security manager; Mr. Amit Thakur, our director and chief executive officer, serving as the information security inspector; and Mr. Kanato Asagarasu, our manager. According to the policy, the information security manager monitors relevant cybersecurity threats and trends in personal information protection and timely report them to the information security committee. Our information security inspector shall review this policy’s implementation annually and report his findings to the information security committee. Based on these findings, the committee shall formulate necessary improvement plans. In the event of a cybersecurity incident, Mr. Hidetoshi Yokoyama, our representative director, assumes the top leadership role, and Mr. Tomoya Suzuki acts as an incident response manager. Regardless of the policy, we have always used our best efforts to maintain appropriate service agreements with our third-party software vendors and cloud service providers to maintain the uninterrupted use of our products and services and protect customers’ data. We also endeavor to ensure through these agreements that the cloud services are sufficiently isolated, and the data are securely stored with necessary encryptions. Our chief technology officer and head of management are responsible for monitoring the execution of these agreements.

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

We host our products and services, including Labor Robot, Lawyer Robot, Billing Robot, and serve all of their users by using Amazon Web Services (“AWS”), whose data center is located in the region called AWS Tokyo Region, which region includes Tokyo and Chiba. We also host our e-learning services with ShareWis Co., Ltd., a Japanese corporation providing e-learning service (“ShareWis”). While we control and have access to our files and data that are located in AWS, we do not control the operation of these facilities. Since the cloud server is located at our cloud storage service provider’s facilities, we fully rely on the provider’s service support to maintain the server and its infrastructure, including cybersecurity protection and recovery resulting from server failure. The server performance may also temporarily deteriorate since hosting infrastructure is also employed to serve the significant number of our cloud storage service provider’s users. Our cloud storage service provider has no obligation to renew a cloud storage service agreement with us on commercially reasonable terms, or at all. If we are unable to renew the agreement on commercially reasonable terms, or if our cloud storage service provider is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

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

During the fiscal years ended March 31, 2026, 2025 and 2024, we spent 0.0%, 8.7% and 8.7% of our supply cost to outsource the software development of our products and services to third-party vendors, respectively. As we train our focus on legal technology and metaverse-related business, we are building our research and development team and hiring more engineers. Nevertheless, our team is still small, and we might need to incur substantial costs to develop additional features in Labor Robot or to develop new products or services. When negotiating development outsourcing agreements, we might be unable to have our software development vendors transfer the intellectual property rights to us. We may need to obtain licenses from such vendors, which may restrict the use of software and prevent us from further developing new intellectual properties based on the existing software. Moreover, if we are unsuccessful in obtaining the intellectual property rights to such software, we may not be able to prevent such software from being made available to our competitors. These restrictions and limitations may affect our ability to rapidly introduce new features in our products, and therefore could adversely affect the competitiveness of our products and services.

We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks.

As of the date of this annual report, we have incorporated certain AI technologies into some of our products and services. Specifically, we have used LLM’s application programming interfaces, or APIs, connecting Robot Lawyer with multiple LLMs to avoid dependence on any single LLM. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies— Expansion into metaverse business in Japan through ‘Robot Lawyer,’” and “Item 4. Information on the Company—B. Business Overview—Research and Development.” We also invested in the development of Junior Lawyer X by CJK Group, where CJK Group employs AI technology in designing Junior Lawyer X. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies— Collaboration with CJK Group to launch ‘Junior Lawyer X’ in the U.S. market.”

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

In addition, regulation of AI is rapidly evolving worldwide, as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. For example, Japan enacted the Act on Promotion of Research and Development, and Utilization of Artificial Intelligence-related Technology (Act No. 53 of June 4, 2025), which establishes a basic framework for promoting the research and development and utilization of AI-related technology, including basic principles, responsibilities of the national and local governments, research and development institutions, and business operators utilizing AI-related technology, and the establishment of the AI Strategy Headquarters. In addition, in May 2024, the Japanese government embarked on drafting bills to regulate large AI developers. On April 10, 2024, Ministry of Economy, Trade, and Industry and Ministry of Internal Affairs and Communications published AI Guidelines for Business version 1.0 by compiling existing AI guidelines released by these two ministries. The guidelines were subsequently updated to version 1.2 in March 2026. In July 2025, President Trump announced an “AI Action Plan” through three executive orders. The plan mandates “truth-seeking” and “ideological neutrality” for federal use of large language models, requiring all procurement contracts to comply by November 20, 2025. The AI Action Plan streamlines federal permitting for high-power data centers by overriding environmental reviews and encourages financing and fast-tracking of AI infrastructure. A third order promotes global exports of the U.S. “AI technology stack,” including chips, models, and security tools. The Office of Management and Budget (OMB) implemented this order through memos M-25-21 and M-25-22, embedding AI governance across federal systems and requiring transparency in public AI use cases, while prioritizing domestic AI suppliers under “buy American” provisions. On June 2, 2026, President Trump signed another executive order titled “Promoting Advanced Artificial Intelligence Innovation and Securities,” including measures to address emerging cybersecurity risks presented by advanced AI models, by directing the Secretaries of the Treasury, War, and Homeland Securities and relevant components thereof to develop (i) a classified benchmarking process to assess the advanced cyber capabilities of AI models and determine the threshold at which they should be designated a “covered frontier model” for the purposes of the order, and (ii) a voluntary framework for AI developers to (x) engage with the federal government to determine whether models meet the threshold for designation, and (y) grant agencies access to covered frontier models for 30 days prior to release to wider audiences.

Since these regulatory frameworks rapidly evolve, we may become subject to new laws and regulations, either in Japan or in the United States, which may affect the legality, profitability, or sustainability of our businesses, and we may be unable to predict all the legal, operational, or technological risks that may arise relating to the use of AI. The failure to comply with recommended guidelines, as updated from time to time, such as the AI Guidelines for Business, may also negatively affect our reputation. Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all the legal, operational, or technological risks that may arise relating to the use of AI. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure.

We have employed third-party generative AI features in Robot Lawyer. We may also employ other AI technologies in our current or new products in the future. Our ability to continue to use such technologies at the scale we need may be dependent on access to such specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI technologies become incompatible with our solutions, become unavailable for use, or the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our products and services may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from such affected provider.

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

Some aspects of our products and services may use or be developed by employing open-source software and open-weight AI technology, and our use of open-source software and/or open-weight AI technology could negatively affect our business, results of operations, financial condition, and prospects.

We use open-source software as foundations for developing our products and services. We have also run certain open-weight LLMs, such as Llama released by Meta, so we can test and develop Robot Lawyer. Open weight models are AI systems whose trained parameters are publicly released, allowing users to run, fine-tune, and deploy them. However, unlike open-source software, open-weight models do not include the full training code, original datasets, or detailed training methodology. We may also incorporate more open-source software or open-weight AI technology in our future products and services, which may expose us to various risks.

We will rely on contributions from a community of external developers to maintain and update these technologies, which introduces uncertainty regarding their availability and development timeline. Any discontinuation or delay in updates could force us to seek alternative solutions, increasing our costs and potentially disrupting our operations. Additionally, compliance with the complex landscape of open-source licenses is challenging. Some open licenses include restrictions that do not readily conform to open-source standards, such as “open-weight” models which include more restrictive terms for certain uses or users, thereby creating uncertainty and risk on our reliance on such software or models. Non-compliance could lead to significant legal penalties or the requirement to release our proprietary code, undermining our competitive advantage.

Use and distribution of open-source software may also entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Accordingly, we can provide no assurance that the authors of such open-source software will implement or publish updates to address security risks or will not abandon further development and maintenance. In addition, the public availability of such software may make it easier for others to compromise our technology. For example, open-source software and open-weight AI technologies may also pose security and reliability concerns, as they are more susceptible to exploitation due to their public nature. Security vulnerabilities or bugs could compromise the integrity of our products, resulting in reputational harm, loss of customer trust, and financial damage. Many of the risks associated with the use of open-source software cannot be eliminated, and could, if not properly addressed, negatively affect our business, our intellectual property, and the security of our systems, products, and services. To the extent that our systems depend upon the successful operation of the open-source software they use, any undetected errors or defects in such open-source software could prevent the deployment or impair the functionality of our systems or applications, delay the introduction of new solutions, result in a failure of our systems, products or services, and injure our reputation.

Open-source software may not always align with regulatory requirements in different jurisdictions, potentially exposing us to legal and compliance risks. Ensuring that the use of open-source software and open-weight AI technology complies with applicable laws and regulations adds complexity and could incur additional costs. Furthermore, we may face the risk of intellectual property infringement claims, which could lead to costly legal battles and operational disruptions. Open-source license terms are often ambiguous and there is little legal precedent governing their interpretation. Accordingly, there is a risk that these licenses could be construed in a way that could impose unanticipated obligations, conditions, or restrictions regarding our ability to provide or distribute our products and technologies. Companies that incorporate open-source software into their products have, in the past, faced claims seeking enforcement of open-source license provisions and claims asserting ownership of open-source software incorporated into their product. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software or claiming non-compliance with the terms and conditions of an open-source license, and we could incur significant legal costs defending ourselves against such allegations. If we were held to have breached or to have failed to fully comply with such terms and conditions, we could face infringement claims or other liability, or could be required to seek costly licenses from third parties to continue providing our technology on terms that are not economically feasible, to re-engineer our system, or to make generally available, in source code form our proprietary code, any of which could adversely affect our business, financial condition, and operating results.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our products and services and could adversely affect our business.

Labor Robot enables users to collect, use and store personal or identifying information regarding their employees, customers and suppliers. We also collect, store, and maintain names and e-mail addresses of the employees enrolling in our e-learning courses, as required to issue and maintain their e-learning accounts. Billing Robot also stores customers’ personal information, such as their names, contact information, and dates of birth. In addition, Robot Lawyer handles personally identifiable information of users consulting with Robot Lawyer, such as consultation details in a form of chat messages. Japanese government bodies and agencies have adopted laws and regulations regarding the collection, use, storage and disclosure of personal information obtained from consumers and individuals. Currently, the Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. See “Item 4. Information on the Company—B. Business Overview—Regulations.” The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our products and services and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Furthermore, privacy concerns may cause employees of Labor Robot’s users or our e-learning customers to resist providing the personal data necessary to allow the customers to use our products and services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our products and services in certain industries.

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

Changes in policies regarding grants and subsidies made by the Japanese government and the use of Certified Consultants may significantly affect the profitability of our products, including Labor Robot and Billing Robot.

We regard the support for applications for grants and subsidies provided by the Japanese government as an important part of our products and services and marketing strategy. For example, Labor Robot’s features include grant application support with MHLW and connecting users with Certified Consultants who help them apply for grants. See “Item 4. Information on the Company—B. Business Overview—Our Business Model—Sales of Software—Labor Robot—(1) Grant and subsidy application support.” Additionally, to lessen the actual expenses incurred by prospective customers of Labor Robot, the add-on features of Billing Robot, or our consulting and support services, we help them apply for the Digitalization & AI Implementation Subsidy provided by METI, which subsidizes costs for software licenses, cloud service fees of no more than two years, and costs relating to installation. See “Item 4. Information on the Company—B. Business Overview—Our Marketing Channel.” Hence, changes in policies regarding grants and subsidies may cause our product to be significantly less competitive than those of our competitors. Although we are now trying to diversify our new businesses, the development might not be completed in time to mitigate losses resulting from the policy changes, which could adversely impact our financial condition and operating results.

The unsuccessful application for the Digitalization & AI Implementation Subsidy or grants may significantly affect the profitability of our products and services, including Labor Robot.

Among the grants and subsidies provided by the Japanese government, Digitalization & AI Implementation Subsidy is a key part in our marketing strategy. For example, to lessen the actual expenses incurred by our prospective Labor Robot and Billing Robot users, we help them apply for the Digitalization & AI Implementation Subsidy provided by METI. However, if the application is unsuccessful, our customers have an option to choose whether they will proceed with or cancel the purchase. See “Item 4. Information on the Company—B. Business Overview—Our Marketing Channel.” During the fiscal year ended March 31, 2023, we also separately provided Digitalization & AI Implementation Subsidy application consulting and support services for corporate customers, where we only charged the contingency fee equal to a percentage of the subsidies actually paid by METI. See “Item 4. Information on the Company—B. Business Overviews—Our Business Model—Consulting and Support Services—(1) Digitalization & AI Implementation Subsidy Application Consulting and Support Services.” During the fiscal years ended March 31, 2026, 2025, and 2024, our successful application rates of the Digitalization & AI Implementation Subsidy were 73.5%, 91.0%, and 96.3%, respectively. For e-learning customers, we also provide support for their grant applications with MHLW. If the grant application is successful, the e-learning customers will be subsidized at 75% of the e-learning cost, in case of the small and medium-sized businesses. The grant is generally awarded in the full amount by MHLW if the customers meet the requirements. See “Item 4. Information on the Company—B. Business Overview—Our Marketing Channel.”

Nevertheless, there is also a possibility that we will not obtain the price of Labor Robot or the consulting and support services if the applications were unsuccessful, and it may detrimentally affect our revenues and operating results. There is no guarantee that we will be able to maintain or increase the current success rate for the Digitalization & AI Implementation Subsidy or grant applications. Additionally, in the event that METI or MHLW reviews applications in a more stringent manner or imposes additional requirements for the applications, METI or MHLW may decide to provide subsidies or grants for our submitted applications in lesser amounts than applied for or not at all, which could materially and adversely affect our revenue generated from sales of Labor Robot and other consulting and support services, which could subsequently impact our business operations, results of operations and financial condition.

During the fiscal year ended March 31, 2026, we outsourced 69.9% of applications for the Digitalization & AI Implementation Subsidy to Kizashi Inc. (“Kizashi”), Apricot Inc. (“Apricot”), and Senkou Co., Ltd. (“Senkou”) to help our customers apply for the subsidies. See “Item 4. Information on the Company—B. Business Overview—Our Business Model—Sales of Software—Labor Robot—(1) Grant and subsidy application support—Subsidy Application” and “Item 4. Information on the Company—B. Business Overview—Our Business Model—Consulting and Support Service—(1) Digitalization & AI Implementation Subsidy Application Consulting and Support Services.” While we started handling the application for the Digitalization & AI Implementation Subsidy internally during the fiscal year ended March 31, 2026, if these two vendors fail to maintain their successful application rate, our businesses and operating results may be significantly impacted.

A significant portion of our total revenue was derived from a few major customers. A high concentration of our revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

While we did not have any customer that accounted for more than 10% of our revenue in the fiscal year ended March 31, 2026 and 2024, we had two customers that accounted for more than 10% of our revenue in the fiscal years ended March 31, 2025, respectively. See “Item 4. Information on the Company—B. Business Overview—Our Customers.” Nevertheless, having few major customers may make us vulnerable to the risk of financial impact if we are unable to secure new revenue-generating customer contracts in the future. The major customer may not continue using our services in the future, because it (i) may not need such services; (ii) may not have the budget for purchasing these services; (iii) may choose to purchase these services from our competitors instead of us; or (iv) may determine not to use our services for other reasons. A high concentration of revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Customers of Labor Robot, Robot Lawyer, Biling Robot, and our consulting and support services depend on our support team to resolve technical issues relating to services rendered. We may be unable to respond quickly enough to accommodate short-term increases in user demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased user demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to effectively sell Labor Robot and other services to customers and other future products to existing and prospective customers, and may adversely impact our business, operating results and financial position.

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

Our primary products and services, such as Labor Robot, Robot Lawyer, Billing Robot, and e-learning services, are internet-based and complex, and may contain material defects or errors. Any defects in functionality or that cause interruptions in the availability of our service could result in:

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

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that customers, including Labor Robot’s users, regard as significant. Furthermore, the availability or performance of our products could be adversely affected by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic for our services. Despite the disclaimer in licensing agreements and/or terms and services applicable to Labor Robot, Robot Lawyer, Billing Robot, and e-learning services, providing that we shall not be liable for damages resulting from the use of these products and services, we may nonetheless be determined to be liable to customers for damages they may incur resulting from certain of these events. For example, customers access our products through their internet service providers. If a service provider fails to provide sufficient capacity to support our products or otherwise experiences service outages, such failure could interrupt customers’ access to our products, adversely affect their perception of our products’ reliability and reduce our revenues. In addition to potential liability, if we experience interruptions in the availability of Labor Robot or other services, our reputation could be adversely affected, and customers may not purchase any other products of ours.

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

During the fiscal years ended March 31, 2023 and 2024, the Company issued 296,000 and 576,000 Ordinary Shares (or 1,776,000 Ordinary Shares and 3,456,000 Ordinary Shares, respectively, after taking into account the 1-for-6 share split effective as of January 7, 2025) in private transactions for aggregate gross proceeds of approximately JPY325.6 million and JPY348.5 million, respectively. The Company achieved positive working capital of $980 thousand as of March 31, 2024, as a result of these fundraising activities through the issuance of new Ordinary Shares. We believe that our current cash and anticipated cash flow from operations, plus a portion of the net proceeds from the Company’s initial public offering that closed on July 18, 2025 (the “IPO”) together with other equity and debt financings as, when and if necessary and available, will be sufficient to meet our anticipated cash needs for the next 12 months, including for working capital and capital expenditures. However, future expansion, market changes, or other developments may cause us to require additional funds. Our ability to obtain external financing is subject to a number of uncertainties, including:

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

We are currently operating in a period of economic uncertainty and capital markets disruption, significantly impacted by geopolitical instability due to the ongoing military conflict involving Iran, military actions in the Middle East, and the war in Ukraine. Our business, financial condition, and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from these conflicts or any other geopolitical tensions.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations including Japan against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Such geopolitical instability may further exacerbate volatility in global energy prices, increasing our facility operating costs, including utilities and event hosting expenses, and contributing to broader economic fluctuations in Japan. If Japan becomes actively involved in these conflicts or extends support to any involved parties, it could face sanctions and penalties by the United States, the European Union, and other countries. While our business has not been materially impacted by these geopolitical events as of the date of this annual report, the extent to which our operations or those of our business partners will be affected in the future, or the ways in which the conflicts may impact our business, including sanctions and penalties, is unpredictable. The extent and duration of the military actions, sanctions, and resulting market disruptions could be substantial. Any such disruptions may also amplify the impact of other risks described in this annual report.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our directors and an executive officer. See “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transactions.” We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests. Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

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

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. On March 24, 2026, certain plaintiffs filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County (the “New York Court”), requesting judicial intervention. We have not yet been formally served with the summons and complaint filed in the action. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for additional information. The Company’s involvement in securities litigation could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

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

We have identified multiple material weaknesses in our internal control over financial reporting and, as a result, management has concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of March 31, 2026. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified as of the date of this annual report relate to (i) insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements; (ii) inadequate segregation of duties in the authorization, recording, and review of transactions; and (iii) deficiencies in our financial closing, reconciliation, and review procedures. Moreover, during the audit of the financial statements for the fiscal year ended March 31, 2025, we identified an inadequate segregation of duties within key financial reporting processes, including the authorization, recording, and review of transactions as material weaknesses in our internal control over financial reporting which may result in unauthorized or erroneous transactions to be processed without independent verification or detection. During the audit for the fiscal year ended March 31, 2026, numerous material post-closing adjustments were also required. As of the date of this annual report, the foregoing material weaknesses have not been rectified. The material weaknesses in our internal control over financial reporting could also result in other misstatements of our accounts or disclosures, which may result in additional material misstatements in our annual or interim financial statements that would not be prevented or detected.

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

In addition to the enumerated criteria for continued listing, Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities on Nasdaq. Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or to suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. On June 3, 2026, the SEC approved Nasdaq Rule IM-5101-4, which specifies how Nasdaq will utilize its authority under Nasdaq Listing Rule 5101 to delist securities where (i) the securities exhibit trading activity that is indicative of potential manipulation; (ii) the SEC has implemented a temporary trading suspension of such securities pursuant to Section 12(k) of the Exchange Act (a “Section 12(k) suspension”) with respect to such securities; and (iii) Nasdaq determines that delisting such securities is necessary to protect investors. Under this Rule IM-5101-4, Nasdaq may exercise this authority on a case-by-case basis, and in applying its discretion Nasdaq will consider all relevant facts and circumstances. Nasdaq may exercise its authority under Rule IM-5101-4 even where the potential manipulation appears to be driven by third parties with no known connection to the company. If Nasdaq makes a determination to delist securities pursuant to its authority under Rule IM-5101-4, a company may seek a review of such determination pursuant to Nasdaq Listing Rule 5815. However, as Rule IM-5101-4 is newly implemented, the criteria pursuant to which an appeal may succeed remain uncertain as of the date of this annual report.

On October 22, 2025, we received from the SEC an order of Section 12(k) suspension, suspending trading in the ADSs for the period from 4:00 a.m. EDT on October 23, 2025, through 11:59 p.m. EDT on November 5, 2025. On November 6, 2025, Nasdaq announced that trading in the ADSs was halted for additional information requested from us. Since October 29, 2025, we have received multiple information requests from Nasdaq for certain information and documents, and we have timely submitted written responses thereto with supporting documents to Nasdaq. As of the date of this annual report, we have not received any further follow-up requests from Nasdaq and continue to closely monitor the situation. As of the date of this annual report, the trading in ADSs remains suspended. While we remain fully committed to cooperating with Nasdaq, the SEC, and all relevant regulatory authorities to address any outstanding matters in a transparent and timely manner, we cannot guarantee when the trading of our ADSs will resume. The details of the foregoing notice are described in the reports of foreign private issuer on Form 6-K filed with the SEC on October 28, 2025 and November 6, 2025 (File No. 001-42740), which are incorporated by reference herein.

In addition to Rule IM-5101-4, on July 22, 2026, the SEC approved Nasdaq’s new continued listing requirement requiring all companies listed on the Nasdaq Global Market or Nasdaq Capital Market to maintain a minimum market value of listed securities of US$5 million. Under this new rule, if a company’s market value of listed securities falls below this threshold for 30 consecutive trading days, Nasdaq may immediately suspend trading and initiate delisting proceedings without affording the company a compliance cure period. This rule is, therefore, in addition to Nasdaq’s existing continued listing requirements, which include the maintenance of a minimum bid price, number of holders of publicly held shares, and shareholders’ equity, among others. If the market value of our Ordinary Shares, as represented by ADSs, were to fall below the $5 million threshold or we otherwise fail to satisfy Nasdaq’s continued listing standards, we could face delisting proceedings on an accelerated basis. We cannot assure you that we will be able to maintain compliance with Nasdaq’s continued listing standards, particularly in light of our trading volume, market capitalization, public float and other qualitative factors. If we are unable to maintain our Nasdaq listing, we may be forced to trade on an over-the-counter market, which may be less liquid and more volatile and could impair investors’ ability to buy or sell our ADSs. The loss of our Nasdaq listing could also reduce our visibility and credibility in the market and adversely affect our ability to access capital through future equity financings.

If the ADSs are delisted from Nasdaq, we could face significant consequences, including:

●	limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

On October 22, 2025, we received from the SEC an order of Section 12(k) suspension, suspending trading in the ADSs for the period from 4:00 a.m. EDT on October 23, 2025, through 11:59 p.m. EDT on November 5, 2025. On November 6, 2025, Nasdaq announced that trading in the ADSs was halted for additional information requested from us. Since October 29, 2025, we have received multiple information requests from Nasdaq for certain information and documents, and we have timely submitted written responses thereto with supporting documents to Nasdaq. As of the date of this annual report, we have not received any further follow-up requests from Nasdaq and continue to closely monitor the situation. As of the date of this annual report, the trading of the Company’s ADSs remains suspended. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Trading Market—If we cannot continue to satisfy listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.”

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

(1)	Represents 11,358,000 Ordinary Shares held by 39 shareholders of our Company, each of which holds less than 5% of our Ordinary Shares, as of the date of this annual report.

Corporate Information

Our headquarters are located at Le Gratteciel Building 2, 6th Floor, 5-22-6 Shimbashi, Minato Ward, Tokyo, 105-0004, Japan and our phone number is +81 3-6280-5477. Our website address is https://robotconsulting.net/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report or the registration statement of which it forms a part. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Overview

We are a platform service provider focusing on human resource solutions with an intention to expand into legal technology. We primarily sell certain software related to digital transformation and legal technology and provide consulting and support services relating to digital transformation to small and medium-sized businesses.

Regarding our sales of software, our current major product is “Labor Robot,” a cloud-based human resource management system launched in September 2022. Labor Robot helps users track employee attendance and sales orders and journalize accounting items. Additionally, we provide the information relating to grant applications with MHLW, which will provide grants to small and medium-sized businesses to enhance their working conditions and employee welfare. Labor Robot also facilitates users in evaluating the types of grants they may be eligible for. In addition, we connect users interested in applying for grants with Certified Consultants. In addition to grant applications, we also support users who want to apply for a subsidy with METI for the Digitalization & AI Implementation Subsidy by connecting users interested in applying for a subsidy with our partners specializing in subsidy applications.

The number of Labor Robot users grew to 261 users as of March 31, 2023, and to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. The number of Labor Robot users grew further to 536 as of March 31, 2025, with 53 new users added during the fiscal year ended March 31, 2025. The number of Labor Robot users grew to 715 as of March 31, 2026, with 179 new users added during the fiscal year ended March 31, 2026. Labor Robot users are the users of Labor Robot who directly purchase Labor Robot from us and the users who purchase it from Nac Co., Ltd. (“Nac”), a Japanese conglomerate that operates a water server business, sells and rental dust control products, provides architectural consulting, and manufactures and sells beauty product manufacturing. Nac is the largest distributor contributing to the increased numbers of Labor Robot users during the fiscal year ended March 31, 2024. See “—Our Marketing Channel” for details.

During the fiscal year ended March 31, 2026, we launched two additional software products, Robot Lawyer and Billing Robot. Robot Lawyer is designed to optimize the process by which individuals and small business users may determine to seek legal services by providing such users with preliminary legal consultation resources, particularly with respect to defamation, employment disputes, divorce, traffic accidents, inheritance, and debt settlement. While we earned some immaterial revenue when providing trial services during Robot Lawyer’s development, we are currently providing this service for free of charge. During this fiscal year ending March 31, 2027, we plan to offer Robot Lawyer for free, while we endeavor to grow the user base. In addition to Robot Lawyer, we launched Billing Robot, a cloud-based B2B billing and payment solution specifically designed for small businesses to improve their cash flow flexibility and operational efficiency. The primary source of revenue generated by Billing Robot received by us is derived from (i) a one-time software licensing fee that ranges from JPY1 million to JPY3 million from each client that wishes to use the add-on features of Billing Robot, and (ii) service fees received from Infurcion Inc. (“Infcurion”), pursuant to the partnership agreement between Infcurion and us, in which we agreed to make referrals of potential business customers who may which to use Infcurion’s invoice payment service. See “—Our Business Model—Sales of Software—Billing Robot” for details.

In addition to sales of software, we also provide consulting and support services relating to digital transformation to small and medium-sized businesses. During the fiscal year ended March 31, 2026, our services included (i) e-learning services, (ii) software installation services, and (iii) Digitalization & AI Implementation Subsidy application consulting and support services. During the fiscal year ended March 31, 2025, our services included (i) e-learning services, and (ii) software installation services. During the fiscal year ended March 31, 2024, our services included (i) e-learning services, (ii) e-commerce store set-up services, and (iii) software installation services. We ceased providing the Digitalization & AI Implementation Subsidy application consulting and support services in the fiscal year ended March 31, 2024 and e-commerce store set-up services in the fiscal year ended March 31, 2025, in order to focus our efforts on the expansion of sales of our Labor Robot and such subsidy application and support services in the fiscal year ended March 31, 2026. A determination as to whether we will resume, continue, or cease to provide certain services in the future may be subject to change.

During the fiscal years ended March 31, 2026, 2025, and 2024, our total revenue was JPY611,708 thousand (approximately $3,845 thousand), JPY675,561 thousand, and JPY693,104 thousand, respectively. Our revenue streams include (i) sales of software, (ii) provision of consulting and support services, and (ii) others, which was derived from the service fee received from Infcurion. The revenue from the sales of software during the fiscal years ended March 31, 2026, 2025 and 2024 was JPY294,528 thousand (approximately $1,851 thousand), JPY150,971 thousand, and JPY75,125 thousand, constituting 48.1%, 22.3%, and 10.8% of our total revenue of such fiscal year, respectively. The revenue from the provision of consulting and support services during the fiscal years ended March 31, 2026, 2025, and 2024 was JPY315,291 thousand (approximately $1,982 thousand), JPY524,590 thousand, and JPY617,979 thousand, constituting 51.5%, 77.7% and 89.2% of our total revenue of such fiscal years, respectively. The revenue from others during the fiscal year ended March 31, 2026 was JPY1,889 thousand (approximately $12 thousand), constituting 0.3% of the total revenue.

Our Competitive Strengths

Growing a labor management platform for small and medium-sized enterprises

We are a platform service provider focusing on human resource solutions seeking to expand into legal technology and the metaverse. We launched Labor Robot, a cloud-based human resource management system, in September 2022, and the number of Labor Robot users grew significantly from zero user to 261 users in the fiscal year ended March 31, 2023, representing a CAGR of 261%, and to 483 cumulative users for the fiscal year ended March 31, 2024, representing a CAGR of 85%. From April 1, 2024 to March 31, 2025, the number of cumulative users grew from 483 to 536, representing a CAGR of 11.0%. From April 1, 2025 to March 31, 2026, the number of cumulative users grew from 536 to 715, representing a CAGR of 33.4%.

Strong and expansive connection with distribution agents and effective marketing strategy

As of March 31, 2026, we worked with 294 distribution agents who help us identify and attract potential small and medium-sized businesses for our products and services. We carefully select our distribution agents based on their expertise and ability to secure sales channels with small and medium-sized businesses in specific industries. We tend to hire agents who commit to organizing seminars to approach small and medium-sized companies in their respective geographical regions. To expand our business at this incubation stage, we encourage and support potential customers in applying for a Digitalization & AI Implementation Subsidy with the METI. If successful, the METI will award such potential users a subsidy in an amount equal to up to two-thirds of the contract price. As a result, the subsidy will effectively reduce the costs the customer has to incur to install Labor Robot and the add-on features of our Billing Robot or use our services. We believe that this subsidy application support will encourage more users to select and use our services. See “—Our Marketing Channel.”

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

Our Growth Strategies

Continue to approach prospective customers through seminars held by our distributor agents

As a marketing strategy for our products and services, we plan to continue approaching small and medium-sized businesses, particularly those not located in metropolitan areas. To approach these prospective customers effectively, we plan to continuously expand and leverage our distributor network. We believe that seminars serve as an effective promotional strategy, and we will continue encouraging our distributors to hold such seminars to approach prospective customers.

Collaboration with CJK Group to launch “Junior Lawyer X” in the U.S. market

We also plan to expand into the U.S. legal technology market. As our first step, in July 2023, we entered into a product development agreement with CJK Group, the U.S. and Japan-based legal outsourcing service provider. Specifically, we agreed to invest in CJK Group’s development of Junior Lawyer X, a tool that will seek to automate certain manually intensive legal tasks, i.e., U.S. e-discovery process, conducted by lawyers in the U.S. We paid CJK Group a fee equal to $300,000 and the development process is now complete. In return, we will benefit from a profit-sharing arrangement once the product is ready for commercialization. The terms of the profit-sharing arrangement provide that we are entitled to 50% of all gross revenue earned from sales, license, distribution, or other exploitation of Junior Lawyer X in perpetuity, and all legal title, claim, interest, goodwill, and/or other rights in or to any intellectual property and work products shall remain the sole and exclusive property of CJK Group. See “—Our Suppliers.” CJK Group also employs AI technology in Junior Lawyer X, including third-party AI technology, and such incorporation may present operational and reputational risks, including the risk of being unable to appropriately respond to evolving regulatory frameworks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.” The joint development with CJK Group has been on hold since the suspension of trading of the ADSs. See “Item 4. Information of the Company—A. History and Development of the Company—Corporate History” and “Item 3. Key Information—D. Risk Factors—Risks Relating to the Trading Market—If we cannot continue to satisfy listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.” Our policy regarding the expansion into the U.S. legal market will be determined again after the conclusion of the trading suspension.

Expansion into the legal technology business in Japan through “Robot Lawyer”

In December 2025, we launched Robot Lawyer (Robot Bengoshi). Robot Lawyer is designed to optimize the process by which individuals and small business users may determine to seek legal services by providing such users with preliminary legal consultation resources, particularly with respect to defamation, employment disputes, divorce, traffic accidents, inheritance, and debt settlement. The platform has employed a third-party generative AI chatbot, which we have trained to provide empathetic and appropriate responses to users for the foregoing purposes. See “—Our Business Model—Sales of Software—Robot Lawyer” for more details.

The inclusion of third-party generative AI technologies may present operational and reputational risks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.”

Going forward, we intend to pursue a two-sided channel strategy to expand the use of Robot Lawyer. On the consumer side, we plan to build our own legal-focused media platform and embed Robot Lawyer on this platform and use it as Robot Lawyer’s marketing channel. We also plan to integrate Robot Lawyer with LINE, which is one of Japan’s widely used communication platforms. On the professional side, we plan to deploy an “Intake Robot” based on the developed Robot Lawyer. Intake Robot is an AI solution that is designed to help conduct structured client hearings and deliver organized intake sheets to attorneys, which program will be marketed initially to target law firms.

As of the date of this annual report, we are building and testing the platform into which we will incorporate Robot Lawyer. We also have commenced approaching small and medium law firms interested in Intake Robot and have agreed with a certain law firm to do a test run of Intake Robot at such law firm in September 2026. We intend to improve Intake Robot’s features based on the testing results and feedback we receive. We plan to complete the development of the platform into which we will incorporate Robot Lawyer and Intake Robot by the end of the fiscal year ending March 31, 2027.

Our Business Model

We currently generate revenue from the following principal sources:

●	Sales of Software: We develop human resource management and legal technology-related software for customers. Our main products include (i)Labor Robot, (ii) Robot Lawyer, and (iii) Billing Robot.
●	Consulting and Support Services: during the latest three fiscal years, we provided (i) Digitalization & AI Implementation Subsidy application consulting and support services, (ii) e-learning services, (iii) e-commerce store set-up services, and (iv) software installation services.
●	Other: We earn service fees from Infurcion, pursuant to the partnership agreement between Infcurion and us related to Billing Robot. See “—Sales of Software—Billing Robot” for more information.

The following tables present our revenue for the fiscal years ended March 31, 2026, 2025 and 2024. See also “Item 5. Operation and Financial Review and Prospects—A. Operating Results.”

	JPY in thousands
	For the Fiscal Years Ended March 31,
	2026	2025	2024

Sales of Software	294,528	150,971	75,125
Consulting and Support Services	315,291	524,590	617,979
Other	1,889	—	—
Total	611,708	675,561	693,104

Sales of Software

Labor Robot

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

Subsidy Applications

Currently, we provide support for the application of two subsidies; namely, the Business Reconstruction Subsidy (Jigyo Sai-kouchiku Hojokin) and the Digitalization & AI Implementation Subsidy (Digitaruka AI Donyu Hojokin), both provided by METI. We particularly focus on these two subsidies to support small and medium-sized businesses in kick-starting their metaverse operations. Since 2021, METI has granted the Business Reconstruction Subsidy to small and medium-sized enterprises as well as sole business proprietors to reconstruct their businesses affected by the COVID-19 pandemic. Depending on the type and situation of each customer, we apply for the subsidy using the Industrial Structure Transformation Framework (Sangyo Kouzou Tenkan Waku) and the Growth Framework (Seijo Waku).

Additionally, users planning to launch a store in the metaverse could apply for a Digitalization & AI Implementation Subsidy through the framework supporting the installation of an invoice system (Invoice Waku, the “Invoice Framework”). Under this category, costs for a software license, cloud service fees of no more than two years, and costs relating to installation may be subsidized: (i) for no more than three-fourths of the total cost, if such cost is no more than JPY500 thousand; and (ii) for no more than two-thirds of the total cost, if such cost is between JPY500 thousand to JPY3,500 thousand.

During the fiscal year ended March 31, 2026, we partnered with Kizashi, Apricot, and Senkou to help our users apply for the subsidies, while we also started handling the application internally. Kizashi is a Japanese corporation specializing in supporting its customers in applying for the Digitalization & AI Implementation Subsidy. Apricot is a Japanese corporation providing cost-reduction services to its corporate customers. Senkou is a Japanese corporation focusing on subsidy application support. Since we only help users gather necessary information, the users desiring to apply for the subsidies must separately enter into a service agreement with our partners. We also state in our terms and conditions that we do not provide any warranty regarding Labor Robot, and we will not be liable for any damages arising from the use of Labor Robot. Despite the disclaimer, there is no assurance that a user will not sue us for any damages they experience arising from the use of Labor Robot. There is also no assurance that courts will not enter into judgments against us notwithstanding such disclaimer. In such event, our business operations, financial condition, and reputation may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry —Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners.”

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

Users may access this product in Japan at their offices or permitted locations to work remotely through a designated website. Generally, we sell Labor Robot as a one-time purchase software, inclusive of all the foregoing functions, at a price ranging from JPY3,000 thousand to JPY5,000 thousand (excluding tax). Labor Robot is cloud-based software, and to enable our users to access it, we host the software on the cloud storage provided by a third-party service provider. Nevertheless, the terms and conditions are subject to change. Additionally, we obtain less revenue from selling Labor Robot if it is sold through Nac, one of our distributors, than we would otherwise obtain were we to make such sales directly ourselves. See “—Our Marketing Channel.”

During the fiscal years ended March 31, 2026, 2025 and 2024, the revenue from Labor Robot was JPY181,837 thousand (approximately $1,143 thousand), JPY137,397 thousand and JPY75,125 thousand, representing 29.7%, 20.3%, 10.8% of the total revenue of such fiscal years, respectively.

Robot Lawyer

We officially launched Robot Lawyer (Robo Bengoshi) in December 2025. We developed Robot Lawyer in response to growing demand from everyday consumers for more accessible and cost-effective legal consultation and support. We believe that many individuals lack sufficient legal knowledge and financial resources required to engage traditional legal services. As a result, they face psychological and practical barriers that can discourage them from seeking legal help. Initial engagements may also fail to provide clear direction or actionable next steps. Finding a legal professional who is a good fit for each individual’s circumstance can be both time-consuming and resource intensive.

We designed Robot Lawyer aiming to provide a preliminary legal consultation resource with which individuals and small business users may determine to seek legal services with, particularly with respect to defamation, employment disputes, divorce, traffic accidents, inheritance, and debt settlement. We have included a third-party generative AI chatbot, which we have trained to provide empathetic and appropriate responses to users for the foregoing purposes. See “—Research and Development” for more details. Following each consultation, users receive an AI-generated summary that can facilitate handoffs to professional lawyers when needed. In addition, the platform provides step-by-step actionable items for users to remove defamatory posts on certain online platforms themselves and an outline which organizes the facts and background of the consultation to be used as reference material when consulting with a lawyer.

We are also developing a lawyer matching service within Robot Lawyer. We anticipate that this functionality will be a crucial value-add and is intended to help users identify legal professionals with expertise aligned to their specific needs while reducing repetitive steps that are often time-consuming and costly. Over time, we believe this functionality will further streamline access to legal services to the everyday individual while improving outcomes for users. See “—Research and Development” for more details.

During the fiscal year ended March 31, 2026, the revenue from Robot Lawyer was JPY18,891 thousand (approximately $119 thousand), representing 3.1% of the total revenue of such fiscal year. While we earned such revenue when providing trial services during Robot Lawyer’s development, we are currently providing this service for free of charge. During this fiscal year ending March 31, 2027, we plan to offer Robot Lawyer for free, while we endeavor to grow the user base.

Billing Robot

We officially launched Billing Robot in June 2025. Billing Robot is a cloud-based B2B billing and payment solution (or BPSP) specifically designed for small businesses to improve their cash flow flexibility and operational efficiency. Billing Robot enables businesses to accept credit card payments for traditional bank-transfer invoices without requiring any changes to their existing billing workflows, helping to accelerate accounts receivable collection. The platform also allows for up to a 60-day payment deferral, depending on the customer’s credit card billing cycle, to help businesses better manage working capital.

In addition to bill payment service enabling users to enjoy payment deferral, upon customers’ selection, Billing Robot also provides add-on features, including accounting and invoice and purchase order issuance and management features. Customers wishing to use only BPSP service can register and use Billing Robot for free of charge. Customers who want to use any of the add-on features would be required to pay software licensing fee that ranges from JPY1 million to JPY3 million from each client.

Billing Robot operates on a usage-based pricing model, with a 2.3% transaction fee, which we believe is low compared to our business payment service competitors in Japan. The majority of each transaction fee goes to Infcurion, a Japanese business payment solution provider. On November 11, 2024, we entered into an agreement with Infcurion for the cooperative promotion and sale of Infcurion’s invoice payment service, “Winvoice” (the “Infcurion Agreement”).

Pursuant to the Infcurion Agreement, we make referrals of potential corporate and individual business customers who may wish to utilize the Winvoice service to Infcurion. Infcurion enters into Winvoice service agreements directly with referred customers at its own expense and responsibility. We are prohibited from making representations that would bind Infcurion, engaging in conduct that could damage the credibility of Infcurion or the Winvoice service, or conveying false information to prospective customers. The Infcurion Agreement does not restrict Infcurion from marketing or selling the Winvoice service independently or through other third parties. Infcurion will provide us with brochures and other materials related to Winvoice (including the API allowing us to develop an interface to connect with Winvoice), and we have agreed to use such materials solely for the purpose of the Infcurion Agreement.

Infcurion provides us with certain customer information, including business type, representative name, email address, and transaction and payment details, for purposes of customer acquisition, customer support, and cross-selling of our other products and services. We may not subcontract any of our obligations under the Infcurion Agreement without Infcurion’s prior written consent.

The initial term of the Infcurion Agreement is two years from the date of execution, which term will automatically renew for successive one-year periods unless either party provides written notice of non-renewal at least six months prior to the end of the then-current term. We may terminate the Infcurion Agreement early by providing Infcurion with at least six months’ prior written notice.

Either party may immediately terminate the Infcurion Agreement without notice or demand upon the occurrence of certain events, including the other party’s insolvency, suspension of payments, seizure of assets, dissolution, or a material breach that remains uncured after a reasonable cure period. Upon termination or anticipated termination, we and Infcurion are required to consult with affected customers regarding the continuation of their Winvoice service agreements. Both parties are subject to mutual confidentiality obligations with respect to all technical, sales, and business information disclosed in connection with the agreement. These confidentiality obligations survive termination of the agreement for a period of three years.

We believe that the 2.3% transaction fee we charge Billing Robot users makes Billing Robot an attractive solution for cost-conscious small and medium-sized businesses working towards business optimization through digitalization. The primary source of revenue generated by Billing Robot received by us is derived from (i) a one-time software licensing fee that ranges from JPY1 million to JPY3 million from each client who wishes to use add-on features of Billing Robot, and (ii) service fees received from Infurcion, which is approximately 0.5% of the value of each transaction, minus a distribution fee that ranges from 0.1% to 0.125%. As of March 31, 2026, the platform supported 605 small and medium-sized businesses in Japan, 226 of those are users who purchased add-on features of Billing Robot, and the other 379 of those are users who did not purchase the add-on features. Those who purchased our add-on features may also apply for the Digitalization & AI Implementation Subsidy under the Invoice Framework. We also provide subsidy application support. See “—Our Marketing Channel” for more details.

During the fiscal year ended March 31, 2026, the revenue from Billing Robot was JPY93,800 thousand (approximately $590 thousand), representing 15.3% of the Company’s total revenue for such fiscal year. The revenue we received from Infcurion Agreement was JPY1,889 thousand (approximately $12 thousand), representing less than 1% of the Company’s total revenue for the fiscal year ended March 31, 2026.

Consulting and Support Services

During the fiscal years ended March 31, 2026, 2025 and 2024, we provided the following types of consulting and support services to small and medium-sized businesses.

(1) Digitalization & AI Implementation Subsidy Application Consulting and Support Services

During the fiscal year ended March 31, 2023, we provided Digitalization & AI Implementation Subsidy application support for our corporate customer’s clients to reduce their actual costs when they purchased our customers’ products. To provide this line of services, we outsourced the services to Kizashi and Apricot. See also “—Our Suppliers.”

We usually charged our corporate customers the contingency fee, representing a fixed percentage of the total amount of the subsidies our corporate customers’ clients received, for this service. The fees were only paid if the customers’ clients received the subsidies, and revenue was recognized only if the application was approved. As a result, there was also a possibility that we might not be able to receive any fees for this service, even though we had performed the service. See “Risk Factors— Risks Related to Our Business and Industry —The unsuccessful application for the Digitalization & AI Implementation Subsidy may significantly affect the profitability of our products and services, including Labor Robot.”

While we have ceased providing such services since the beginning of the fiscal year ended March 31, 2024, we resumed providing the services again during the fiscal year ended March 31, 2026. During the fiscal year ended March 31, 2026, revenue from Digitalization & AI Implementation Subsidy application consulting and support services was JPY13,850 thousand ($87 thousand), accounted for 2.3% of the Company’s total revenue for such fiscal year.

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

Our targeted customers are small and medium-sized businesses seeking courses to educate their employees on digital transformation. We offer all 26 courses in a bundle and generally charge corporate customers approximately JPY409 thousand per student. Our standard e-learning terms and conditions provide that each student is eligible to attend courses for one month from the account origination date. In order to continue using the account after each one-month period, the customer needs to renew the terms and conditions with us.

In June 2024, we agreed to subscribe to e-learning services offered by ShareWis, a Japanese online e-learning service provider, to offer an additional 200 online courses, covering business skills, design, software, programming, and web marketing courses, to enhance our corporate e-learning offerings. We chose ShareWis for its diverse content, its progress monitoring and content management system, and its competitive pricing. The monthly fee is JPY91,300, and includes basic operation, domain name, and content access. This fee structure grants up to 100 students access to 200 online courses provided by ShareWis. According to the agreement with ShareWis, we have agreed to resell these courses to our corporate customers by a subscription method pursuant to which only students can access the contents with IDs to be issued by ShareWis. The term of this agreement, which commenced on June 11, 2024, is for one year and is automatically renewable for successive one-year terms, unless either party provides a written notice to terminate one month before its expiration. The courses offered by ShareWis have been made available to our customers since November of 2024. In addition to the 26 courses offered by us, customers now have access to the additional 200 online courses offered by ShareWis, under the original fee arrangements.

During the fiscal years ended March 31, 2026, 2025 and 2024, the revenue from these services was JPY271,208 thousand (approximately $1,705 thousand), JPY360,957 and JPY259,715 thousand, representing 44.3%, 53.4%, 37.47% of the total revenue of such fiscal years, respectively.

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

During the fiscal years ended March 31, 2026, 2025, and 2024, the revenue from these services was JPY30,233 thousand (approximately $190 thousand), JPY163,633, and JPY22,233 thousand, representing 4.9%, 24.2% and 3.2% of the total revenue of such fiscal year, respectively.

Our Marketing Channel

Our targeted customers for software and consulting and support services are small and medium-sized businesses in Japan. We promote Labor Robot, Billing Robot, and consulting and support services eligible for the Digitalization & AI Implementation Subsidy to such businesses mainly by supporting the customers’ applications for the subsidy. The subsidy usually subsidizes costs for software licenses, cloud service fees of no more than two years, and costs relating to installation. METI is the governmental authority responsible for this subsidy. If awarded, the subsidy usually covers two-thirds of the contract price.

When a customer decides to purchase Labor Robot, add-on features of Billing Robot, or consulting and support services eligible for the Digitalization & AI Implementation Subsidy, we collaborate with Kizashi, Apricot, or Senkou, who will prepare documents and apply for the subsidy on behalf of our client. Starting from the fiscal year ended March 31, 2026, we also started handling the Digitalization & AI Implementation Subsidy in-house. During the fiscal year ended March 31, 2026, we outsourced 69.9% of total applications for the Digitalization & AI Implementation Subsidy to third party vendors.

For e-learning services, we also assist customers to apply for the HR Development Grant by providing information necessary for the application to our customers or their Certified Consultants. We also recommend Certified Consultants to our customers to support them with the grant application. If awarded, the grant will cover 75% of the e-learning cost, in case of the small and medium-sized businesses. The grant is generally awarded in full amount by MHLW if the customers meet the requirement. See also “—Our Business Model—Sales of Software—Labor Robot—(1) Grant and subsidy application support.”

It is our policy to send invoices to our customers only when their Digitalization & AI Implementation Subsidy applications or HR Development Grants are approved, because clients will not be liable for fees when the applications are not approved or when the amount of an awarded subsidy is less than the initial estimate. If the subsidy applications are unsuccessful, the clients have an option to determine whether they will terminate or continue the purchase. As a result, if we or our partners are unable to maintain the successful application rate, our revenues and operating results may be significantly impacted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —The unsuccessful application for the Digitalization & AI Implementation Subsidy may significantly affect the profitability of our products and services, including Labor Robot.” Additionally, any policy change resulting in the termination or a significant reduction of the awarded amount of the Digitalization & AI Implementation Subsidy may cause Labor Robot not to be as attractive to customers because of its pricing, and the Company’s business operations and results of operations may be affected. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry —Changes in policies regarding grant and subsidy by the Japanese government and the use of Certified Consultants may significantly affect the profitability of our products, including Labor Robot.”

In addition to subsidy application support, we also promote Labor Robot and other services through our contracted distributors. Currently, we have worked with 294 individual and entity distributors who help us promote Labor Robot and other services to small and medium-sized businesses. We select distribution agents based on their expertise and ability to secure sales channels with small and medium-sized companies in certain industries. We tend to hire agents who commit to organizing seminars to approach small and medium-sized companies in their respective geographical regions. We generally grant non-exclusive distribution rights and usually agree to pay the distributors approximately 66.7% to 75% of the price of each product a customer purchase through such distributors.

The largest distributor who contributed to the increasing number of Labor Robot users during the fiscal year ended March 31, 2024 was Nac. Currently, we have two agreements with Nac—the Agency Agreement dated as of November 30, 2022 and the Consortium Agreement dated as of November 30, 2022. Under the Agency Agreement, Nac agrees to act as our primary distributor, and we agree to provide support to Nac’s customers in applying for IT system installation subsidies with METI. In practice, Nac directly enters into the Labor Robot licensing or sales agreement with its customers, and by the end of each month, we receive 7% of the total sales price (including tax) of Labor Robot that Nac sold to its customers in the prior month, which we recognize as revenue from the sales of Labor Robot. The Consortium Agreement was a form agreement required by the Service Design Engineering Council, an association commissioned by METI to manage and operate the application and approval of Digitalization & AI Implementation Subsidy. This agreement was executed to allow us to facilitate Nac’s customers in applying and obtaining Digitalization & AI Implementation Subsidy, where we act as a manager and Nac acts as a member.

This arrangement enabled us to increase the exposure of our Labor Robot to our target customers through Nac’s pipeline during the fiscal years ended March 31, 2024 and 2023. We obtained nil, nil and 98 new Labor Robot users through this arrangement during the fiscal years ended March 31, 2026, 2025 and 2024, respectively. The total accumulated number of Labor Robot users derived from Nac was 307, 307 and 307 for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. However, we receive only 7% of the original Labor Robot’s price, as opposed to the full price we usually obtain from users directly purchasing Labor Robot from us. Consequently, while we sell Labor Robot at a price ranging from JPY3,000 thousand to JPY5,000 thousand (excluding tax), we will be paid only 7% of the product price when Nac acts as our distributor. The percentage of the revenue derived from Nac’s customers was 0.0%, 0.0% and 1.5% of the total revenue for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. While we do not expect to obtain many additional customers from Nac, we believe that Nac has referred us to the majority of its existing customers, and we plan to maintain a good relationship with Nac going forward.

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

To improve the functionality of the Chatbot in Robot Lawyer, we did fine-tuning its functions for large language models (LLMs) to adjust general-purpose models to perform a specific task. This research is crucial, as it will help us fine-tune third-party generative AI to enable our Robot Lawyer to respond to legal questions asked by users instantly. This research was led by Mr. Amit Thakur, our director and CEO, and Mr. Tomoya Suzuki, our Chief Technology Officer. The non-AI algorithm and software developed in-house as a result of this project has already been incorporated into Robot Lawyer.

Furthermore, we are planning to recruit additional members to our research and development team to increase our research and development capacity. During the fiscal year ended March 31, 2026, we hired a full-stack engineer as our full-time employee in our research and development department.

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

On March 13, 2023, we entered into a legal advisory agreement with a partner of one of Japan’s leading law firms to request legal advice relating to the Robot Lawyer and are currently requesting the partner of such firm to prepare the training data necessary for fine-tuning of Robot Lawyer. Under this agreement, the partner serves in his own capacity, and not on behalf of the law firm. We have agreed to pay an hourly fee of JPY48 thousand (with a 10% discount) as requested by the partner.

We consider several factors when selecting a third party to support our research and development, including its capability and reputation in a particular field, cost, our budget, and development priorities. We also consider outsourcing our development offshore to control development costs.

The launch of Robot Lawyer marked an official entry into the legal technology market. Since the conception of Robot Lawyer, we have been monitoring the pitfalls of AI technology when incorporated into legal technology products. We also oversee trends of AI regulation in Japan, our main market, and the United States, the main market of CJK Group’s Junior Lawyer X. We have taken these issues into consideration since the product conception stage. As of the date of this annual report, Robot Lawyer AI technology and we expect to incorporate more AI technologies in our products and services in the future. We believe that AI technology is a crucial element of legal technology going forward, and we intend to employ more AI technologies, both developed in-house and by third parties, in our products and services. There are significant risks involved in utilizing AI technology, both in terms of technology and regulations, and no assurance can be provided that our use of such AI will enhance our products or services or produce the intended results. Therefore, these uncertainties may adversely affect our business, financial condition, and reputation and/or subject us to legal liability. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.”

Our Customers

We had two major customers accounting for more than 10% of our revenue during the fiscal year ended March 31, 2025. We did not have a major customer accounting for more than 10% of our revenue during the fiscal years ended March 31, 2026 and 2024. The reliance on a few major customers may make us vulnerable to the risk of financial impact if we are unable to secure new revenue-generating customer contracts. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry —A significant portion of our total revenue was derived from a few major customers. A high concentration of our revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.”

The table below summarizes our major customers accounting for more than 10% of our revenue, its revenue percentage, the services we provided, and the relevant major agreement terms for the fiscal year ended March 31, 2025.

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

Our Suppliers

We had one major supplier accounting for more than 10% of our supply costs during the fiscal year ended March 31, 2026. We did not have any major suppliers accounting for more than 10% of our supply costs during the fiscal years ended March 31, 2025 and 2024.

The table below summarizes our major suppliers accounting for more than 10% of our supply costs, their respective supply cost percentages, the services we provided, and the relevant major agreement terms for the fiscal year ended March 31, 2026.

Name	Percentage of the total supply cost for the fiscal year ended March 31, 2026	Service	Major agreement terms
FUNKEN VISION ADVERTISING (HK) LIMITED (“Funken”)	30.2%	Advisory services

Brand Management Service Agreement:

We engaged Funken as an independent contractor to provide brand management and business development services, including participating in business and management meetings, introducing customers or strategic partners to drive growth, and providing other mutually agreed business consultancy services.

1.	Term*: 12 months from the effective date (May 12, 2025).
2.	Fees: US$2,150,000, payable within 7 days from the date of the agreement.
3.	Termination: The agreement may be terminated upon mutual agreement of the parties.

Facilitator Agreement:

We appointed Funken as its facilitator to assist in identifying, contacting, and negotiating with potential targets or counterparties in connection with contemplated acquisitions or strategic transactions.

1.	Term*: 12 months from the date of the agreement (May 18, 2025), extendable by mutual written agreement. During the term, we are entitled to receive services for an unlimited number of transactions.
2.	Fees: US$1,500,000, payable within 5 days from the date of the agreement.

Precision Marketing Services Agreement:

We engaged Funken to place and manage targeted advertising for our products across digital platforms (Google AdWords, Facebook, and TikTok), and to assist in building a related website.

1.	Term*: July 21, 2025 to December 20, 2025.
2.	Fees: Total contract amount of US$450,000, settled on a CPI basis (cost per installation) according to Google/Facebook backend download statistics. Payment is due within 5 business days after we confirm the settlement amount prior to each placement. If payment is not made on time, Funken may suspend all of our placement accounts after 7 days past the settlement period.
3.	Termination provisions: Either party may terminate if the other party breaches the agreement and fails to stop the breach and compensate for all losses within 10 business days of receiving written notice; the non-breaching party may unilaterally terminate the agreement on the day the written notice is received by the breaching party. Additionally, if we are more than 15 business days late in payment, Funken may terminate and require payment of outstanding fees plus a penalty of 5% of the unpaid amount.

*The term of such agreement has expired without renewal and is no longer in force or effect as of the date of this annual report.

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

For Robot Lawyer, our most direct domestic competitor is Bengo4.com, Inc. (TYO:6027), which offers a consumer-oriented AI legal consultation chat service leveraging over 1.25 million consultation records accumulated on its “Minna no Houso Soudan” platform. In addition, the legal office portal “Bennaví” provides an AI chatbot as a consultation channel, and general-purpose AI applications such as ChatGPT serve as de facto competitors, as consumers may use them to seek initial legal guidance at no cost. In adjacent domestic markets, companies such as CloudLegal, Inc. (automated contract generation and online legal consultation), LegalOn Technologies, Inc. ( provider of contract review AI), and GVA TECH, Inc. (which offers “OLGA,” a unified corporate legal process platform) have established significant market positions. Although these competitors currently focus primarily on corporate legal affairs and attorney workflow efficiency, rather than consumer-oriented legal consultation, they may expand into our target market in the future.

For Billing Robot, our most direct domestic competitor is Shiharai.com, a service jointly provided by UPSIDER Inc. and Credit Saison Co., Ltd., which entities offer a BPSP payment extension service. In addition, Invoice Card Payment by GMO, provided by GMO Payment Gateway, Inc., offers business-to-business invoice card payment services. In adjacent domestic markets, invoice management platform providers such as Misoca, Money Forward Cloud Invoice, and freee Invoice offer comprehensive accounting, tax filing, and Electronic Bookkeeping Act compliance features and are registered as IT subsidy-eligible tools. Jobkan Quotation/Invoice, operated by Donuts Co., Ltd., similarly provides cloud-based document creation and management with IT subsidy eligibility. Although these invoice management competitors currently do not offer BPSP card payment extension or early revenue collection functionality, they may expand into our target market in the future.

As a boutique cloud-based accounting and human resource software provider, AI legal consultation chat service provider, and digital transformation-related consulting service provider, we compete for, among other things, customers, the types of products and services offered, brand recognition, price, design and quality, financing, and skilled engineers. Increased competition may hinder our market share expansion or lead to pricing pressures on our services, adversely impacting our margins and revenues. Our competitors may independently develop products or services that are superior or substantially similar to our products and, because they are or may be significantly larger, have a more extensive operating history and/or have more significant resources or lower cost of capital than us, may be able to compete more effectively in one or more of the markets in which we operate or may operate in the future. See “Risk Factors— Risks Related to Our Business and Industry —The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.”

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

Employees

We had 19, 18, and 12 full-time employees as of March 31, 2026, 2025, and 2024, respectively. All of our employees are located in Japan. The following table sets forth the number of our full-time employees categorized by department as of March 31, 2026:

Department	Numbers of Employees
Corporate Division	4
Sales Division	5
Customer Support Division	4
Public Relation Media Marketing Division	3
Research and development	3
Total	19

Among our full-time employees, five of them were contract employees as of March 31, 2025.

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

Facilities

Our principal executive offices are located on the sixth floor of Le Gratteciel Building 2, 6th Floor, 5-22-6 Shimbashi, Minato Ward, Tokyo, Japan, where we lease offices from an independent third party with an area of approximately 125 square meters (approximately 1,345.49 square feet), with a lease term from April 2025 to April 2027 and a monthly rent of JPY586,055. The lease agreement automatically renews for successive two-year terms unless either party notifies the other party of its intention to the contrary in writing no later than three months before the expiration of the then-current term.

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

Personal Information Protection Act

We are subject to laws and regulations regarding protection of personal information. The Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) and its related guidelines (collectively, “Act No. 57”) impose various requirements on businesses, including us, that use databases containing personal information. Under Act No. 57 , we are required to lawfully use personal information which we have obtained within the purposes of use we have specified and take appropriate measures to safeguard personal data. We are also restricted from providing personal data to third parties without obtaining prior consent of the corresponding individual, subject to statutory exceptions and other circumstances permitted under the Act No. 57, including a prescribed opt-out procedure and cases in which a recipient is not treated as a third party. Personal information as to an identifiable person’s race, creed, social status, medical history, criminal record, the fact of having suffered damage by a crime, or other identifiers or their equivalent are prescribed by cabinet order as those of requiring special care so as not to cause unjust discrimination, prejudice or other disadvantages to that person, are classified as “special care-required personal information.” Subject to statutory exceptions, we generally may not acquire special care-required personal information without the prior consent of the relevant individual.

In July 2026, a bill amending the Act No. 57 was passed by both houses of the Japanese Diet. Among other changes, the Act No. 57, as amended, permits certain disclosures of personal information to third parties for statistical and similar purposes without the relevant individual’s consent, and most provisions will take effect on a date specified by cabinet order within two years after promulgation.

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

Act on Proper Transactions with Small and Medium-Sized Entrusted Business Operators

Effective January 1, 2026, the former Act against Delay in Payment of Proceeds, etc. to Subcontractors was substantially amended and renamed the Act on Proper Transactions with Small and Medium-Sized Entrusted Business Operators (the “SME Transactions Act”). The SME Transactions Act applies to certain outsourcing arrangements involving manufacturing, repair, the creation of information-based products, the provision of services or specified transportation services, based principally on the nature of the transaction and prescribed thresholds relating to the parties’ stated capital or number of regular employees. Where the SME Transactions Act applies to us, we must, among other things, clearly indicate the terms of each order in writing or electronically, set a payment due date as short as possible and no later than 60 days from receipt of the relevant deliverables or services, retain prescribed records and pay interest on delinquent payments. The SME Transactions Act also prohibits various unfair practices, including delayed or reduced payments, unjustified refusal or return of deliverables, unreasonably low consideration, unjustified changes or rework, payment by promissory notes or other methods that make it difficult to receive full payment by the due date, and unilateral determination of consideration without appropriately responding to requested price consultations.

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

Regulation on AI

The Japanese government enacted the Act on Promotion of Research and Development, and Utilization of Artificial Intelligence-related Technology (Act No. 53 of June 4, 2025), which establishes a basic framework for promoting the research and development and utilization of AI-related technology, including basic principles, responsibilities of the national and local governments, research and development institutions, and business operators utilizing AI-related technology, and the establishment of the AI Strategy Headquarters.

In addition, the Japanese government has been active in developing guidelines related to AI. For example, METI and Ministry of Internal Affairs and Communications compiled existing AI guidelines released by these two ministries and published AI Guidelines for Business version 1.0 on April 10, 2024. The guidelines aim to provide basic guiding principles for those who develop, provide, or use AI in businesses. The guidelines were subsequently updated to version 1.2 in March 2026.

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

On June 2, 2026, President Trump signed another executive order titled “Promoting Advanced Artificial Intelligence Innovation and Securities,” including measures to address emerging cybersecurity risks presented by advanced AI models by directing the Secretaries of the Treasury, War, and Homeland Securities and relevant components to develop (i) a classified benchmarking process to assess the advanced cyber capabilities of AI models and determine the threshold at which they should be designated a “covered frontier model” for the purposes of the order, and (ii) a voluntary framework for AI developers to (x) engage with the federal government to determine whether models meet the threshold for designation, and (y) grant agencies access to covered frontier models for 30 days prior to release to wider audiences.

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026 and 2025

(in thousands, except change % data)
	Fiscal Year Ended March 31,			Change
	2026($)	2026(¥)	2025(¥)	¥	YoY %
Revenue
Sales of Software	1,851	294,528	150,971	143,557	95.1%
Consulting and Support Services	1,982	315,291	524,590	(209,299)	(39.9)%
Other	12	1,889	—	1,889	100.0%
Total Revenue	3,845	611,708	675,561	(63,853)	(9.5)%
Cost of revenue	55	8,760	3,936	4,824	122.6%
Gross Profit	3,790	602,948	671,625	(68,677)	(10.2)%
Research and development	—	—	86,158	(86,158)	(100.0)%
Selling, General and Administrative Expenses	13,087	2,081,845	1,119,641	962,204	85.9%
Total Operating Expenses	13,087	2,081,845	1,205,799	876,046	72.7%
Loss from operations	(9,297)	(1,478,897)	(534,174)	(944,723)	176.9%
Other expenses, net	(13)	(2,045)	(511)	(1,534)	300.2%
Interest expenses	(53)	(8,472)	—	(8,472)	100.0%
Loss before income taxes	(9,363)	(1,489,414)	(534,685)	(954,729)	178.6%
Provision for income taxes	—	—	—	—	0.0%
Net Loss	(9,363)	(1,489,414)	(534,685)	(954,729)	178.6%

Revenue

Revenue for the fiscal year ended March 31, 2026 was JPY611,708 thousand (approximately $3,845 thousand), decreased by JPY63,853 thousand, or 9.5%, from revenue of JPY675,561 thousand in the fiscal year ended March 31, 2025. The decrease was primarily driven by the following factors:

●	Sales of software: revenue from sales of software increased by JPY143,557 thousand, or 95.1%. The increase was mainly driven by the sales of Billing Robot, which we released during the fiscal year ended March 31, 2026.
●	Consulting and support services: revenue from consulting and support services decreased by JPY209,299 thousand, or 39.9%, as there were fewer customers who signed up for our e-learning and software installation support services in the fiscal year ended March 31, 2026.
●	Other: revenue in other includes usage fees we earn from providing services to Infurcion for Billing Robot. As we released Billing Robot during the fiscal year ended March 31, 2026, we added a new revenue stream in the current year.

Cost of Revenue

Cost of revenue for the fiscal year ended March 31, 2026 was JPY8,760 thousand (approximately $55 thousand), compared to JPY3,936 thousand for the fiscal year ended March 31, 2025, representing an increase of JPY4,824 thousand, or 122.6%. The increase was primarily due to the costs of revenue related to the Digitalization & AI Implementation Subsidy application consulting and support services, which had a higher cost of revenue relative to total revenue.

Research and Development

Research and development expenses for the fiscal year ended March 31, 2026 were nil, compared to JPY86,158 thousand for the fiscal year ended March 31, 2025, representing a decrease of JPY86,158 thousand or 100.0%. The decrease was primarily due to reduced software development costs related to Robot Lawyer and Billing Robot incurred during the fiscal year ended March 31, 2025.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses for the fiscal year ended March 31, 2026 were JPY2,081,845 thousand (approximately $13,087 thousand), compared to JPY1,119,641 thousand for the fiscal year ended March 31, 2025, representing an increase of JPY962,204 thousand or 85.9%. The increase was primarily due to higher outsourcing costs and advertising expenses related to being a public company, as well as stock-based compensation expenses which were recognized upon the completion of the IPO. The increase was partially offset by lower professional fees such as audit fees.

Other Expenses, net and Interest Expenses

Other expenses for the fiscal year ended March 31, 2026 were JPY2,045 thousand (approximately $13 thousand), compared to JPY511 thousand for the fiscal year ended March 31, 2025, representing an increase of JPY1,534 thousand, or 300.2%. The increase was primarily due to the JPY8,541 thousand (approximately $54 thousand) loss from remeasurement of crypto assets in the fiscal year ended March 31, 2026.

Net Loss

As a result, the net loss was JPY1,489,414 thousand (approximately $9,363 thousand) during the fiscal year ended March 31, 2026, compared to the net loss of JPY534,685 thousand during the fiscal year ended March 31, 2025.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2025 and 2024

The following table sets forth our statements of operations for the fiscal years ended March 31, 2025 and 2024:

(in thousands, except change % data)

	Fiscal Year Ended March 31,			Change
	2025($)	2025(¥)	2024(¥)	¥	YoY %
Revenue
Software	1,007	150,971	75,125	75,846	101.0%
Consulting and Support Services	3,500	524,590	617,979	(93,389)	(15.1)%
Total Revenue	4,507	675,561	693,104	(17,543)	(2.5)%
Cost of revenue	26	3,936	19,848	(15,912)	(80.2)%
Gross Profit	4,481	671,625	673,256	(1,631)	(0.2)%
Research and development	575	86,158	103,440	(17,282)	(16.7)%
Selling, General and Administrative Expenses	7,469	1,119,641	1,221,614	(101,973)	(8.3)%
Total Operating Expenses	8,044	1,205,799	1,325,054	(119,255)	(9.0)%
Loss from operations	(3,563)	(534,174)	(651,798)	117,624	(18.0)%
Other expenses, net	(3)	(511)	(10,168)	9,657	(95.0)%
Loss before income taxes	(3,566)	(534,685)	(661,966)	127,281	(19.2)%
Provision for income taxes	—	—	—	—	0.0%
Net Loss	(3,566)	(534,685)	(661,966)	127,281	(19.2)%

Revenue

Revenue for the fiscal year ended March 31, 2025 was JPY675,561 thousand, decreased by JPY17,543 thousand or 2.5% from JPY693,104 thousand in the fiscal year ended March 31, 2024. The decrease was primarily driven by the following factors:

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

Cost of Revenue

Cost of revenue for the fiscal year ended March 31, 2025 was JPY3,936 thousand, compared to JPY19,848 thousand for the fiscal year ended March 31, 2024, representing a decrease of JPY15,912 thousand or 80.2%. The decrease was primarily due to the discontinuation of e-commerce store set-up services, which had higher cost of revenue relative to total revenue.

Research and Development

Research and development expenses for the fiscal year ended March 31, 2025 were JPY86,158 thousand, down by JPY17,282 thousand or 16.7% from JPY103,440 thousand for the fiscal year ended March 31, 2024. The decrease was primarily due to reduced software development costs related to Lawyer Robot incurred during the fiscal year ended March 31, 2024.

SG&A expenses

SG&A expenses for the fiscal year ended March 31, 2025 were JPY1,119,641 thousand, compared to JPY1,221,614 thousand for the fiscal year ended March 31, 2024, representing a decrease of JPY101,973 thousand or 8.3%. The decrease was primarily due to lower audit-related expenses.

Other Income (Expenses), net and Interest Expenses

Other expenses for the fiscal year ended March 31, 2025 were JPY511 thousand, compared to JPY10,168 thousand for the fiscal year ended March 31, 2024, representing a decrease of JPY9,657 thousand, or 95.0%. The decrease was primarily due to the impairment loss on investments as non-recurring expenses in the fiscal year ended March 31, 2024.

Net Loss

As a result, the net loss was JPY534,685 thousand during the fiscal year ended March 31, 2025, compared to the net loss of JPY661,966 thousand during the fiscal year ended March 31, 2024.

B. Liquidity and Capital Resources

Cash flows for the fiscal years ended March 31, 2026 and 2025:

(Yen in thousand)

	Fiscal Year Ended March 31,
	2026	2025

Cash flows from operating activities:
Net loss	¥(1,489,414)	¥(534,685)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,337	2,892
Noncash lease expenses	7,052	6,643
Change in allowance for credit losses	388	(7,044)
Stock option expense	16,368	—
Loss from remeasurement of crypto assets	8,541	—
Changes in operating assets and liabilities:
Accounts receivable	(139,705)	70,056
Related party receivables	—	9,304
Income tax receivable	(60)	—
Prepaid expenses and other current assets	(101,232)	63,495
Other assets	(344)	1,950
Accounts payable and accrued expenses	15,524	(260,857)
Deferred revenue	463,800	365,520
Operating lease liabilities	(7,052)	(6,643)
Other liabilities	(20,626)	6,350
Net cash used in operating activities	(1,242,423)	(283,019)
Cash flows from investing activities:
Purchase of property and equipment	(273)	(7,587)
Purchase of intangible assets	(17,740)	(5,464)
Purchase of crypto assets	(30,000)	—
Net cash used in investing activities	(48,013)	(13,051)
Cash flows from financing activities:
Payment for deferred offering costs	(131,182)	(63,566)
Proceed from issuance of shares	1,770,088	—
Net cash provided by/(used in) financing activities	1,638,906	(63,566)
Net increase (decrease) in cash, cash equivalents and restricted cash	348,470	(359,636)
Cash, cash equivalents and restricted cash at beginning of year	131,482	491,118
Cash, cash equivalents and restricted cash at end of year	¥479,952	¥131,482

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	¥479,952	¥112,012
Restricted cash	-	19,470
Total cash, cash equivalents and restricted cash	¥479,952	¥131,482

Operating Activities

Net cash used in operating activities for the fiscal year ended March 31, 2026 was JPY1,242,423 thousand (approximately $7,810 thousand), primarily comprised of net loss of JPY1,489,414 thousand and an increase in accounts receivable and prepaid expenses and other current assets, partially offset by non-cash expenses of stock option expense and an increase in deferred revenue.

Net cash used in operating activities for the fiscal year ended March 31, 2025 was JPY283,019 thousand, primarily comprised of net loss of JPY534,685 thousand and a decrease in accounts payable and accrued expenses, partially offset by an increase in deferred revenue.

Investing Activities

Net cash used in investing activities for the fiscal year ended March 31, 2026 was JPY48,013 thousand (approximately $302 thousand), primarily comprised of the crypto assets purchased in such fiscal year.

Net cash used in investing activities for the fiscal year ended March 31, 2025 was JPY13,051 thousand and was primarily comprised of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the fiscal year ended March 31, 2026 was JPY1,638,906 thousand (approximately $10,302 thousand) and was primarily comprised of the proceeds from issuance of shares.

Net cash used in financing activities for the fiscal year ended March 31, 2025 was JPY63,566 thousand and was comprised of payment of deferred offering costs.

Cash flows for the fiscal years ended March 31, 2025 and 2024:

As of March 31, 2025 and 2024, we had cash of JPY112,012 thousand and JPY471,648 thousand, respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally fund our operations with cash flow from operations, and, when needed, capital injections from our principal shareholders. We may also consider borrowing from Japanese financial institutions. Our principal use of liquidity has been to fund our daily operations and working capital. We expect that our cash flow from operations, plus a portion of the net proceeds from our IPO, together with other equity and debt financings as, when and if necessary and available, will be sufficient to meet our anticipated operating expenses and cash obligations for the next 12 months. However, our ability to continue as a going concern will depend upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

(Yen in thousands)

	Fiscal Year Ended March 31,
	2025	2024

Cash flows from operating activities:
Net loss	¥(534,685)	¥(661,966)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,892	1,832
Noncash lease expenses	6,643	6,179
Impairment loss on investments	—	10,000
Change in allowance for credit losses	(7,044)	—
Accounts receivable	70,056	(2,441)
Related party receivable	9,304	(7,230)
Prepaid expenses and other current assets	63,495	(51,507)
Other Assets	1,950	(2,297)
Accounts payable and accrued expenses	(260,857)	220,609
Deferred revenue	365,520	175,942
Operating lease liabilities	(6,643)	(6,179)
Other liabilities	6,350	—
Net cash used in operating activities	(283,019)	(317,058)
Cash flows from investing activities:
Purchase of property and equipment	(7,587)	(3,339)
Purchase of intangible assets	(5,464)	(2,101)
Acquisition of investments	—	(10,000)
Proceeds from sales of investment	—	6,552
Net cash used in investing activities	(13,051)	(8,888)
Cash flows from financing activities:
Payment for deferred offering costs	(63,566)	(22,015)
Proceeds from stock issuance	—	338,600
Proceeds received for subscription receivable	—	29,834
Net cash (used in)/provided by financing activities	(63,566)	346,419
Net increase in cash, cash equivalents and restricted cash	(359,636)	20,473
Cash, cash equivalents and restricted cash at beginning of fiscal year	491,118	470,645
Cash, cash equivalents and restricted cash at end of fiscal year	¥131,482	¥491,118

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	¥112,012	¥471,648
Restricted cash	19,470	19,470
Total cash, cash equivalents and restricted cash	¥131,482	¥491,118

Operating Activities

Net cash used in operating activities during the fiscal year ended March 31, 2025 decreased to JPY283,019 thousand, compared to JPY317,058 thousand net cash used during the fiscal year ended March 31, 2024. The decrease in cash outflow from operating activities was primarily due to the improvement of our operating results (i.e., lower net loss) in the fiscal year ended March 31, 2025.

Investing Activities

Net cash used in investing activities during the fiscal year ended March 31, 2025 decreased to JPY13,051 thousand, compared to JPY8,888 thousand during the fiscal year ended March 31, 2024. The decrease in cash outflow was primarily due a lower amount spent on acquisition of investments during the fiscal year ended March 31, 2025.

Financing Activities

Net cash provided by financing activities during the fiscal year ended March 31, 2025 decreased to the net cash outflow of JPY63,566 thousand, compared to JPY346,419 thousand during the fiscal year ended March 2024, primarily due to decrease in proceeds obtained from stock issuance and subscription receivable.

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

Name	Age	Position(s)
Hidetoshi Yokoyama	41	Representative Director and Chairman
Amit Thakur	57	Director and Chief Executive Officer
Yukio Aida	57	Director and Chief Financial Officer
Arisa Koga	39	Director and Chief Operating Officer
Tomoya Suzuki	32	Director and Chief Technology Officer
Koji Aoki	48	Independent Director
Mitsuhiro Kashimura*	40	Statutory Auditor
Masaaki Seki*	67	Statutory Auditor
Masayoshi Takatsu*	49	Statutory Auditor

* Members of our board of statutory auditors are not members of our board of directors.

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

Mr. Mitsuhiro Kashimura has served as our statutory auditor since October 2021. Mr. Kashimura has more than 13 years of experience in tax accounting. He kickstarted his career as a tax accountant at KPMG Tax Corporation, where he worked from September 2010 to October 2016. From November 2016 to March 2019, he served as a global tax manager at MUFG Bank Ltd. (“MUFG”), where he was responsible for creating tax strategies and control tax responsibilities for the Mitsubishi UFJ Financial Group, MUFG’s parent organization. He also served as a tax accountant manager at AGS Consulting Co., Ltd. and AGS Consulting Tax Co., Ltd., tax consultancy firms in Japan, from April 2019 to July 2019 and at AGS Consulting Singapore, the Singaporean office of AGS Consulting Co., Ltd., from July 2019 to March 2021. Mr. Kashimura founded Lead & Company, Inc., a Japanese company providing financial advisory services, and L&C Certified Public Tax Accountant’s Office, a tax consultancy firm, in May 2021 and has served as the Chief Executive Officer and representative tax accountant since then. Mr. Kashimura obtained his bachelor’s degree in science and engineering from Tokyo University of Science in March 2009 and a master’s degree in economics from Rikkyo University in March 2018.

Mr. Masaaki Seki has served as our full-time statutory auditor since June 2026. He also served as our advisor from September 2025 to June 2026. Mr. Seki has more than ten years of experience in internal auditing at securities firms. From October 2013 to December 2018, he was an executive director at Nomura Holdings, Inc. (TYO: 8604, NYSE: NMR), where he was responsible for such company’s internal audits. From January 2019 to January 2020, he was a managing director at SBI Securities, where he was responsible for global business management and the company’s internal audit. In February 2020, he joined bitFlyer, Inc., a Japanese crypto-asset exchange and financial instrument exchange operator (“bitFlyer”), and bitFlyer Holdings, Inc., a parent company of bitFlyer, where he served as their director and representative director, from February 2020 to March 2023 and April 2022 to March 2023, respectively. Mr. Seki has been a principal of Protiviti LLC, an information technology consulting, risk and compliance advisory firm since June 2023, where he is responsible for such company’s internal audits and risk management. Mr. Seki obtained a bachelor’s degree in economics from Hitotsubashi University in Tokyo, Japan in March 1982.

Mr. Masayoshi Takatsu has served as our statutory corporate auditor since November 2023. He became a Certified Administrative Scrivener in Japan in August 2007 and founded MB Consulting Certified Administrative Scrivener in January 2008 to provide consulting services relating to legal matters relating to franchise agreements and licensing, the application of transportation license and secondhand dealer permits, and corporate legal services. Mr. Takasu has served as the founding partner since then. Currently, he is also a partner at Brain Infinity LLC, a limited liability company providing consultation services for museums and galleries as well as legal consulting. He also has served as a non-executive director in several companies, including Souken Ace Co., Ltd., since June 2023, and SenkaQ Inc. since March 2018. Mr. Takatsu obtained a bachelor’s degree from the Faculty of Letter, Komazawa University in March 2001.

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

For the fiscal year ended March 31, 2026, we paid an aggregate of JPY47.8million (approximately $300 thousand) as compensation to our executive officers and directors, and we do not set aside or accrue any budget to provide pension, retirement, or other similar benefits to our directors.

Additionally, for the fiscal year ended March 31, 2026, we paid an aggregate of JPY1.6 million (approximately $10 thousand) as compensation to our statutory auditors, and we do not set aside or accrue any budget to provide pension, retirement, or other similar benefits to our directors and executive officers.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

Share-based Compensation

On February 6, 2024, our board of directors approved the issuance of stock options to purchase an aggregate of 2,268,000 Ordinary Shares. Each stock option contains the right to purchase 10 Ordinary Shares at an exercise price of JPY2,000 per stock option, equivalent to JPY200 per share, to various officers, directors, employees, consultants, and service providers of the Company to measure the cost of their services received in exchange for the share-based awards. The stock options vested on February 7, 2026 with have an expiration date of February 6, 2034. As a result, the following directors and officers have obtained the following numbers of stock options (as adjusted for the share split effective January 7, 2025): (i) Ms. Arisa Koga, 96,600 stock options, (ii) Mr. Tomoya Suzuki, 21,000 stock options, (iii) Mr. Yukio Aida 12,600, stock options, (iv) Mr. Amit Thakur, 8,400 stock options, and (v) Mr. Koji Aoki, 4,200 stock options.

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

Board of Statutory Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for no more than four statutory auditors. Statutory auditors are typically nominated by the board of directors and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any statutory auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such statutory auditor’s election to office. Our statutory auditors may, however, serve any number of consecutive terms. A statutory auditor may be removed by a special resolution of a general meeting of shareholders.

Our statutory auditors are not required to be certified public accountants. Our statutory auditors may not concurrently serve as directors, employees, or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the statutory auditors of a company must be persons who satisfy the requirements for an outside statutory auditor under the Companies Act, and at least one of the statutory auditors must be a full-time statutory auditor.

Each statutory auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our statutory auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our statutory auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a statutory auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a statutory auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the statutory auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the statutory auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a statutory auditor can demand that the director cease such activity.

Our board of statutory auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual statutory auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A statutory auditor may note an opinion in an audit report issued by our board of statutory auditors, if the opinion expressed in such statutory auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of statutory auditors. Our board of statutory auditors is empowered to establish the audit principles, the method of examination by our statutory auditors of our affairs and financial position, and any other matters relating to the performance of our statutory auditors’ duties.

Additionally, our statutory auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A statutory auditor can file court actions relating to our Company within the authority of our statutory auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Limitation of Liability of Directors and Statutory Auditor

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors and statutory auditor from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) and statutory auditor to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount or an amount stipulated in laws and regulations. We have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our directors and executive officers may incur in connection with their conduct as our directors or executive officers. We have executed a customary limitation of liability agreement with one of our statutory auditors, Mr. Mitsuhiro Kashimura. We have obtained directors and officers liability insurance, which covers expenses that our directors, executive officers, and statutory auditors may incur in connection with their conduct as our directors, executive officers, or statutory auditors. The maximum payout amount of the insurance is JPY100 million, and the applicable geography is worldwide.

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

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 45,960,000 Ordinary Shares outstanding as of the date of this annual report .

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Senior Management(1):
Hidetoshi Yokoyama	28,452,000	61.91%
Amit Thakur(2)	84,000	*
Yukio Aida(3)	126,000	*
Arisa Koga(4)	966,000	2.06%
Tomoya Suzuki(5)	210,000	*
Koji Aoki(6)	42,000	*
Mitsuhiro Kashimura	—	—
Masaaki Seki	—	—
Masayoshi Takatsu	—	—
All directors and senior management as a group (9 individuals):	29,880,000	63.05%
5% Shareholders:
Hidetoshi Yokoyama	28,452,000	61.91%
Stella MIC Investment Ltd.(7)	2,400,000	5.22%

* Represents less than 1% of ownership.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is Le Gratteciel Building 2, 6th Floor 5-22-6 Shimbashi, Minato Ward, Tokyo, 105-0004, Japan.
(2)	The number of Ordinary Shares beneficially owned by Mr. Amit Thakur reflects 84,000 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Thakur.
(3)	The number of Ordinary Shares beneficially owned by Mr. Yukio Aida reflects 126,000 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Aida.
(4)	The number of Ordinary Shares beneficially owned by Ms. Arisa Koga reflects 966,000 Ordinary Shares that may be issued upon exercise of stock options held by Ms. Koga.
(5)	The number of Ordinary Shares beneficially owned by Mr. Tomoya Suzuki reflects 210,000 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Suzuki.
(6)	The number of Ordinary Shares beneficially owned by Mr. Koji Aoki reflects 42,000 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Aoki.
(7)	Represents 2,400,000 Ordinary Shares held by Stella MIC Investment Ltd., a Micronesian company. Takumi Sawa serves as a representative director. The registered address of Stella MIC Investment Ltd. is VB Center, Suite 2A, Pohn Umpomp Place, Nett, Pohnpei 96941, Federated States of Micronesia.

As of the date of this annual report, 5,550,000 of our Ordinary Shares are held by one holder of record in the United States, which is The Bank of New York Mellon, the depositary for our ADSs. None of the Company’s major shareholders have any different or special voting rights with respect to their Ordinary Shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The related parties that had material balances and transactions as of and for the fiscal years ended March 31, 2026, 2025 and 2024 consist of the following:

Name of Related Party	Nature of Relationship
Clustar, Inc.	A company controlled by Mr. Teppei Shinkawa*, the Company’s former director and Chief Financial Officer during the fiscal year ended March 31, 2024
Samulion Factory, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer during the fiscal year ended March 31, 2024
Hidetoshi Yokoyama	Representative director, Chairman, and the former Chief Executive Officer of the Company

* Mr. Teppei Shinkawa resigned in September 2023.

In the ordinary course of business, during the fiscal years ended March 31, 2026, 2025, and 2024 and up to the date of this annual report, the Company was involved in certain transactions, either at cost or current market prices, and on normal commercial terms with related parties.

The Company had the following related party balances as of the date of this annual report and March 31, 2025, 2024, and 2023:

		JPY in thousands
	Nature of transactions	As of the date of this annual report	At March 31,
			2026	2025	2024
Related party receivable
Hidetoshi Yokoyama	For the payment made on behalf by the Company	—	—	—	9,304

The Company had the following related party transactions during the years ended March 31, 2026, 2025 and 2024:

		Fiscal year ended March 31,
		2026	2025	2024
Selling, General and Administrative Expenses with related parties
Clustar, Inc.	Advertising expenses	¥—	¥—	¥2,190
Samulion Factory, Inc.	Provision of consulting services	—	—	9,786

As of March 31, 2026 and 2025, the Company had no balances with related parties.

There were no related party transactions from April 1, 2026 through June 30, 2026, and the Company had no outstanding balances with related parties as of June 30, 2026.

Loan from Mr. Hidetoshi Yokoyama

On May 26, 2025, the Company executed a loan agreement with Mr. Hidetoshi Yokoyama for the principal amount of JPY46,618 thousand from Mr. Yokoyama during the period of May 26, 2025 to July 16, 2025. The loan was unsecured, has an interest rate of 0.9% per annum, and is due for repayment by July 31, 2025. Proceeds of the loan were used for working capital and other general corporate purposes, the loan was fully repaid on July 31, 2025.

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

On May 14, 2023, ZESTO Consulting LLC, a Japanese limited liability company (“Zesto”), filed a complaint against us at Tokyo District Court for unpaid compensation and damages totaling JPY21.77 million (approximately $145,000) under the system development outsourcing agreement between us and Zesto. On December 13, 2024, the Tokyo District Court ruled against us, holding us liable for unpaid service fees totaling JPY19.47 million, with interest accruing at a rate of 3%. On December 17, 2025, the appellate court issued a judgment requiring us to pay the aggregate amount of JPY20.39 million, which amount includes additional amounts not awarded in the initial judgment, plus interest. Interest was calculated at rates of 3% and 14.6% per annum on specified portions of the judgment. The Company filed an appeal to Supreme Court of Japan in January 2026, but the Supreme Court dismissed the appeal in June 2026. As of the date of this annual report, we have already completed the payment in full, including any applicable late payment penalties, and there is no outstanding balance related to this matter.

On September 26, 2025, we were served with a complaint by FOOT PRINT Co., Ltd. demanding unpaid service fees under an advertising services agreement of JPY1.20 million. Subsequently, we entered into a court-mediated settlement agreement on February 3, 2026. Pursuant to the settlement, we agreed to pay approximately JPY1.10 million in full to FOOT PRINT Co., Ltd.. Upon payment in February 2026, the parties agreed to withdraw all related claims and no further obligations remain between them. As of the date of this annual report, there is no outstanding balance related to this matter.

On March 24, 2026, plaintiffs Patrick Shane Johnson, Jack Pena, and Hitesh Dev (collectively, “Plaintiffs”) filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County (the “New York Court”), requesting judicial intervention. Plaintiffs, for themselves and others similarly situated, assert claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals. Although none of the named Plaintiffs are alleged to be current or former shareholders of the Company, Plaintiffs assert claims against the defendants for violations of Sections 11 and 12 of the Securities Act of 1933 arising from alleged material misrepresentations or omissions in the registration statements or prospectuses issued in connection with the defendants’ initial public offerings. In the complaint, Plaintiffs do not make Company-specific allegations but broadly allege that defendants failed to disclose their shares were susceptible to pump-and-dump schemes that allegedly occurred. The Request for Judicial Intervention filed by Plaintiffs was returned for correction by the New York Court. Plaintiffs have not yet filed a document correcting the filing. On May 21, 2026, Plaintiffs filed a Notice of Discontinuance and Stipulation of Discontinuance regarding defendants Jason Lewis Sands and Titan Partners, and Bancroft Capital, LLC and Cauldon Dean Quinn, respectively. Both the Notice of Discontinuance and Stipulation of Discontinuance were returned by the New York Court for correction. Plaintiffs have not yet filed a document correcting those filings. Since May 21, 2026, and as of the date of this annual report, there has been no further activity in the matter involving the Company, nor, to the Company’s knowledge, has there been any formal investigation or regulatory inquiry involving the Company or its officers with respect to this complaint.  The Company has not yet been formally served with the summons and complaint filed in the action. Should the case proceed, the Company believes the claims asserted against it are legally defective and without merit, and the Company intends to vigorously defend the action.

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

B. Memorandum and Articles of Association

Our amended and restated articles of incorporation as currently in effect are included as Exhibit 1.1 to this annual report.

We incorporate by reference into this annual report the description of certain key provisions of our articles of incorporation as currently in effect, which is filed as Exhibit 2.3 to this annual report, and the description of differences in corporate laws contained in our registration statement on Form F-1(File No. 333- 284875), as amended, initially filed with the SEC on February 12, 2025.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-284875), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders. Our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors, however, remain exempt from Section 16(a) reporting requirements. Our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

As of March 31, 2026, we had cash and cash equivalents that consisted of bank deposits. We did not have investment or other interest-earning instruments that carry a high degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.

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

We incurred approximately $3,135,986 in expenses in connection with our IPO, which included approximately $1,050,000 in underwriting discounts, approximately $150,000 in non-accountable expense allowance, approximately $250,000 in out-of-pocket accountable expenses paid to or for underwriters, and approximately $1,685,986 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We received aggregate net proceeds of $11,864,014 from our IPO, after deducting underwriting discounts, non-accountable expense allowance, and other related expenses. As of the date of this annual report, we have used a portion of the net proceeds for the following purposes: (i) approximately 12.6% for payment of merger and acquisition advisory service fees, (ii) approximately 18.1% for research and development and marketing activities, (iii) approximately 3.7% for recruitment activities, and (iv) approximately 31.1% for working capital and general corporate purposes.

We intend to use the remaining balance of the net proceeds from the IPO as disclosed in the Registration Statement.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.

We have identified multiple material weaknesses in our internal control over financial reporting and, as a result, management has concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of March 31, 2026. The material weaknesses identified mainly relate to (i) insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements; (ii) inadequate segregation of duties in the authorization, recording, and review of transactions; and (iii) deficiencies in our financial closing, reconciliation, and review procedures.

Moreover, during the audit of the financial statements for the fiscal year ended March 31, 2025, we identified an inadequate segregation of duties within key financial reporting processes, including the authorization, recording, and review of transactions as further material weaknesses in our internal control over financial reporting which may result in unauthorized or erroneous transactions to be processed without independent verification or detection. During the audit for the fiscal year ended March 31, 2026, numerous material post-closing adjustments were also required.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure PAC and Grassi & Co., CPAs P.C., our independent registered public accounting firms for the periods indicated.

	For the Fiscal Years Ended March 31
	2026	2025
Audit fees (1)	$180,000	$296,948
Audit-Related fees	-	-
Tax fees	-	-
All other fees	$-	$-
Total	$180,000	$296,948

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our IPO in 2025.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period, except as previously reported in the report of foreign private issuer on Form 6-K filed with the SEC on October 28, 2025. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. Of particular note, the following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of six directors, one of which is considered “independent,” as determined in accordance with the applicable Nasdaq rules.

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of corporate auditors. We have a three-member board of corporate auditors, which will meet the requirements for general exemptions of Rule 10A-3(c)(3) under the Exchange Act. See “Item 6. Director, Senior Management and Employees—C. Board Practices—Board of Corporate Auditors” for additional information.

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive, directors, and corporate auditors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters.

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices.

●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

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

In the fiscal year ended March 31, 2026, we did not detect any cybersecurity incidents that materially affected or were/are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.1 of our foreign private issuer report on Form 6-K/A (File No. 001-42740), filed with the U.S. Securities and Exchange Commission on July 7, 2026) )

2.1	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

2.3*	Description of the rights of each class of securities registered

4.1	Master System Development Consignment Agreement between Brand Cloud Inc and Robot Consulting Co., Ltd. dated December 25, 2022 (English translation) (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.2	Outsourcing Agreement between Kizashi Inc. and Robot Consulting Co., Ltd. dated September 1, 2022 (For the subsidy application support for our corporate customers’ clients) (English translation) (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.3	Outsourcing Agreement between Kizashi Inc. and Robot Consulting Co., Ltd. dated July 26, 2022 (For subsidy application support for our clients purchasing our products) (English translation) (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.4	Product Development Agreement between CJK Group, Inc. and Robot Consulting Co., Ltd. dated July 19, 2023 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.5	Agency Agreement between Nac Co., Ltd. and Robot Consulting Co., Ltd. dated November 30, 2022 and the Memorandum Concerning the Agency Agreement dated March 14, 2023 (English translation) (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.6	Master Business Consignment Agreement between Robot Consulting Co., Ltd. and Argyle Inc., dated May 26, 2022 (English translation) (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.7	Form of Labor Robot Software Licensing Agreement (English translation) (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on June 16, 2025)

4.8	Form of E-Learning Licensing Agreement (English translation) (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.9	Consulting and Services Agreement between Robot Consulting Co., Ltd. and Spirit Advisors, LLC dated April 24, 2023 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.10	Common Stock Purchase Warrant between Robot Consulting Co., Ltd. and Spirit Advisors, LLC dated August 29, 2023 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.11	WisdomBase Cloud Service Application Form between the Robot Consulting Co., Ltd. and ShareWis Co., Ltd. dated June 11, 2024 (English translation) (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on June 16, 2025)

4.12	Side Letter Agreement between Robot Consulting Co., Ltd. and Spirit Advisors LLC dated December 18, 2024 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.13	E-learning Licensing Agreement between Robot Consulting Co., Ltd. and Enechita Co., Ltd., dated August 30, 2024 (English translation) (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on February 12, 2025)

4.14	E-learning Licensing Agreement between Robot Consulting Co., Ltd. and Bran Co., Ltd., dated July 1, 2025 (English translation) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (File No. 001-42740), filed with the U.S. Securities and Exchange Commission on August 15, 2026)

4.15*	Form of Billing Robot Software Licensing Agreement (English Translation)

4.16*	Partnership Agreement (Sales Corporation) between Robot Consulting Co., Ltd. and Infcurion Inc., dated November 11, 2024 (English Translation)

4.17*+	Brand Management Service Agreement between Robot Consulting Co., Ltd. and FUNKEN VISION ADVERTISING (HK) LIMITED, dated May 12, 2025

4.18*+	Facilitator Agreement between Robot Consulting Co., Ltd. and FUNKEN VISION ADVERTISING (HK) LIMITED, dated May 18, 2025

4.19*+	Precision Marketing Services Agreement between Robot Consulting Co., Ltd. and FUNKEN VISION ADVERTISING (HK) LIMITED, dated May 12, 2025 (English Translation)

11.1	Code of Corporate Ethics and Conduct of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-284875), filed with the U.S. Securities and Exchange Commission on March 19, 2025)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-42740), filed with the U.S. Securities and Exchange Commission on August 15, 2025)

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

+	Certain portion of this Exhibit was redacted pursuant to Item 601(a)(6) of Regulation S-K and marked by means of brackets and asterisks (“[****]”).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROBOT CONSULTING CO., LTD.

	By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman
(Principal Executive Officer)

Date July 31, 2026

ROBOT CONSULTING CO., LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Robot Consulting Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Robot Consulting Co., Ltd. (the “Company”) as of March 31, 2026, the related statements of operations, shareholders’ equity/(deficit), and cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the balance sheet of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has significant accumulated deficits and continues to experience negative cash flows from operations. These factors raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws, and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

July 31, 2026

PCAOB ID number: 6783

We have served as the Company’s auditor since 2025.

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

Jericho, New York

August 14, 2025

ROBOT CONSULTING CO., LTD .

BALANCE SHEETS

(Yen in thousands, except share data)

	March 31,
	2026	2025

ASSETS
Current Assets:
Cash and cash equivalents	¥479,952	¥112,012
Accounts receivable, net	160,729	21,412
Deferred offering costs	—	131,035
Prepaid expenses and other current assets	114,273	13,041
Income taxes receivable	60	—
Total Current Assets	755,014	277,500
Non-current Assets:
Restricted cash	—	19,470
Property and equipment, net	5,660	6,946
Operating lease right-of-use assets, net	7,822	880
Intangible assets, net	22,067	7,104
Crypto assets	21,459	—
Investments - Non-current	134	134
Other assets	2,282	1,938
Total Assets	¥814,438	¥313,972

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	¥67,270	¥113,962
Other payables	113,602	58,150
Accrued expenses	8,378	1,614
Deferred revenue – Current	523,536	351,937
Current portion of operating lease liabilities	7,192	402
Total Current Liabilities	719,978	526,065
Non-current Liabilities:
Non-current operating lease liabilities	630	479
Deferred revenue - Non-current	705,197	412,996
Other liabilities	5,191	25,817
Total Liabilities	1,430,996	965,357
Commitment and Contingencies (Note 10)
SHAREHOLDERS’ EQUITY:
Ordinary shares, JPY1.66667 par value - 168,000,000 shares authorized as of March 31, 2026 and 2025; 45,960,000 shares and 42,210,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively	76,600	70,350
Additional paid-in capital	2,578,741	1,060,750
Accumulated deficit	(3,271,899)	(1,782,485)
Total Shareholders’ Deficit	(616,558)	(651,385)
Total Liabilities & Shareholders’ Deficit	¥814,438	¥313,972

The accompanying notes are an integral part of the financial statements.

ROBOT CONSULTING CO., LTD.

STATEMENTS OF OPERATIONS

(Yen in thousands, except share and per share data)

	Fiscal Years Ended March 31,
	2026	2025	2024

Revenue	¥611,708	¥675,561	¥693,104
Cost of revenue	8,760	3,936	19,848
Gross profit	602,948	671,625	673,256
Operating expenses:
Research and development	—	86,158	103,440
Selling, general and administrative expenses	2,081,845	1,119,641	1,221,614
Total operating expenses	2,081,845	1,205,799	1,325,054
Loss from operations	(1,478,897)	(534,174)	(651,798)
Other expenses, net	(2,045)	(511)	(10,168)
Interest expenses	(8,472)	—	—
Loss before income taxes	(1,489,414)	(534,685)	(661,966)
Income tax expenses	—	—	—
Net loss	¥(1,489,414)	¥(534,685)	¥(661,966)
Net loss per share attributable to shareholders, basic and diluted	¥(33.2)	¥(12.7)	¥(16.1)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted	44,870,959	42,210,000	41,127,797

The accompanying notes are an integral part of the financial statements.

ROBOT CONSULTING CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(Yen in thousands, except share data)

	Share Class		Additional			Total Shareholders’
	Ordinary Share		Paid-In	Subscription	Accumulated	Equity
	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balance, March 31, 2023	40,512,000	¥67,520	¥724,980	¥(29,834)	¥(585,834)	¥176,832
Sales of ordinary shares	1,698,000	2,830	335,770	—	—	338,600
Cash receipt for subscription receivable	—	—	—	29,834	—	29,834
Net loss	—	—	—	—	(661,966)	(661,966)
Balance, March 31, 2024	42,210,000	70,350	1,060,750	—	(1,247,800)	(116,700)
Net loss	—	—	—	—	(534,685)	(534,685)
Balance, March 31, 2025	42,210,000	70,350	1,060,750	—	(1,782,485)	(651,385)
Issuance of shares upon initial public offering, net off offering costs	3,750,000	6,250	1,501,623	—	—	1,507,873
Stock-based compensation	—	—	16,368	—	—	16,368
Net loss	—	—	—	—	(1,489,414)	(1,489,414)
Balance, March 31, 2026	45,960,000	¥76,600	¥2,578,741	¥—	¥(3,271,899)	¥(616,558)

The accompanying notes are an integral part of the financial statements.

ROBOT CONSULTING CO., LTD.

STATEMENTS OF CASH FLOWS

(Yen in thousands)

	Fiscal Years Ended March 31,
	2026	2025	2024

Cash flows from operating activities:
Net loss	¥(1,489,414)	¥(534,685)	¥(661,966)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,337	2,892	1,832
Noncash lease expenses	7,052	6,643	6,179
Impairment loss on investment	—	—	10,000
Change in allowance for credit losses	388	(7,044)	—
Stock option expense	16,368	—	—
Loss from remeasurement of crypto assets	8,541	—	—
Changes in operating assets and liabilities:
Accounts receivable	(139,705)	70,056	(2,441)
Related party receivables	—	9,304	(7,230)
Income tax receivable	(60)	—	—
Prepaid expenses and other current assets	(101,232)	63,495	(51,507)
Other assets	(344)	1,950	(2,297)
Accounts payable and accrued expenses	15,524	(260,857)	220,609
Deferred revenue	463,800	365,520	175,942
Operating lease liabilities	(7,052)	(6,643)	(6,179)
Other liabilities	(20,626)	6,350	—
Net cash used in operating activities	(1,242,423)	(283,019)	(317,058)
Cash flows from investing activities:
Purchase of property and equipment	(273)	(7,587)	(3,339)
Purchase of intangible assets	(17,740)	(5,464)	(2,101)
Acquisition of investments	—	—	(10,000)
Proceeds from sales of investment	—	—	6,552
Purchase of crypto assets	(30,000)	—	—
Net cash used in investing activities	(48,013)	(13,051)	(8,888)
Cash flows from financing activities:
Payment for deferred offering costs	(131,182)	(63,566)	(22,015)
Proceeds from stock issuance	—	—	338,600
Proceeds received for subscription receivable	—	—	29,834
Proceeds from issuance of shares	1,770,088	—	—
Net cash provided by/(used in) financing activities	1,638,906	(63,566)	346,419
Net increase (decrease) in cash, cash equivalents and restricted cash	348,470	(359,636)	20,473
Cash, cash equivalents and restricted cash at beginning of year	131,482	491,118	470,645
Cash, cash equivalents and restricted cash at end of fiscal year	¥479,952	¥131,482	¥491,118

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	¥479,952	¥112,012	¥471,648
Restricted cash	—	19,470	19,470
Total cash, cash equivalents and restricted cash	¥479,952	¥131,482	¥491,118

Supplemental disclosures of cash flow information:
Cash paid for interest	¥4,040	¥—	¥—
Noncash lease liabilities arising from obtaining from ROU assets	13,993	¥—	¥—

The accompanying notes are an integral part of the financial statements.

ROBOT CONSULTING CO., LTD.

NOTES TO FINANCIAL STATEMENTS

For the Fiscal Years Ended March 31, 2026 and 2025

(Yen in thousands, except share and per share data)

1. Nature of Operations

Robot Consulting Co., Ltd. (the “Company”) was incorporated on April 17, 2020 in Tokyo, Japan. The Company’s principal product is “Labor Robot,” a cloud-based software which provides human resource solutions. The Company is also offering “Robot Lawyer,” a chatbot empowered by generative artificial intelligence (“AI”) aiming to provide a preliminary legal consultation resources to individuals and small business users, and “Billing Robot,” a cloud-based business-to-business billing and payment software. The Company also provides consulting support services such as e-learning courses relating to digital transformation and software installation services. The Company is committed to researching, developing, and selling AI technology.

Stock split- On January 7, 2025, the Company’s board of directors approved the change in the number of ordinary shares authorized and a sub-division of the ordinary shares issued at a ratio of 1:6, which became effective on January 7, 2025. As a result, the number of shares authorized and issued became 168,000,000 and 42,210,000 shares, respectively, with a par value of JPY1.66667 each.

Going concern

The Company had a loss of JPY1,489,414, JPY534,685 and JPY661,966 for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. This operating loss has resulted in an accumulated deficit of JPY3,271,899 as of March 31, 2026. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

The Company’s audited financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Company’s ordinary shares through equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts and secure equity and/or debt financing and there are no assurances that the Company will be successful. The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying audited financial statements are presented in thousand Japanese yen, (“JPY” or “¥”), the currency of the country in which the Company is incorporated and primarily operates. The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of the financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment and intangible assets, the carrying value of operating lease right-of-use asset, allowance for credit losses on accounts receivable, valuation of share-based compensation, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

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

2 – Identification of the performance obligation in the contract

3 – Determination of the transaction price

4 – Allocation of the transaction price to the performance obligation in the contract

5 – Recognition of revenue when, or as, a performance obligation is satisfied

During the fiscal years ended March 31, 2026 and 2025, the Company generated revenues from sales of software and consulting and support services.

Revenue is recognized when the control of the promised products or services is transferred by the Company to its customers. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for the products or services delivered. The transaction prices are generally fixed at contract inception. Consumption taxes collected from customers and remitted to government authorities are excluded from revenue and deferred revenue.

At contract inception, the Company assesses the performance obligations, or deliverables the Company has agreed to provide, pursuant to the contract and determines if they are individually distinct or if they should be combined with other performance obligations. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. Performance obligations are combined when an individual performance obligation does not have standalone value to a customer. For example, customers do not have the ability to take possession of the Company’s software, “Labor Robot”, and, as a result, the Company’s contracts for sales of software and hosting service arrangements are typically accounted for as service arrangements with a single performance obligation.

Sales of Software

Revenue from sales of software is primarily comprised of sales of Labor Robot, Robot Lawyer, and the add-on features of Billing Robot. Revenue is recognized on a straight-line basis over the period of five years as the Company’s performance obligation is satisfied over-time and as control of the promised service is transferred to the customer, commencing when the product key is delivered to the customer.

Consulting and Support Services

Revenue from consulting and support services is recognized when the control of the promised service is transferred by the Company to its customer. Consulting and support services the Company provided during the fiscal years ended March 31, 2026 and 2025, include the following services. See Note 13 for the disaggregation of revenue.

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

Digitalization & AI Implementation Subsidy application consulting and support services: Consulting service revenue is generated from application and handling fees charged to corporate customers for applying for information technology (IT) subsidies with the Ministry of Economy, Trade and Industry of Japan (“METI”). Revenue is recognized when the Company completes submitting applications for IT grants to METI.

Usage fees for Billing Robot

Usage fee revenue generated from Billing Robot fees charged to a certain customer based on fixed rates specified in the contract.  The Company recognizes usage fee revenue as the related usage occurs, because the customer  simultaneously receives and consumes the benefits of the service as it is provided. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for providing access to, and usage of, the Billing Robot service.  The transaction price is determined based on the fixed contractual rate and the customer’s actual usage.

From time to time, the Company uses subcontractors. The Company assesses and records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that the Company is the principal in the performance obligation and gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified vendors, (ii) has the discretion to select the vendors and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by its customers.

Segment Information

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statement information about operating segments, on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company operates and manages its business as one operating and reportable segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (“CEO”), who reviews and evaluates financial information as a whole for purposes of making operating decisions, assessing financial performance, and allocating resources. As such, the Company has determined that it has one operating and reportable segment in accordance with ASC Topic 280, Segment Reporting. During the fiscal years ended March 31, 2026 and 2025, there were no revenues derived or long-lived assets held outside of Japan.

Concentration of Customers and Vendors

For the fiscal year ended March 31, 2026, no customer accounted for more than 10% of the Company’s total revenue. For the fiscal year ended March 31, 2025, two customers each accounted for more than 10% of the Company’s total revenue. For the fiscal year ended March 31, 2024, no customer accounted for more than 10% of the Company’s total revenue.

As of March 31, 2026, no customer accounted for more than 10% of the Company’s total accounts receivable. As of March 31, 2025, three customers each accounted for more than 10% of the Company’s total accounts receivable.

For the fiscal year ended March 31, 2026, one supplier accounted for more than 10% of the Company’s total purchases. For the fiscal years ended March 31, 2025 and 2024, no supplier accounted for more than 10% of the Company’s total purchases.

As of March 31, 2026 and 2025, four suppliers accounted for more than 10% of the Company’s total accounts payable.

Cash and Cash Equivalents, and Restricted Cash

The Company considers all highly liquid short-term investments purchased with an initial maturity date of three months or less to be cash equivalents. Restricted cash consisted of funds earmarked in connection with the legal proceeding described in Note 9. Following the appellate court judgment regarding the unpaid system development fees with ZESTO Consulting LLC, and while the Company’s appeal remains ongoing, the court released these funds, and JPY19,470 was paid to the counterparty during the fiscal year ended March 31, 2026. As a result, the Company had no restricted cash as of March 31, 2026. Restricted cash was JPY19,470 as of March 31, 2025.

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

The allowance estimate is derived from a review of the Company’s historical losses on the aging of receivables. This estimate is adjusted for management’s assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes that historical loss information is a reasonable starting point to calculate the expected allowance for credit losses, given that the composition of the Company’s customers has remained constant. The Company recorded JPY591 and JPY203 as the allowance for credit loss as of March 31, 2026 and 2025, respectively. Provisions for the allowance for expected credit losses are recorded in selling, general and administrative expenses in the Statements of Operations.

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

Upon the completion of the initial public offering (the “IPO”) the Company completed on July 18, 2025, the deferred offering costs were fully charged to additional paid-in capital.

Property and Equipment, Net

Property and equipment are recorded at the cost less accumulated depreciation. Depreciation is computed using the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets, as follows:

Property and Equipment	Estimated Useful Life
Fixtures	Shorter of 3 years or lease term
Tooling and equipment	5 years
Computers and other equipment	3 years
Vehicles	5 years

Repair and maintenance costs are expensed as incurred. The Company records depreciation expenses in selling, general and administrative expenses in the Statements of Operations.

Intangible Assets, Net

Intangible assets consist of the Company’s capitalized software, patents and trademarks. Software is amortized over five to ten years. Patents are amortized over eight years. Trademarks are amortized over 10 years. Amortization expenses are recorded in selling, general and administrative expenses in the Statements of Operations.

Impairment or Disposal of Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sales are reported at the lower of cost or fair value less costs to sell. There were no impairments of long-lived assets during the fiscal years ended March 31, 2026 and 2025.

Crypto Assets

The Company holds certain crypto assets that meet the scope requirements of ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets. These assets are intangible, do not provide enforceable rights to goods, services, or other claims, are secured using cryptography, and reside on distributed ledger technology. The Company’s crypto assets consist primarily of Ethereum, which are fungible digital tokens that are not issued or created by the Company or its related parties.

Crypto assets are subject to unique risks, including price volatility, technological change, cybersecurity threats, and regulatory developments. The Company manages these risks through internal controls over custody, authorization, and valuation.

Effective January 1, 2025, the Company adopted ASU 2023-08 Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which requires crypto assets within its scope to be measured at fair value, with changes recognized in net income. Fair value is determined using Level 1 inputs under ASC 820, based on quoted prices in active markets the Company has access to at the reporting date. Such prices are obtained from publicly available market data sources, including principal market exchanges on which the Company transacts.

Crypto assets are presented separately from other intangible assets on the Balance Sheets. Transaction fees, custodian fees, and blockchain network costs are expensed as incurred. Upon disposition of a crypto asset, realized gains or losses are measured as the difference between the proceeds received and the carrying amount at the time of sale.

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

Investments

In the normal course of business, the Company invests in business partners that support the Company’s underlying business strategy and provide the Company the ability to enter into new markets, thereby expanding the reach of the Company’s products and services.

The Company’s investments consist of investments in privately held entities that do not report net asset value (“NAV”) per share. These investments are measured at costs, adjusted for observable price changes and impairments. Gain or loss resulting from price changes and impairments are recognized in other income (expense), net in the Statement of Operations.

There were no activities related to the Company’s investments during the fiscal year ended March 31, 2026 and 2025.

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

Cost of Revenue

Cost of revenue primarily consists of costs paid to the Company’s vendors and employees related to the Company’s delivery of services.

Research and Development Costs

Research and development (“R&D”) costs consist primarily of fees paid to vendors for research, prototyping and consulting. Most R&D costs are expensed as incurred.

Time and costs incurred between establishment of technological feasibility and the release of software product is not material, and the costs incurred during this period is recorded as R&D costs.

Advertising Costs

Advertising and marketing costs are expensed as incurred and are included in selling, general and administrative expenses in the Statement of Operations. For the fiscal years ended March 31, 2026 and 2025, these costs were JPY282,967 and JPY49,560, respectively.

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

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation. The Company measures and recognizes compensation expenses for all share-based payment awards made to employees and non-employees, including stock options, restricted stock units (“RSUs”), and other equity-based awards, based on the grant-date fair value of the awards.

The Company recognizes compensation expense for share-based awards over the requisite service period, which is generally the vesting period of the awards, using a straight-line method unless the awards contain performance or market conditions.

Net Loss per Share

Basic net loss per ordinary share is calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per ordinary share is computed by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, adjusted for the effect of potentially dilutive securities, if any. Potentially dilutive securities are included in the calculation of diluted net loss per share only when their effect is dilutive. When the Company reports a net loss, all potentially dilutive securities are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

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

The following Accounting Standards Updates (“ASUs”) issued by the FASB may relate to the Company as concerns the Company’s normal ongoing operations or the industry in which the Company operates.

In December 2025, the FASB issued ASU 2025-12, Codification Improvement. This ASU addresses issues across a wide variety of Topics, making amendments that clarify guidance, correct errors, or make minor improvements to the Codification. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact that adoption of this guidance will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Derivatives and Hedging (ASC 815) and Revenue from Contracts with Customers (ASC 606): Scope Refinements and Share-Based Noncash Consideration. This ASU clarifies the scope of derivative accounting for certain contracts and the accounting for share-based noncash consideration received from customers. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods. The Company is currently evaluating the impact that adoption of this guidance will have on its financial statements.

In September 2025, the FASB issued ASU 2025-07, Interim Reporting (Topic 270): Narrow-Scope Improvements. This ASU clarifies the interim disclosure requirements and the applicability of Topic 270. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that adoption of this guidance will have on its financial statements.

In July 30, 2025, the FASB issued ASU No. 2025-05 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The requirements are effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted, and entities should apply the amendments prospectively. The Company is currently evaluating the impact that the adoption of this ASU will have on its financial statements.

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

3. Prepaid Expenses and Other Current Assets

As of March 31, 2026 and 2025, prepaid expenses and other current assets consisted of the following:

	March 31,
	2026	2025
Prepaid expenses	¥96,691	¥6,850
Deposit	2,480	2,450
Consumption taxes receivable	15,102	3,725
Others	—	16
Total prepaid expenses and other current assets	¥114,273	¥13,041

As of March 31, 2026, prepaid expenses of JPY96,691 primarily consisted of advance payments for marketing services, recruitment services, and business development advisory services. The related costs are recognized in selling, general and administrative expenses over the applicable contractual service periods as the services are rendered.

4. Property and Equipment, Net

As of March 31, 2026 and 2025, property and equipment consisted of the following:

	March 31,
	2026	2025
Fixtures	¥3,664	¥3,664
Tooling and equipment	337	337
Computer and other equipment	581	308
Motor vehicle	7,218	7,218
Total property and equipment	¥11,800	¥11,527
Less: Accumulated depreciation	(6,140)	(4,581)
Total property and equipment, net	¥5,660	¥6,946

The Company recognized depreciation expenses on property and equipment of JPY1,559 and JPY2,570 during the fiscal years ended March 31, 2026 and 2025, respectively. The Company records depreciation expenses in selling, general and administrative expenses in the Statements of Operations.

5. Intangible Assets, Net

As of March 31, 2026 and 2025, intangible assets consisted of the following:

	March 31,
	2026	2025
Patents	¥2,453	¥2,101
Trademarks	422	773
Software	16,753	-
Software – Work-in-progress	5,678	4,691
Total intangible assets	25,306	7,565
Less: Accumulated amortization	(3,239)	(461)
Total intangible assets, net	¥22,067	¥7,104

The Company recognized amortization expenses on intangible assets of JPY2,778 and JPY322 during the fiscal years ended March 31, 2026 and 2025, respectively. The Company records amortization expenses in selling, general and administrative expenses in the Statements of Operations.

6. Crypto Assets

The table below presents the Company’s crypto assets measured at fair value as of March 31, 2026. There were no crypto assets owned by the Company as of March 31, 2025.

March 31, 2026
Asset	Quantity	Cost Basis	Fair Value	Fair Value Hierarchy	Restrictions
Ethereum	66	¥30,000	¥21,459	Level 1	None
Total crypto assets			¥21,459

During the fiscal years ended March 31, 2026 and 2025, the Company recognized unrealized loss of JPY8,541 and nil, respectively, from changes in fair value. Unrealized loss is included in other expenses, net in the Statement of Operations.

The following table summarizes the activity of the Company’s crypto assets during the fiscal year ended March 31, 2026:

March 31, 2026
Beginning balance	¥—
Addition	30,000
Recognized loss	(8,541)
Ending balance	¥21,459

7. Leases

The Company has an operating lease for office space. As of March 31, 2026 and 2025, the following amounts were recorded on the Balance Sheets relating to the Company’s operating lease.

	March 31,
	2026	2025
Right-of-Use Assets
Operating lease assets	¥7,822	¥880
Lease Liabilities
Operating lease liabilities - Current	¥7,192	¥402
Operating lease liabilities - Non-current	630	479

The following table summarizes the contractual maturities of operating lease liabilities as of March 31, 2026:

Fiscal years ending March 31,
2027	¥7,259
2028	455
2029	155
2030	26
Total lease payments	7,895
Less amounts representing interest	(73)
Present value of lease payments	7,822
Less: current portion	(7,192)
Non-current lease liabilities	¥630

The following table illustrates information regarding the Company’s operating leases as of March 31, 2026 and 2025:

	March 31,
	2026	2025
Total operating lease cost	¥7,052	¥6,643
Cash paid for amounts included in the measurement of the operating lease liability	¥7,216	¥6,708
Weighted average remaining lease term (years)	1.2	3.0
Weighted average discount rate	1.48%	1.48%

The Company did not have significant sublease income or variable lease costs for the fiscal years ended March 31, 2026 and 2025.

8. Other Payables

As of March 31, 2026 and 2025, other payables consisted of the following:

	March 31,
	2026	2025
Outsourcing fees	¥1,386	¥1,584
Professional fees	9,249	9,912
Sales and marketing	4,936	4,596
Research and development	880	8,180
Income tax withholding	52,875	3,110
Compensations	11,020	16,070
Business tax payable	—	3,919
Others	33,256	10,779
Total other payable	¥113,602	¥58,150

9. Commitments and Contingencies

Guarantees and Commitments

There were no commitments under certain purchase or guarantee arrangements as of March 31, 2026 and 2025.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended March 31, 2026 and 2025 except for the following.

On May 14, 2023, the Company was served with a complaint by ZESTO Consulting LLC demanding unpaid system development fees of JPY21,770. In the fiscal year ended March 31, 2023, the Company recognized the total JPY22,470 related to the lawsuit in research and development costs in the Statements of Operations.

On December 13, 2024, the Tokyo District Court ruled against the Company, holding the Company liable for unpaid service fees totaling JPY19,470, with interest accruing at a rate of 3% per annum. The Company subsequently filed an appeal against this decision.

On December 17, 2025, the appellate court issued a judgment requiring the Company to pay JPY20,394, including additional amounts not awarded in the initial judgment, plus interest. Interest is calculated at rates of 3% and 14.6% per annum on specified portions of the judgment.

The Company filed an appeal of the appellate court judgment to the Supreme Court of Japan in January 2026. While the Company intends to continue with its appeal process, based on the currently available information, management has concluded that the potential loss associated with this matter is reasonably estimable. Accordingly, the Company has recognized the estimated obligation in its financial statements should the appeal fail. For the fiscal year ended March 31, 2026, the Company recognized an additional loss of JPY924 and interest expense of JPY8,399 related to this matter. The total amount accrued related to this matter as of March 31, 2026 was JPY5,284 and is included in accrued expense in the Balance Sheet.

Following the appellate court judgment, and while the Company’s appeal remains ongoing, the court released the earmarked funds, and JPY19,470 was paid to ZESTO Consulting LLC in March 2026.

On September 26, 2025, the Company was served with a complaint by FOOT PRINT Co., Ltd. demanding unpaid service fees under an advertising services agreement of JPY1,197. Subsequently, the Company entered into a court-mediated settlement agreement on February 3, 2026. Pursuant to the settlement agreement, the Company agreed to pay approximately JPY1,131 in full. Upon payment in February 2026, the parties agreed to withdraw all related claims and no further obligations remain between them. As of the date of this report, there is no outstanding balance related to this matter.

In October 2025, trading in the Company’s common stock on The Nasdaq Stock Market was temporarily suspended by the SEC. The suspension was initiated due to concerns regarding potential manipulation of the Company’s securities through recommendations made to investors by unknown third parties via social media. The Company is actively working to address the matters that led to the suspension and to satisfy the requirements for resumption of trading. As of the date of this report, trading of the Company’s securities remains suspended, and there can be no assurance as to when or if trading will resume.

On March 24, 2026, three plaintiffs filed a putative civil class action in the Supreme Court of the State of New York, New York County, against approximately 47 issuers, including the Company, as well as various underwriters and individuals. The plaintiffs allege violations of Sections 11 and 12 of the Securities Act of 1933 arising from purported material misstatements or omissions in registration statements and prospectuses issued in connection with the defendants’ initial public offerings. With respect to the Company, the plaintiffs allege that the Company failed to disclose that its ordinary shares were susceptible to alleged pump-and-dump schemes conducted by unknown third parties.

None of the named plaintiffs is alleged to be a current or former shareholder of the Company. The plaintiffs’ request for judicial intervention was returned by the court for correction, and no corrected filing has been made. As of the date of this report, there has been no further activity involving the Company, the Company has not been formally served with the summons and complaint, and there has been no formal investigation or regulatory inquiry involving the Company or its officers in connection with this matter. If the action proceeds, the Company believes that the claims asserted against it are legally defective and without merit and intends to vigorously defend the action.

Indemnification

In the ordinary course of business, the Company customarily includes standard indemnification provisions in its arrangements with third parties. As of the date of this prospectus, the Company has not paid any material claims or been required to defend any material actions related to its indemnification obligations. However, the Company may be subject to such claims and/or actions in the future as a result of these indemnification obligations.

10. Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Fiscal Years Ended March 31,
	2026	2025	2024
Basic and Diluted Net Loss Per Ordinary Share:
Net loss attributable	¥(1,489,414)	¥(534,685)	¥(661,966)
Weighted average ordinary shares outstanding	44,870,959	42,210,000	41,127,797
Basic and diluted net loss per ordinary share	¥(33.2)	¥(12.7)	¥(16.1)

11. Income Taxes

The components of loss before income taxes, by geography, consists of the following:

	Fiscal Years Ended March 31,
	2026	2025	2024
Japan	¥(1,489,414)	¥(534,685)	¥(661,966)

During the fiscal years ended March 31, 2026, 2025 and 2024, the Company had no tax expense.

The Company is subject to national and local income taxes in Japan which, in the aggregate, indicate a statutory rate of approximately 31.52% for the fiscal years ended March 31, 2026 and 30.62% for the fiscal years ended March 31, 2025 and 2024, respectively. The statutory tax rate in effect for the year in which the temporary differences are expected to reverse is used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

A reconciliation of income tax expense to the amount of income tax expense (benefit) at the statutory rate in Japan for the fiscal years ended March 31, 2026, 2025 and 2024 is as follows:

	Fiscal Years Ended March 31,
	2026	2025	2024
Income tax benefit at the statutory rate	¥(469,463)	¥(163,721)	¥(202,694)
Increase (reduction) in taxes resulting from:
Change in valuation allowance	186,057	193,402	175,731
Permanent difference	(36,189)	(19,400)	(6,741)
Unrecognizable loss carryforwards	—	—	13,083
Non-deductible expenses	318,667	6,937	4,548
Rate difference	—	(16,310)	17,892
Inhabitant and business tax	—	(909)	(1,818)
Other	928	1	(1)
Income tax expense	¥—	¥—	¥—

Significant components of deferred tax assets and liabilities are as follows:

	March 31,
	2026	2025
Deferred tax assets:
Deferred revenue	¥297,769	¥245,701
Net operating loss carryforwards	386,090	212,825
Accrued expenses and reserves	92,455	122,403
Operating lease liabilities	2,466	278
Other	—	909
Total deferred tax assets	778,780	582,116
Deferred tax liabilities:
Depreciation and amortization	¥18,144	¥9,725
Operating lease ROU assets	2,468	280
Total deferred tax liabilities	20,612	10,005
Less: Valuation allowance	(758,168)	(572,111)
Net deferred tax assets/(liabilities)	¥—	¥—

The Company has net operating loss carryforwards of JPY1,224,905 and JPY675,207 as of March 31, 2026 and 2025, respectively, which expire between 2033 to 2036.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets. Due to the Company’s history of net losses and the difficulty in predicting future results, the Company concluded it was not more likely than not that the deferred tax assets would be utilized. Accordingly, the Company has established a full valuation allowance against net deferred tax assets as of March 31, 2026 and 2025. Significant management judgment is required in determining the Company’s deferred tax assets and liabilities and valuation allowances for purposes of assessing its ability to realize any future benefit from its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, the Company’s valuation allowance.

The net changes in the total valuation allowance for net deferred tax assets for the fiscal years ended March 31, 2026 and 2025 consist of the following:

	Fiscal Years Ended March 31,
	2026	2025
Valuation allowance at beginning of year	¥572,111	¥378,709
Additions (deductions)	186,057	193,402
Valuation allowance at end of year	¥758,168	¥572,111

For the fiscal years ended March 31, 2026, 2025 and 2024, the Company had no uncertain tax positions anticipated to significantly increase or decrease within 12 months.

Interest and penalties related to income tax matters are recognized as a component of selling, general and administrative expenses in the Statements of Operations, if applicable. The Company did not have any interest or penalties associated with any uncertain tax benefits that had been accrued or recognized as of and for the fiscal years ended March 31, 2026, 2025 and 2024.

The Company files national and local income tax returns within Japan. As of the reporting date, the Company is not currently, nor has it been, under income tax examination, but it may be subject to examination in the future. The tax authorities could perform tax examination on years as early as the tax year ended March 31, 2026.

12. Shareholders’ Equity/(Deficit)

Ordinary Shares

As of March 31, 2026, the Company had 168,000,000 ordinary shares authorized. Each holder of ordinary shares shall be entitled to one vote for each share held as of the record date and shall be entitled to receive dividends, when, as and if declared by the shareholders or the Board of Directors. The total ordinary shares issued and outstanding as of March 31, 2026 was 45,960,000 shares.

On January 7, 2025, the Company’s board of directors approved the change in the number of ordinary shares authorized. As a result, the number of shares authorized became 168,000,000. On the same date, the Company’s board of directors approved a sub-division of the ordinary shares issued and outstanding at a ratio of 1:6, which became effective on January 7, 2025. The Company believes it is appropriate to reflect the above transactions on a retroactive basis in accordance with ASC 260. All references made to share or per share amounts herein have been retroactively adjusted to reflect the 1:6 sub-division.

On July 18, 2025, the Company completed its IPO of 3,750,000 ordinary shares at a public offering price of $4.00 per share. The net proceeds to the Company from the IPO, after deducting underwriting discounts and offering expenses payable by the Company, were approximately JPY1,507,873.

13. Revenue

Disaggregation of Revenue

The tables below reflect revenue by major sources for the fiscal years ended March 31, 2026 and 2025. The Company had no revenue derived from geographical regions outside of Japan during the fiscal years ended March 31, 2026 and 2025.

	Fiscal Years Ended March 31,
	2026	2025	2024
Sales of Software	¥294,528	¥150,971	¥75,125
Consulting and Support Services	315,291	524,590	617,979
Other	1,889	—	—
Total	¥611,708	¥675,561	¥693,104

During the fiscal years ended March 31, 2026, revenue from consulting and support services was primarily generated from provision of e-learning, software installation support services and Digitalization & AI Implementation Subsidy application consulting and support services. During the fiscal years ended March 31, 2025, revenue from consulting and support services was primarily generated from provision of e-learning and software installation support services. During the fiscal year ended March 31, 2024, revenue from consulting and support services was generated from the provision of e-learning, e-commerce store set-up services, and software installation support services.

	Fiscal Years Ended March 31,
	2026	2025	2024
Timing of transfer of goods and services
Point in time	¥15,739	¥—	¥336,031
Over time	595,969	675,561	357,073
Total	¥611,708	¥675,561	¥693,104

The following table summarizes the activity in deferred revenue during the fiscal years ended March 31, 2026 and 2025.

	Fiscal Years Ended March 31,
	2026	2025
Deferred revenue, beginning of period	¥764,933	¥399,413
Deferred revenue, end of period	1,228,733	764,933

Revenue recognized in the period from amounts included in deferred revenue at the beginning of period	372,940	93,870

As of March 31, 2026 and 2025, deferred revenue represents the Company’s remaining performance obligations to provide software, e-learning and software installation support services for which consideration has been received.

As of March 31, 2026 and 2025, revenue of JPY1,228,733 and JPY764,933, respectively, is expected to be recognized from remaining performance obligations for customer contracts. As of March 31, 2026 and 2025, the Company expects to recognize revenue of JPY523,536 and JPY351,937, respectively, from these remaining performance obligations over the next 12 months, with the remaining balances to be recognized thereafter.

14. Cost of revenue

Disaggregation of Cost of revenue

The table reflects cost of revenue by major source for the fiscal years ended March 31, 2026 and 2025:

	Fiscal Years Ended March 31,
	2026	2025	2024
Sales of Software	¥1,164	¥1,057	¥4,072
Consulting Services	7,583	2,879	15,776
Other	13	—	—
Total	¥8,760	¥3,936	¥19,848

15. Share-based Compensation

On February 6, 2024, the Company’s Board of Directors approved the issuance of stock options. On February 7, 2024, stock options to purchase an aggregate of 2,268,000 ordinary shares at an exercise price of JPY200 per ordinary share were granted to certain individuals who were the Company’s directors, employees and consultants. The options vested upon the successful completion of IPO. The options are exercisable only after February 7, 2026 and have a contractual term of eight years.

The fair value of the stock options as of the grant date was JPY72.2 and was estimated using the Black-Scholes option-pricing model. The following table summarizes the significant assumptions used to estimate the fair value of the stock options.

Expected term	3 years
Expected volatility	44.67%
Expected dividend rate	—%
Risk-free rate	2.00%

Upon completion of its IPO in July 2025, the Company recognized share-based compensation expenses of JPY16,368. Share-based compensation expenses are included in the selling, general and administrative expenses in the Statements of Operations.

The following table summarizes stock option activity under the Company’s stock option plan:

Vested options	Options	Weighted- Average Grant-Date Fair Value per Option	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Vested at April 1, 2025	—	¥—
Vested	226,800	72.2
Vested at March 31, 2026	226,800	¥72.2	¥200.0	8.4

The following table summarizes activity for non-vested stock options under the Company’s stock option plan:

Non-vested options	Number of Options	Weighted- Average Grant-Date Fair Value per Option
Non-vested at April 1, 2025	226,800	¥72.2
Vested	(226,800)	72.2
Non-vested at March 31, 2026	—

16. Consulting Agreement

On April 24, 2023, the Company entered into a consulting and services agreement with Spirit Advisors, LLC. (“Spirit Advisors”) pursuant to which it agreed to compensate Spirit Advisors with cash consideration of US$320,000 and common share purchase warrants (the “Spirit Warrants”) in exchange for professional services to be provided by Spirit Advisors in connection with the IPO. Pursuant to the Spirit Warrants, Spirit Advisors could purchase 3% of the issued and outstanding ordinary shares as of the date of the Spirit Warrants’ issuance, which amount was to be automatically adjusted to 3% of the fully diluted number of ordinary shares on the date the Company completed the IPO. The exercise price per share was US$0.01, subject to adjustment as provided in the Spirit Warrants. The Spirit Warrants were only exercisable upon the successful completion of the IPO, and would be substituted in kind with stock acquisition rights.

On December 18, 2024, pursuant to a side letter agreement between the Company and Spirit Advisors, LLC, the Spirit Warrants were cancelled.

17. Segment Information

The Company operates as a single reportable segment. The CODM reviews financial performance and allocates resources as a whole, using net income as the measure of segment profit or loss as the total expense amount. No disaggregated expense categories are regularly reviewed by the CODM other than the expense categories reported on the Statement of Operations. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC 280, as amended by ASU 2023-07.

Revenue is derived primarily from three sources:

1.	Sales of software
2.	Consulting and support services
3.	Other

The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The CODM, the Company’s CEO, assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the Statement of Operations. The measure of segment assets is reported on the Balance Sheet as total assets.

The CODM uses net income to evaluate income generated from segment assets (i.e., return on assets) in deciding whether to reinvest profits into the segment or into other parts of the entity, such as for acquisitions or to pay dividends, if any. Net income is used to monitor budget versus actual results.

As the Company has determined that it operates as one reportable segment, the segment information is consistent with the financial statements, and therefore no reconciliation is required.

18. Related Parties

The related parties with which the Company had material transactions during the fiscal years ended March 31, 2026, 2025 and 2024, or material balances as of March 31, 2026 and 2025, were as follows:

Name of Related Party	Nature of Relationship
Clustar, Inc.	A company controlled by Mr. Teppei Shinkawa*, the Company’s former director and Chief Financial Officer during the fiscal year ended March 31, 2024.
Samulion Factory, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer during the fiscal year ended March 31, 2024.

*	Mr. Teppei Shinkawa resigned in September 2023.

The Company had the following related party transactions during the years ended March 31, 2026, 2025 and 2024:

		Fiscal years ended March 31,
		2026	2025	2024
Selling, General and Administrative Expenses with related parties
Clustar, Inc.	Advertising expenses	¥—	¥—	¥2,190
Samulion Factory, Inc.	Provision of consulting services	—	—	9,786

As of March 31, 2026 and 2025, the Company had no balances outstanding with related parties.

Compensation paid to its directors for services rendered in the normal course of business. Compensation for directors is determined by the Board of Directors and/or shareholders in accordance with the Company’s Articles of Incorporation. Total compensation paid to the directors during the fiscal years ended March 31, 2026, 2025 and 2024 was JPY47,800, JPY53,274 and JPY44,100, respectively.

19. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through July 31, 2026, the date the financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the balance sheet date other than the events disclosed below that require both recognition and disclosure in the financial statements.

In June 2026, the Supreme Court of Japan dismissed the Company’s appeal relating to the legal proceeding described in Note 9. Following the dismissal, the Company paid all remaining amounts due, including applicable interest and late-payment penalties. As of the date of this report, the Company had completed payment in full, and no outstanding balance remained in connection with this matter.

